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INDEX TO COMBINED FINANCIAL STATEMENTS

As confidentially submitted with the Securities and Exchange Commission on March 8, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

China Index Holdings Limited
(Exact Name of Registrant as Specified in Its Charter)
 Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	7374 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Tower A, No. 20 Guogongzhuang Middle Street
Fengtai District
Beijing 100070, People's Republic of China
(+86-10) 5631-8661
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
Unit 2901, 29F, Tower C, Beijing Yintai Centre
No. 2 Jianguomenwai Avenue
Chaoyang District, Beijing 100022
The People's Republic of China
(86) 10-6529-8300
Barry E. Taylor, Esq. Steven V. Bernard, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

             Emerging growth company ☒

             If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(3)	Proposed Maximum Offering Price Per Share(1)(3)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee

Class A ordinary shares, par value US$ per share(1)(2)

Class B ordinary shares, par value US$ per share(3)

(1)
American depositary shares, or ADSs, issuable upon deposit of Class A ordinary shares will be registered under a separate registration statement on Form F-6 with the Securities and Exchange Commission (Registration No. 333-                                    ). Each                        ADS represents                        Class A ordinary share(s).

(2)
Includes Class A ordinary shares, including those represented by ADSs and excluding those that will be distributed to Mr. Vincent Tianquan Mo and will be re-designated as Class B ordinary shares, that will be distributed by Fang Holdings Limited, or Fang, pursuant to a separation and distribution transaction to Fang equity holders. The foregoing Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Includes Class B ordinary shares that will be re-designated from Class A ordinary shares to be distributed to Mr. Vincent Tianquan Mo pursuant to a separation and distribution transaction. The foregoing Class B ordinary shares are not being registered for the purpose of sales outside the United States.

(4)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended.

             The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. Fang will not distribute the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and Fang are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated

China Index Holdings Limited

Class A Ordinary Shares

Class B Ordinary Shares

American Depositary Shares Representing                Class A Ordinary Shares

          This prospectus is being furnished to Fang equity holders in connection with the planned distribution of all of our issued and outstanding ordinary shares immediately prior to such distribution to Fang equity holders as of                p.m., U.S. Eastern Time, on                        , the record date, to separate us from Fang.

          Our Class A ordinary shares will be distributed to holders of Fang ordinary shares (including both Fang Class A ordinary shares and Fang Class B ordinary shares) of record on the record date, and each such holder will receive            Class A ordinary share[s] for every one Fang ordinary share. Our ADSs will be distributed to holders of Fang American depositary shares of record on the record date, and each such holder will receive            ADS[s] for every one Fang American depositary share. Immediately following the distribution, the Class A ordinary shares distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be re-designated as Class B ordinary shares. The distribution will be made in book-entry form. No fractional ordinary shares will occur in the distribution. Fractional ADSs will not be distributed. Instead, the depositary will aggregate our fractional ADSs into whole ADSs, sell such whole ADSs in the open market at prevailing rates promptly after our ADSs commence trading on the NASDAQ Stock Market, or the NASDAQ, and distribute the net cash from proceeds from such sales pro rata to each holder of Fang American depositary shares who would otherwise have been entitled to receive fractional ADSs in the distribution. In connection with the distribution, we will also enter into a series of transactions with Fang to separate from Fang the business identified in this prospectus. See "The Separation and Distribution" section in this prospectus for details.

          Fang equity holders receiving our ordinary shares or ADSs in the distribution are not required to vote on or take any other action in connection therewith, nor will they be required to pay any consideration for these shares or to surrender or exchange their interest in Fang or take any other action in connection therewith.

          Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, Fang expects that there will be two markets in trading of Fang American depositary shares representing Fang Class A ordinary shares: a "regular-way" market and an "ex-distribution" market. If you sell your Fang American depositary shares representing Fang Class A ordinary shares in the "regular-way" market after the record date and before the distribution, you also will be selling your right to receive our ADSs representing our Class A ordinary shares in connection with the separation. If you sell your Fang American depositary shares representing Fang Class A ordinary shares in the "ex-distribution" market after the record date and before the distribution, you will receive our ADSs representing our Class A ordinary shares that you are entitled to receive pursuant to your ownership as of the record date of Fang American depository shares representing Fang Class A ordinary shares.

          The separation and distribution is subject to the final approval of Fang's board of directors as well as a number of other closing conditions. See "The Separation and Distribution." Fang currently owns all of our outstanding ordinary shares. Following the completion of the separation and distribution, Fang will cease to be our shareholder.

          We [have applied] to list all of our ADSs representing our Class A ordinary shares on the NASDAQ under the symbol "        ." Prior to the separation and distribution, there has been no public market for our ADSs or our ordinary shares, although we expect that a limited market, commonly known as a "when-issued" trading market of our ADSs representing our Class A ordinary shares, will develop on or shortly before the record date for the distribution, and we expect "regular-way" trading of our ADSs representing our Class A ordinary shares to begin on the first trading day following the completion of the distribution. Our ordinary shares not represented by our ADSs will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs. Fang American depositary shares will continue to trade on the New York Stock Exchange under the symbol "SFUN" following the separation and distribution.

          We expect that our shares or ADSs will be distributed by Fang to you after the close of trading on the NASDAQ on                         , the distribution date. The separation and distribution will be effective as of                p.m., U.S. Eastern Time, on                        .

          We will not receive any proceeds from the separation and distribution.

          We are an "emerging growth company" as defined under applicable U.S. securities laws and, as such, we are eligible for reduced public company reporting requirements.

          We will be a "controlled company" as defined under the NASDAQ Stock Market Rules after completion of the separation and distribution and will be exempt from certain corporate governance requirements, though we do not currently intend to rely on such exemptions.

          Upon completion of the separation and distribution, our issued share capital will consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 10 votes and will be convertible into one Class A ordinary share. Class A ordinary shares will not be convertible into Class B ordinary shares unless approved by our board of directors.

          Owning our ordinary shares or ADSs involves risks. In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 24.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        .
This prospectus was first made available to Fang equity holders on or about                                    .

(This page has been left blank intentionally.)

 Explanatory Note

        We are furnishing this prospectus to you solely to provide you with information regarding both the separation and distribution and our company. It is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of us or Fang.

        Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus about our company assumes the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution. We describe in this prospectus the spun-off business of Fang to be transferred to us by Fang in connection with the separation as though such business were our business for all historical periods described. However, we have not conducted any operations independently from Fang prior to the separation and most of the actions necessary to transfer assets and liabilities of Fang to us have not occurred but will occur before the effectiveness of the separation. References in this prospectus to the historical assets, liabilities, products, business or activities of our business are intended to refer to the historical assets, liabilities, products, business or activities of the spun-off business as those were conducted as part of Fang prior to the separation.

        You should rely only on the information contained in this prospectus. We have not authorized any other person, including Fang, to provide you with information different from that contained in this

i

prospectus. The information contained in this prospectus is believed by us to be accurate as of its date. Therefore, you should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus, regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and neither we nor Fang will update the information except in the normal course of our respective public disclosure obligations and practices or as specifically indicated in this prospectus.

ii

PROSPECTUS SUMMARY

        The following is a summary of certain material information discussed in this prospectus. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and our company's business and financial position, you should carefully read this entire prospectus, including our combined financial statements and the related notes included in this prospectus and the information set forth under the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

Overview

        We empower China's commercial property market with big data and innovative technologies.

        We operate the largest real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of June 30, 2018, according to the Frost & Sullivan report. Our services span across data services, analytics services, promotion services and listing services for China's real estate markets. We serve a substantial base of real estate participants in China, including industry professionals and business communities, with an authoritative, comprehensive and seasonable collection of real estate data, according to the Frost & Sullivan report, complemented by a variety of powerful analytical and marketing tools. Following the separation and distribution, we will focus more on the enormous market opportunity within China's commercial property sector through our commercial property online marketing portals and mobile applications.

        Over a span of 20 years, we have developed a leading proprietary real estate information and analytics service platform in China based on our China Real Estate Index System, or CREIS, a comprehensive set of benchmarks and data points widely adopted by industry participants to track, understand and analyze the real estate industry in China. Our service platform consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to Software as a Service, or SaaS. As of June 30, 2018, the China Index Database encompassed detailed real estate information of over 2,200 cities, 800,000 plots of land, 300,000 residential property projects and 43,000 commercial property projects in China, representing the widest geographical coverage and the most data points among all real estate-related databases in China, according to the Frost & Sullivan report. Our service platform delivers significant value to our clients due to the richness of associated analytic functionalities, including fair market value appraisals, property and district ratings, interactive analytics and reporting tools, property price indices and investment decision-making analyses. As one of the most recognized brands among real estate participants in China, we were selected by China's National Bureau of Statistics as a key data source for real estate industry from 2014 to 2017.

        Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we also offer promotion services to China's real estate participants. We disseminate influential enterprise and property rankings and industry reports on select key topics and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events.

        As commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate online marketing portals for China's commercial property market and empower it with big data and innovative technologies. We are also exploring other commercial property-related services to capture the enormous market opportunity arising from the rapid development of China's commercial property sector.

        We have a scalable business model and a highly loyal client base. Our clients primarily consist of real estate developers, brokers and agents, property management companies, financial institutions and individual professionals. As of June 30, 2018, over 90% real estate developers listed in the Top 100 Real Estate Developers in China as ranked by the Top Ten Research Committee of China's Real Estate Industry were our clients. More than 90% of our existing clients among such Top 100 Real Estate Developers in China renewed their service contracts with us in 2017. We have experienced stable growth in recent years. Our revenues increased by 21.7% from RMB275.3 million in 2016 to RMB335.0 million (US$50.6 million) in 2017 and by 20.9% from RMB153.8 million for the six months ended June 30, 2017 to RMB185.9 million (US$28.1 million) for the six months ended June 30, 2018. Our net income increased by 15.5% from RMB111.0 million in 2016 to RMB128.2 million (US$19.4 million) in 2017 and by 20.9% from RMB62.3 million for the six months ended June 30, 2017 to RMB75.3 million (US$11.4 million) for the six months ended June 30, 2018. Our revenues would have increased by 28.1% from RMB153.8 million for the six months ended June 30, 2017 to RMB197.0 million (US$29.8 million) for the six months ended June 30, 2018, but for the adoption of the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

Our Strengths

        We believe our success to date is largely attributable to the following key competitive strengths:

  •
  largest and highly-recognized real estate information and analytics service platform in China;

  •
  authoritative, comprehensive and seasonable database;

  •
  innovative technologies powered by robust research capabilities;

  •
  large, diversified and loyal client base;

  •
  comprehensive suite of service offerings; and

  •
  visionary and experienced management.

Our Strategies

        We aspire to revolutionize and empower China's commercial property market with big data and innovative technologies. To achieve this goal, we plan to pursue the following growth strategies:

  •
  expand our commercial property services;

  •
  upgrade our database-related services;

  •
  broaden our client base;

  •
  invest in technology; and

  •
  selectively pursue acquisitions and investments.

Our Industry

        Over the past decade, China has been undergoing large scale urbanization, which has resulted in robust demand for new residential properties and commercial properties, a key driver for the growth of the overall real estate industry. According to the Frost & Sullivan report, the sales value of real estate properties sold in China increased from RMB8,142.8 billion in 2013 to RMB13,370.2 billion in 2017, representing a compound annual growth rate, or CAGR, of 13.2%.

        The market for real estate information, analytics and marketing services emerged as a result of the vast demands of industry professionals and participants for extensive, accurate and current information and analysis in order to facilitate real estate transactions, and the demands of industry participants for better brand recognition and improve their operating performance. Historically, there were limited sources of comprehensive information and analysis essential to making investment decisions related to China's real estate market that are conveniently accessible to industry participants. There is a strong need for an efficient platform, where real estate participants can exchange information, evaluate opportunities using standardized data and intelligent analyses, and interact with each other on a continuous basis. With the rapid development of China's real estate industry and the technological advancement over the past two decades, the real estate information, analytics and marketing services industry has experienced considerable growth. According to the Frost & Sullivan report, the total addressable market of real estate information, analytics and marketing service in China, measured by expenditure of target clients, increased from RMB15.7 billion in 2013 to RMB24.0 billion in 2017, representing a CAGR of 11.2%. We believe this trend will continue in line with the growth in China's real estate industry.

        Commercial property online listing services allow real estate participants to post commercial properties listings on the Internet, access comprehensive leads lists and utilize advanced marketing and search tools. As professional expertise and industry insights are becoming increasingly critical to facilitate commercial property transactions, online listing platforms which provide value-added service, such as industry analysis, are likely to enjoy higher popularity among real estate brokers and other real estate participants. The rapid development in commercial property industry is expected to drive growth in the commercial property online listing service sector in China from RMB7.4 billion in 2017 to RMB 19.7 billion in 2022, representing a CAGR of 21.6%, according to the Frost & Sullivan report.

The Separation and Distribution

About Fang

        Fang, our parent company prior to the separation and distribution, is an exempted company with limited liability registered under the laws of the Cayman Islands. Since September 2010, Fang has listed Fang ADSs on the New York Stock Exchange, or the NYSE, under the symbol of "SFUN." Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites, according to the Frost & Sullivan report. Through its websites, Fang provides primarily listing, marketing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China.

The Separation and Distribution

        On January 21, 2019, Fang announced its intention to separate into two publicly traded companies: the spun-off business that will comprise certain portions of Fang's listing and other value-added services, which will be our business, and the retained business that will comprise Fang's remaining operations, which will continue to be operated by Fang. On            , Fang's board of directors approved, among others, the distribution of all of our issued and outstanding ordinary shares (including Class A ordinary shares represented by ADSs) immediately prior to the separation and distribution to Fang equity holders holding Fang ordinary shares or Fang ADSs as of            p.m., U.S. Eastern Time, on             , the record date.

Our Relationship with Fang

        Following the separation and distribution, we and Fang will be separate companies with separate management teams and separate boards of directors. We will enter into a separation and distribution agreement and related ancillary agreements with Fang, providing for the allocation between us and Fang of business, assets, employees, liabilities and obligations (including investment, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Fang and will govern certain relationships between us and Fang after the separation. See "Our Relationship with Fang and Related Party Transactions" and "Risk Factors—Risks Relating to the Separation and Distribution."

Reasons for and Risks Associated with the Separation and Distribution

        Fang's board of directors and management believe that the creation of two independent public companies, with us operating the spun-off business is in the best interests of Fang and its shareholders for a number of reasons, including, among others, enhancing strategic and management focus of the two companies, allocating capital more efficiently and increasing brand recognition of the two companies. See "The Separation and Distribution—Reasons for the Separation and Distribution." Neither our company nor Fang can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. Fang's board of directors also considered a number of potentially negative factors in evaluating the creation of two independent public companies, including, among others, risks relating to the loss of benefits arising from Fang and us operating within one company and increased operating costs and one-time separation costs relating to the creation of a new public company, but concluded that the potential benefits from separation outweighed these factors. See "The Separation and Distribution—Reasons for the Separation and Distribution," "The Separation and Distribution—Risks Associated with Our Company and the Separation and Distribution" and "Risk Factors" included elsewhere in this prospectus.

Our Risks and Challenges

        Our business and successful execution of our strategies are subject to risks and uncertainties, including those relating to our ability to:

  •
  attract new clients and retain existing clients;

  •
  obtain and maintain comprehensive, accurate or reliable data;

  •
  obtain or retain commercial property listings;

  •
  increase awareness of our brand; and

  •
  compete effectively in the industry we operate.

        Moreover, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

  •
  regulatory risks related to the real estate industry in China;

  •
  risks associated with our control over our VIE in China, which is based on contractual arrangements rather than equity ownership; and

  •
  changes in the political and economic policies of the PRC government.

        In addition, the execution of our strategies is subject to risks and uncertainties related to the separation and distribution, including:

  •
  our ability to operate as an independent company upon which you can evaluate us;

  •
  the fact that our combined financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company; and

  •
  risks associated with the tax treatment of the separation and distribution.

        We also face other risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus.

Our Corporate History and Structure

        We are an exempted company with limited liability registered under the laws of Cayman Islands and a holding company of our business. Our company, formerly known as Selovo Investments Limited, was incorporated under the laws of British Virgin Islands on August 10, 2007. In anticipation of the separation and distribution, we re-domiciled as an exempted company with limited liability registered under the laws of the Cayman Islands on July 26, 2018 and changed our name to China Index Holdings Limited.

        The following diagram illustrates our main corporate and operating structure as of the date of this prospectus:

        See "Our Corporate History and Structure" for details.

(1)
Following the completion of the separation and distribution, Fang will cease to be our shareholder. The following table sets forth the information about certain principal shareholders of our company immediately after the completion of the separation and distribution.

	Class A Ordinary Shares Beneficially Owned immediately after the Separation and Distribution	Class B Ordinary Shares Beneficially Owned immediately after the Separation and Distribution	Percentage of Total Voting Power held after the Separation and Distribution
Mr. Vincent Tianquan Mo and his affiliated entities(1)
Digital Link Investments Limited(2)
IDG and its affiliated entities(3)
General Atlantic Singapore Fund Pte. Ltd.(4)

*
See "Principal Shareholders" for details.

(1)
Represents ordinary shares beneficially owned by Media Partner Technology Limited, Next Decade Investments Limited, Ateefa Limited, Deanhale Limited and Karistone Limited. All of the shares of Media Partner Technology Limited and Next Decade Investments Limited, including ordinary shares represented by ADSs, are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members.

(2)
Represents ordinary shares owned by Digital Link Investment Limited, the sole shareholder of which is Mr. Shan Li.

(3)
Represents ordinary shares ultimately controlled by IDG and its affiliates as reported in a Schedule 13D filed by it and its affiliates on December 18, 2018, including Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited.

(4)
Represents ordinary shares (as represented by ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on November 14, 2016.

Our Corporate Information

        Our principal executive offices are located in Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, People's Republic of China, the People's Republic of China. Our telephone number at this address is (+86-10) 5631-8661.

        Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is                , located at                .

        Our website is            . The information contained on our website is not a part of, and will not be incorporated by reference into, this prospectus.

        We will be a "controlled company" as defined under the NASDAQ Stock Market Rules and may be exempt from certain corporate governance requirements, though we do not currently intend to rely on such exemptions. See "Risk Factors—Risks Relating to the Separation and Distribution—We will be a 'controlled company' under the rules of the NASDAQ and, as a result, will qualify for exemptions from certain corporate governance requirements that provide protection to shareholders of other companies."

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

        We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of completion of the separation and distribution; (3) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Reason for Furnishing This Prospectus

        This prospectus is being furnished solely to provide information to Fang equity holders who will receive our ordinary shares (including those represented by ADSs) in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our or Fang's securities.

Conventions that Apply to this Prospectus

        Unless we indicate otherwise, references in this prospectus to:

  •
  "ADRs" refers to the American depositary receipts that evidence our ADSs;

  •
  "ADSs" refers to our American depositary shares, each of which represents            Class A ordinary share[s];

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purposes of this prospectus only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

  •
  "Class A ordinary shares" refers to our Class A ordinary shares, par value US$             per share;

  •
  "Class B ordinary shares" refers to our Class B ordinary shares, par value US$             per share;

  •
  "Exchange Act" refers to the Securities Exchange Act of 1934, as amended;

  •
  "Fang" refers to Fang Holdings Limited, our parent company and sole shareholder before the separation and distribution;

  •
  "Fang ADSs" refers to American depositary shares of Fang, five of which represent one Fang Class A ordinary share;

  •
  "Fang Class A ordinary shares" refers to the Class A ordinary shares issued by Fang, par value HK$1.00 per share;

  •
  "Fang Class B ordinary shares" refers to the Class B ordinary shares issued by Fang, par value HK$1.00 per share;

  •
  "Fang equity holders" refers to holders of Fang Class A ordinary shares, Fang Class B ordinary shares or Fang ADSs;

  •
  "Fang ordinary shares" refers to Fang Class A ordinary shares and Fang Class B ordinary shares, collectively;

  •
  "Hong Kong dollars" or "HK$" refers to the legal currency of the Hong Kong Special Administrative Region;

  •
  "RMB" or "Renminbi" refers to the legal currency of China;

  •
  "SEC" refers to the U.S. Securities and Exchange Commission;

  •
  "Securities Act" refers to the Securities Act of 1933, as amended;

  •
  "shares" or "ordinary shares" refers to our ordinary shares, which, following the separation and distribution, will include both Class A ordinary shares and Class B ordinary shares;

  •
  "U.S. dollars" or "US$" refers to the legal currency of the United States of America;

  •
  "VIE" or "Beijing Zhong Zhi Hong Yuan" refers to Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;

  •
  "we," "us," "our company," "our," or "CIH" refers to China Index Holdings Limited (formerly known as Selovo Investments Limited) and its subsidiaries and our VIE, or the spun-off business identified in this prospectus, as the context indicates; and

  •
  "WFOE" or "Beijing Zhong Zhi Shi Zheng" refers to Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., our wholly-owned subsidiary established under the laws of the PRC.

        Our reporting currency is Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at a rate of RMB6.6171 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on June 29, 2018. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

        Certain amounts and percentage figures included in the prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

        Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude [the ordinary shares issuable upon the exercise of outstanding share options under our 2019 Equity Incentive Plan].

SUMMARY OF THE SEPARATION AND DISTRIBUTION

Distributing company	Fang Holdings Limited
Distributed company	China Index Holdings Limited
Distribution ratio

Holders of Fang ordinary shares (including both Fang Class A ordinary shares and Fang Class B ordinary shares) will receive a dividend distribution of                Class A ordinary share[s] for every one Fang ordinary share (whether a Fang Class A ordinary share or a Fang Class B ordinary share) held on the record date identified herein. Holders of Fang ADSs will receive a dividend distribution of                ADS[s] for every one Fang ADS held on the record date identified herein.

Securities to be distributed

Based on                Fang Class A ordinary shares (including those represented by            Fang ADSs) and                Fang Class B ordinary shares outstanding on                    , approximately Class A ordinary shares (including                Class A ordinary shares to be represented by            ADSs) will be distributed, of which approximately                will be re-designated as Class B ordinary shares. The ordinary shares to be distributed will constitute all of our outstanding ordinary shares immediately prior to the separation and distribution. Fang equity holders will not be required to pay for our ordinary shares and ADSs to be received by them in the distribution, or to surrender or exchange Fang ordinary shares or Fang ADSs in order to receive our ordinary shares or ADSs, or to take any other action in connection with the distribution.

Re-designation

Immediately following the distribution, the Class A ordinary shares to be distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be re-designated as Class B ordinary shares.

Fractional ADSs

Fractional ADSs will not be distributed. Instead, the depositary will aggregate fractional ADSs into whole ADSs, sell such whole ADSs in the open market at prevailing rates promptly after ADSs commence trading on the NASDAQ and distribute the net cash proceeds from the sales pro rata to each Fang ADS holder who would otherwise have been entitled to receive fractional ADSs in the distribution.

Depositary	[JPMorgan Chase Bank, N.A.]
Share registrar for our ordinary shares	Maples Fund Services (Cayman) Limited
Record Date	p.m., U.S. Eastern Time on
Distribution Date	p.m., U.S. Eastern Time on

Stock exchange listing

Currently there is no public market for our ordinary shares or ADSs. We [have applied] to have our ADSs representing Class A ordinary shares listed on the NASDAQ under the symbol "            ." We expect that our ordinary shares not represented by ADSs will not be listed on any stock exchange or quoted for trading on any over-the-counter trading system.

Separation

Fang will, pursuant to a series of agreements and arrangements between us and Fang, transfer the spun-off business identified in this prospectus to us. See "The Separation and Distribution" and "Our Relationship with Fang and Related Party Transactions."

Tax consequences

It is conditions precedent to the separation and distribution that Fang receives a memorandum or an opinion from Crowe LLP and Jingtian & Gongcheng to the satisfaction of Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 361 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and for PRC law purposes, respectively, and certain other tax matters relating to the distribution and related transactions, respectively. See "Taxation."

Conditions to the separation and distribution

The separation and distribution is subject to final approval of Fang's board of directors as well as a number of other closing conditions. See "The Separation and Distribution—Conditions to the Separation and Distribution." The fulfillment of these conditions does not create any obligation on Fang to effect the separation and distribution, and Fang's board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the separation and distribution and related transactions at any time prior to or on the distribution date. Fang has the right not to complete the separation and distribution if, at any time, Fang's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Fang or its shareholders or that market conditions are such that it is not advisable to separate the relevant business from Fang.

Purpose of the separation and distribution

The separation and distribution is designed to allow us to focus on information and analytics services and develop commercial property-related business, as well as enhance long-term shareholder value by providing the benefits set forth in "The Separation and Distribution—Reasons for the Separation and Distribution."

Risk factors	Fang equity holders should carefully consider the matters discussed under "Risk Factors—Risks Relating to the Separation and Distribution" and other information included in this prospectus.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

        The following questions and answers briefly address some commonly asked questions about the separation and distribution. They may not include all the information that is important to you as Fang equity holders. We encourage you to read carefully this entire prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

What is the separation and distribution?	The separation and distribution is the method by which we will initially separate from Fang. Fang will, pursuant to a series of agreements and arrangements between us and Fang, transfer the spun-off business identified in this prospectus to us. Simultaneously, Fang will distribute to its equity holders as of record on the record date identified herein all of the issued and outstanding ordinary shares of our company immediately prior to the separation and distribution. The distribution is intended to be tax-free to Fang equity holders for U.S. federal income tax purposes and for PRC tax purposes. See "Taxation." After completion of the separation and distribution, we will be an independent publicly-traded company, and Fang will cease to be our shareholder.
Will the number of Fang ordinary shares or Fang ADSs that Fang equity holders own change as a result of the separation and distribution?	No. The number of Fang ordinary shares or Fang ADSs that Fang equity holders own will not change as a result of the separation and distribution.
Will the separation and distribution affect the market price of Fang ordinary shares or Fang ADSs?

Yes. As a result of the separation and distribution, it is expected that the trading price of Fang ADSs immediately following the separation and distribution will be lower than the "regular-way" trading price of such ADSs immediately prior to the separation and distribution because the trading price will no longer reflect the value of the business to be separated to and owned by us. Furthermore, until the market has fully analyzed the value of Fang without the previously integrated business proposed to be separately operated by our company, the trading price of Fang ADSs may fluctuate. The combined trading prices of one Fang ordinary share and one ordinary share after the separation and distribution (representing the number of our ordinary shares to be received per share of Fang ordinary shares in the separation and distribution) may be equal to, greater than or less than the trading price of one Fang ordinary share before the separation and distribution.

What is our company and why is Fang separating its business and distributing its ordinary shares?

Our company, a wholly-owned subsidiary of Fang, was formed to operate Fang's information and analytics services. With the rapid development of China's commercial property sector and the synergy associated with our combined business, the separation and distribution will provide Fang equity holders with equity ownership in two separate, publicly-traded companies that are exclusively focusing on each of their respective businesses. We and Fang expect that the separation and distribution will result in enhanced long-term performance of each business for the reasons discussed in "The Separation and Distribution—Reasons for the Separation and Distribution."

What will Fang equity holders receive in the separation and distribution?

Each holder of Fang ordinary shares (including both Fang Class A ordinary shares and Fang Class B ordinary shares) will receive a dividend distribution of            Class A ordinary share[s] for every one Fang ordinary share (whether a Fang Class A ordinary share or a Fang Class B ordinary share) held on the record date identified herein. Holders of Fang ADSs will receive a dividend distribution of            ADS[s] for every one Fang ADS held on the record date identified herein. No fractional ordinary shares will be distributed. The depositary will distribute only whole ADSs in the separation. See "Questions and Answers about the Separation and Distribution—How will fractional ADSs be treated in the distribution." Fang equity holders' proportionate interest in Fang will not change as a result of the separation and distribution. For a more detailed description, see "The Separation and Distribution."

What is being distributed to holders of Fang ordinary shares and ADSs in the distribution?

Fang will distribute            Class A ordinary shares (including Class A ordinary shares represented by ADSs), of which            will be re-designated as Class B ordinary shares, based on            Fang Class A ordinary shares (including            Fang Class A ordinary shares represented by Fang ADSs) and            Fang Class B ordinary shares issued and outstanding as of            , respectively. The actual number of our ordinary shares that Fang will distribute will depend on the number of Fang ordinary shares and Fang ADSs issued and outstanding on the record date. The number of our ordinary shares that Fang will distribute will constitute all of our issued and outstanding ordinary shares immediately prior to the separation and distribution. The number of our ADSs that Fang will distribute to its equity holders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional ADSs, and will be increased to the extent, if any, that options or convertible notes to purchase Fang ordinary shares are exercised prior to the record date. For more information on the shares being distributed in the separation and distribution, see "Description of Share Capital" and "The Separation and Distribution—Results of the Separation and Distribution."

What is the record date for the separation and distribution?	Fang will designate the close of business as of p.m., U.S. Eastern Time, on , which we refer to as the "record date," as the record ownership date for the distribution.
When will the separation and the distribution occur?

The distribution will be effective as of            p.m., U.S. Eastern Time, on        , such date and time being the "distribution date." The separation will become effective at the time of the distribution. However, we cannot assure you as to the timing of the separation and distribution or that all conditions to the distribution will be met. See "The Separation and Distribution—Conditions to the Separation and Distribution."

What do Fang equity holders need to do to participate in the distribution?

Fang equity holders as of the record date will not be required to take any action to receive our ordinary shares or our ADSs in the distribution, but are urged to read this entire prospectus carefully. No approval is required by Fang equity holders for the distribution. You, as Fang equity holders, are not being asked for a proxy, nor do you need to pay any consideration, exchange or surrender your existing Fang ordinary shares or Fang ADSs or take any other action to receive our ordinary shares or ADSs that you are entitled to. Please do not send in Fang's share certificates or ADRs. The separation and distribution will not affect the number of outstanding Fang ordinary shares or Fang ADSs or any rights of Fang equity holders, although it will affect the market value of Fang ADSs.

If Fang equity holders sell Fang ordinary shares or Fang ADSs after the record date and on or before the distribution date, will they still be entitled to receive our ordinary shares or ADSs in the distribution?

Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in trading of Fang ADSs: a "regular-way" market and an "ex-distribution" market. Fang ADSs that trade in the "regular-way" market will trade with an entitlement to our ADSs representing our Class A ordinary shares distributed pursuant to the distribution. Fang ADSs that trade in the "ex-distribution" market will trade without an entitlement to our ADSs representing our Class A ordinary shares distributed pursuant to the distribution. If you hold Fang ADSs on the record date and then decide to sell any Fang ADSs before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Fang ADSs with or without your entitlement to our ADSs representing our Class A ordinary shares pursuant to the distribution. Therefore, if you sell Fang ADSs in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive our ADSs representing our Class A ordinary shares in the distribution. If you own Fang ADSs at the close of business on the record date and sell those shares on the "ex-distribution" market up to and including through the distribution date, you will receive our ADSs representing our Class A ordinary shares that you are entitled to receive pursuant to your ownership as of the record date of Fang ADSs.

How will our ordinary shares and ADSs be issued?

You will receive our ordinary shares or ADSs through the same channels that you currently use to hold or trade Fang ordinary shares or Fang ADSs. Receipt of our ordinary shares or ADSs will be documented for you in the same manner that you typically receive shareholder updates:

•

Registered shareholders: For Fang's registered shareholders (meaning persons or entities who hold Fang ordinary shares directly by means of being registered on Fang's register of members, as maintained by Fang's share registrar), our share registrar will register such persons or entities in our register of members as the holder of such number of our ordinary shares which that shareholder is entitled to receive in the distribution, on or shortly after the distribution date. Upon request, our company will mail each such registered shareholder an account statement or an extract of our register of members that evidences the number of our ordinary shares which is registered in the name of such registered shareholder. Each Fang registered shareholder will be able to access information regarding its holding of our ordinary shares at            . If any person (a "beneficial owner") holds a beneficial interest in Fang ordinary shares through a bank, broker or other nominee, that beneficial owner will not receive our ordinary shares directly in the distribution—instead, such shares will be distributed to the registered holder of those shares on or shortly after the distribution date, and the beneficial owner will need to look to its bank, broker or such other nominee to ensure that it is credited with an equivalent beneficial interest in such ordinary shares. Such beneficial owners should contact their bank, broker or such other nominee for further information about their accounts.

•

ADS holders: For Fang ADS holders, the depositary will issue additional ADRs to evidence the whole ADSs that Fang ADS holders receive in the distribution on or shortly after the distribution date. Such ADSs will represent our Class A ordinary shares which will have been distributed to the depositary in the distribution.

How will fractional ADSs be treated in the distribution?

No fractional ordinary shares will occur in the distribution. No fractional ADSs will be distributed to Fang ADS holders in connection with the separation and distribution. For holders of Fang ADSs, the depositary will sell such fractional ADSs and distributes net proceeds in the same manner as they distribute cash to the ADR holders entitled thereto. Any Fang ADS holders who hold fewer than        Fang ADSs as of the record date will not receive any of ADSs; such holders will receive a cash distribution from our depositary, representing the proceeds from the sale of the fractional ADSs to which it is entitled, net of brokerage fees and other costs. See "The Separation and Distribution—Number of Our Ordinary Shares and ADSs You Will Receive" for a more detailed explanation. The recipient of cash in lieu of fractional ADSs will not be entitled to any interest on the amounts of payment made in lieu of fractional ADSs. The recipient of cash in lieu of fractional ADSs generally will be taxable to the recipient of Fang equity holders that are subject to U.S. federal income tax as described in "Taxation—United States Federal Income Taxation."

What are the material U.S. federal income tax and PRC tax consequences of the distribution?

It is a condition to the distribution that Fang receives advice from Crowe LLP in a form satisfactory to Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 361 of the Code, and certain other tax matters relating to the distribution and related transactions. Assuming that the distribution qualifies under Sections 355 and 361 of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by Fang equity holders, and no amount will be included in the income of Fang equity holders, upon the receipt of our ordinary shares or ADSs pursuant to the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional ADS. Fang equity holders should consult their own tax advisor as to the particular consequences of the distribution to them, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the distribution, see "Taxation—United States Federal Income Taxation."

It is a condition to the distribution that Fang receives advice from Jingtian & Gongcheng in a form satisfactory to Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for the PRC law purposes and certain other tax matters relating to the distribution and related transactions. Assuming that the distribution qualifies as tax-free under the PRC laws and regulations, for PRC tax purposes, no gain or loss will be recognized by you, being Fang equity holders, from receiving our ordinary shares or ADSs in the distribution, and no amount will be included in your income, upon the receipt of our ordinary shares or ADSs pursuant to the distribution. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any PRC tax laws, as well as any foreign tax laws. For more information regarding the material PRC tax consequences of the distribution, see "Taxation—PRC Taxation."

What are the conditions to the separation and distribution?

The separation and distribution is subject to final approval by Fang's board of directors as well as a number of other closing conditions. For a complete discussion of all of the conditions to the separation and distribution, see "The Separation and Distribution—Conditions to the Separation and Distribution." Fang and we cannot assure you that any or all of these conditions will be met and Fang may also waive any of the conditions to the separation and distribution on or prior to the completion of the distribution.

Can Fang decide to cancel or modify the separation and distribution even if all the conditions have been met?

Yes. Until the separation and distribution has completed, Fang has the right to terminate the separation and distribution, even if all of the conditions are satisfied. Also, Fang may modify or change the terms of the separation and distribution, including by accelerating or delaying the timing of the consummation of all or part of the separation and distribution. See "Our Relationship with Fang and Related Party Transactions—Separation and Distribution Related Agreements—Separation and Distribution Agreement—Term and Termination" and "The Separation and Distribution—Conditions to the Separation and Distribution."

What is the anticipated cost of the separation and distribution?

We estimate that the one-time costs of the separation and distribution will be approximately US$                , and we anticipate that substantially all of such one-time costs will be borne by Fang. Following the separation and the distribution, in general, Fang and we will each be responsible for its own costs incurred (which, in the case of our company, will include costs incurred in connection with the transition to being an independent public company).

How will our ordinary shares and ADSs trade?	We do not anticipate that an active trading market for our ADSs will develop.

Currently, there is no public market for our ADSs. We [have filed] an application to list our ADSs on the NASDAQ under the symbol "                    ." We anticipate that trading in our ADSs representing our Class A ordinary shares will begin on a "when-issued" basis on or shortly before                    , the record date for the distribution, and will continue up to and through the distribution date and that "regular-way" trading in our ADSs will begin on the first trading day following the completion of the separation. If trading begins on a "when-issued" basis, you may purchase or sell our ADSs up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our ADSs before, on or after the distribution date. See "The Separation and Distribution—Trading Prior to the Distribution Date" for more information. We cannot predict the trading prices for our ADSs, or whether an active trading market for the shares will develop. See "Risk Factors—Risks Relating to the Separation and Distribution."

What will happen to the listing of Fang's ADSs?	Fang ADSs will continue to trade on the NYSE after the separation and distribution under the symbol "SFUN."

What will our relationship be with Fang following the separation and distribution?

After the separation and distribution, we and Fang each will be independent public companies. However, we will have entered into a separation and distribution agreement and related ancillary agreements with Fang to effect the separation and distribution and provide a framework for our relationship with Fang after the separation. We will also have entered into a series of agreements with Fang to cooperate with Fang in connection with certain aspects of our business. These agreements will govern the relationships between us and Fang after the completion of the separation and distribution and provide for the allocation between us and Fang of the business, assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the separation and distribution.

After the separation and distribution, Mr. Vincent Tianquan Mo, Fang's chairman, will serve as our chairman. He and certain other members of our management will also have significant financial interests in Fang's equity. For a discussion of these arrangements and relationships, see "Risk Factors—Risks Relating to the Separation and Distribution," "Our Relationship with Fang and Related Party Transactions" and "Management."

Do we plan to pay dividends?

We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. The declaration and amount of dividends will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, contractual restrictions, and any other factors that our board of directors believes are relevant. We are a holding company registered in the Cayman Islands. We may rely on dividends from our subsidiaries and our VIE in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends or of our VIE to make cash payments to us. Holders of ADSs will also be entitled to receiving dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. See "Dividend Policy" for more information on our dividend policy following the separation and distribution.

What will happen to Fang's equity awards?

No adjustments will be made to the number of shares of Fang's restricted shares outstanding on the distribution date as the holders of Fang's restricted shares will receive our ordinary shares in the separation and distribution. Our ordinary shares received by the holders of Fang's restricted shares will be subject to the same terms and conditions, including vesting, as apply to the applicable Fang's restricted shares.

The number of shares and exercise price, if applicable, of Fang's share options that are outstanding on the distribution date will adjust in accordance with the plans under which they were issued. Concurrently with the separation and distribution, employees who have joined or will join us in connection with the separation that hold unexercised Fang's share options as of the distribution date will generally receive awards with respect to our ordinary shares under the 2019 Equity Incentive Plan with the same terms and conditions, including value of the equity awards, vesting schedule and conditions, as they would have been entitled to in Fang's plans under which the original equity awards were issued.

We [have] created our own share incentive plan, or the 2019 Equity Incentive Plan, to issue new equity awards to, among others, our directors, officers and employees. See "Management" for more information.

Are there risks associated with owning our ordinary shares and ADSs?

Yes. Ownership of our ordinary shares and ADSs will be subject to both general and specific risks, including those relating to our business, the industry and geography in which we operate, our separation from Fang and ongoing contractual relationships with Fang, the distribution, our status as a separate, publicly traded company and relevant tax risks. These risks are described in "Risk Factors." You are encouraged to read that section carefully.

Will we incur any indebtedness prior to or at the time of the separation and distribution?	No. We do not plan to incur any indebtedness prior to or at the time of the separation and distribution, other than indebtedness incurred in the ordinary course of our operations.
Who will be the depositary and share registrar for our ordinary shares?	The depositary bank will be [JPMorgan Chase Bank, N.A.]
The share registrar for our ordinary shares will be Maples Fund Services (Cayman) Limited.
Do Fang equity holders have appraisal rights in connection with the distribution?	No. Fang equity holders are not entitled to appraisal rights in connection with the distribution.

SUMMARY COMBINED FINANCIAL DATA

        The following summary combined statements of operations data (other than US$ data) for 2016 and 2017, the summary combined balance sheets data (other than US$ data) as of December 31, 2016 and 2017 and the summary combined statements of cash flows data (other than US$ data) for 2016 and 2017 have been derived from the audited combined financial statements included elsewhere in this prospectus. The summary combined statements of operations data (other than US$ data) for the six months ended June 30, 2017 and 2018, the summary combined balance sheets data (other than US$ data) as of June 30, 2018 and the summary combined statements of cash flows data (other than US$ data) for the six months ended June 30, 2017 and 2018 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The combined financial statements have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. The historical financial information may not be indicative of the results of operations or financial position that would have resulted if we had been an independent company apart from Fang during the periods presented or of our future performance as an independent company.

        The summary combined financial data should be read in conjunction with our combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The combined financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Summary Combined Statements of Operations Data(1)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues:
Information and analytics services	121,005	157,358	23,781	71,394	95,898	14,493
Marketplace services	154,291	177,679	26,851	82,432	89,978	13,598
Total revenues	275,296	335,037	50,632	153,826	185,876	28,091
Cost of revenues	(66,226)	(83,118)	(12,561)	(34,068)	(44,891)	(6,784)
Gross profit	209,070	251,919	38,071	119,758	140,985	21,307

Operating expenses:
Selling and marketing expenses	(47,507)	(60,469)	(9,138)	(29,982)	(33,081)	(4,999)
General and administrative expenses	(22,621)	(30,033)	(4,539)	(13,759)	(17,236)	(2,605)
Research and development expenses	(9,041)	(17,219)	(2,602)	(6,803)	(7,515)	(1,136)
Operating income	129,901	144,198	21,792	69,214	83,153	12,567
Interest income	40	1,828	276	822	533	81
Interest expense	(2,108)	—	—	—	—	—
Gains on sale of available-for-sale investments	—	2,129	322	1,067	3,956	598
Government grants	1,650	868	131	381	657	99

Income before income tax expenses	129,483	149,023	22,521	71,484	88,299	13,345
Income tax expenses	(18,453)	(20,870)	(3,154)	(9,210)	(12,961)	(1,959)

Net income	111,030	128,153	19,367	62,274	75,338	11,386

(1)
We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

Summary Combined Balance Sheets Data

	As of December 31,
				As of June 30, 2018
	2016	2017
	RMB	RMB	US$	RMB	US$
	(in thousands)
Current assets:
Cash and cash equivalents	371,983	231,188	34,938	235,059	35,523
Accounts receivable	5,987	8,295	1,254	20,553	3,106
Prepaid expenses and other current assets	1,604	369	55	385	59
Total current assets	379,574	239,852	36,247	255,997	38,688
Total assets	383,295	244,927	37,014	260,466	39,363
Total liabilities	154,900	218,929	33,085	259,791	39,261
Total equity	228,395	25,998	3,929	675	102
Total liabilities and equity	383,295	244,927	37,014	260,466	39,363

Summary Combined Statements of Cash Flows Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	154,897	192,112	29,033	104,862	108,059	16,330
Net cash (used in)/provided by investing activities	(3,261)	120	18	(714)	3,946	596
Net cash (used in)/provided by financing activities	200,321	(332,936)	(50,314)	(363,791)	(108,144)	(16,343)
Effect of exchange rate changes on cash and cash equivalents	129	(91)	(14)	(28)	10	2
Net increase/(decrease) in cash and cash equivalents	352,086	(140,795)	(21,277)	(259,671)	3,871	585
Cash and cash equivalents at beginning of the year/period	19,897	371,983	56,215	371,983	231,188	34,938
Cash and cash equivalents at the end of the year/period	371,983	231,188	34,938	112,312	235,059	35,523

RISK FACTORS

        You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before holding our ADSs or ordinary shares. Any of the following risks could materially and adversely affect our business, financial condition and results of operations, as well as other risks and uncertainties not currently known to us or not currently deemed to be material. In any such case, the market price of the ADSs could decline.

Risks Relating to Our Business and Industry

If our clients reduce or cancel their subscription or marketing spending with us and we are unable to attract new clients, our results of operations would be harmed.

        We depend on the services sold to real estate developers, financial institutions, property managers and owners and other real estate participants in China to generate our revenue. In order to increase our revenue, we must continue to attract new clients, continue to keep our high client retention rate and continue to sell new services to our existing clients. Our ability to attract and retain our clients, and ultimately to generate revenue, depends on, among others, our ability to provide the clients with comprehensive, accurate and reliable data and analytic tools, as well as the ability to provide effective promotion services to promote the brand recognition of our clients. Furthermore, market conditions, clients' decision to forego our services or to use alternative services, clients' pricing and budgetary constraints, consolidation in the real estate and/or financial services industries, technical problems, or competitive pressures may adversely impact our ability to attract and retain clients. We may not succeed in retaining existing clients if we are unable to convince our clients of the effectiveness of our services as compared to alternatives. We typically enter into contracts with our clients on a project-by-project or annual basis, and as the term of our existing contracts expires, we may not be successful in renewing these contracts. If current clients reduce or end their subscription or marketing spending with us and we are unable to attract new clients, our business, results of operations and financial condition could be materially and adversely affected.

If we are not able to obtain and maintain comprehensive, accurate or reliable data, our reputation could be damaged and we could experience reduced demand for our services.

        Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide, which is the foundation of the business we operate, such as information and analytics services as well as our promotion services. However, the task of establishing and maintaining accurate and reliable data and analysis is challenging, especially in light of comprehensive coverage of our database and the limited access to, or availability of, reliable data from third-party vendors or government sources. We also need to update our database frequently to reflect new real estate developments and expand our geographical coverage. The usefulness of our analytics services largely depends on the reliability of the data we employ in our analysis as well as the relative weight we assign to different data points that factor in our analytical model.

        To provide our clients with comprehensive, accurate and reliable data, we must continue to collect reliable data by ourselves or through third-party vendors or government authorities and verify the data we collect. To the extent that the data provided by such sources are outdated, inaccurate or incomplete, the information or analysis provided by us may not accurately reflect the current conditions and future movements in real estate industry or fair appraisal or rating of underlying assets.

        We rely on our in-house research team to collect and verify data, and we intend to continue to invest resources in expanding database. We face fierce competition for qualified personnel in a limited pool of high-quality talent. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our research capabilities would be negatively impacted. Any deterioration in our in-house research capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results. We also procure data from third-party vendors and through collaboration with Fang and other platforms. If they fail to generate quality data satisfactory to our demands from third-party vendors or provide services upon terms commercially acceptable to us, or if our collaboration with third parties breaks up, we may be unable to provide high-quality information service offerings to our clients. If our database, including the data we obtain from third-party vendors or government authorities, or our analytical results, are not current, accurate, comprehensive or reliable, our reputation could be damaged and we could experience reduced demand for our services or face legal claims brought by our clients, which could materially and adversely affect our business, results of operations and financial condition.

We may be subject to legal liability for collecting, displaying or distributing information.

        The content in our database is collected from various sources and distributed to our clients. As a result, we may be subject to claims for breach of contract, unfair competition or copyright or trademark infringement or other claims. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or in our database that is supplied by third parties. We could also be subject to claims that the collection or provision of certain information breached laws and regulations relating to privacy and data protection. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims and we could be subject to negative publicity that may affect our reputation in the marketplace. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our information and analytics, promotion services and listing services to clients.

Our upgrades and improvements to our data systems may not be successful or may fall short of expected results.

        The development and expansion of our information and analytics services and promotion services relies on our data systems. We need to upgrade and improve our real estate data systems to provide new features and functionalities based on the demand of our clients, such as a wider coverage on geographical market and industry subsectors, as well as smarter presentation of relevant information to facilitate our clients' decision-making. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions or longer response times during upgrades and new technologies or infrastructures may also not be fully integrated or functional with the existing systems on a timely basis or at all, all of which could have an adverse impact on client experience. In addition, depreciation and amortization of expenses in relation to our real estate data systems may be increased if we purchase new software or hardware to upgrade our data system. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Failure to maintain or enhance client trust in the information or analysis provided by us could damage our reputation, reduce or slow the growth of our user traffic, which could harm our business, financial condition and results of operations.

        Our reputation as a trusted real-estate related information and analytics service provider that provides authentic real estate information and analysis in China is critical to the success of our business. However, we may not be able to maintain or enhance the authenticity and competitiveness of information and analysis provided by us due to various reasons, such as using ineffective analytical models or inaccurate data as well as improvement of analysis by our competitors or other market practitioners. Failure to maintain authenticity and competitiveness of the information and analysis provided by us could lose or reduce client trust in our services, which could damage our reputation, reduce or slow the growth of our user traffic, or harm our business, financial condition and results of operations.

We may not be able to successfully introduce new or upgraded services or combine or shift focus from services with less demand, which could decrease our revenues and profitability.

        Our future business and financial success will depend on our ability to continue to anticipate the needs of existing and prospective clients and introduce new and upgraded services. To be successful, we must adapt to changes in the industry, as well as rapid technological changes by continually enhancing our services. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on our managerial and technological capabilities. The processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. In addition, successfully launching and selling a new or upgraded service puts pressure on our sales and marketing resources. We launched our services through new media platforms, such as WeChat and Weibo, and implemented extensive marketing campaigns to generate brand awareness and site traffic for our services through such new media platforms. The launch of our services through new media platforms or the marketing campaign may not continue to increase brand awareness, site traffic or revenues. If we are unsuccessful in obtaining greater market share, we may not be able to offset the expenses associated with the launch and marketing campaign, which could have a material adverse effect on our financial performance.

        If we are unable to develop new or upgraded services or combine, shift focus from, or phase out a service that overlaps or is redundant with other services we offer, then our clients may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. In addition, if we incur significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our clients fail to accept these new or combined and coordinated services, there could be a material adverse effect on our results of operations due to a decrease of our revenues and profitability.

If we are unable to obtain or retain listings from commercial property brokers, agents, property owners and apartment property managers, our listing services in respect of commercial properties could be less attractive to existing or prospective clients, which could reduce our revenues.

        The value of our listing services in respect of commercial properties to our clients depends on our ability to increase the number, and improve the quality, of property listings provided and searches conducted. The success of such service depends substantially on the number and quality of property listings submitted by brokers, agents, property owners and, in the case of commercial property rentals, property managers. This is because an increase in the number, and high quality, of listings increases the utility of the online service and of its associated search, listing and marketing services. If agents marketing large numbers of property listings, such as large brokers in key real estate markets in China, choose not to continue their listings with us, or choose to list them with a competitor, our listing services in respect of commercial properties could be less attractive to other real estate industry transaction participants, resulting in reduced revenue.

We may be unable to increase awareness of our brand, which could materially and adversely affect our business.

        We rely heavily on our brand, "CREIS," which we believe is key asset of our company. Awareness and differentiation of our brand are important for attracting and expanding the number of subscribers to our information and analytics services and promotion services. We expect to continue to invest in sales and marketing for our brand as we seek to grow the numbers of subscribers to our services. Our marketing methods may not be successful in increasing brand awareness or, ultimately, be cost-effective. If we are unable to maintain or enhance the awareness of our brand, or if we are unable to recover our marketing costs through increased usage of our services, our business, results of operations and financial condition could be materially and adversely affected.

Our business depends in part on real estate developers as our clients, and a consolidation in the real estate industry in China may cause our revenue to decline and reduce our profitability.

        A large portion of our clients were real estate developers. Consolidation within the real estate industry as well as other cost-cutting measures by our clients, may lead to more cancellations of our services, reduce the number of our existing clients, reduce the size of our target market or increase our clients' bargaining power, all of which could cause our revenues to decline and reduce our profitability. If cancellations, reductions of services, and failures to pay increase, and we are unable to offset the resulting decrease in revenues by increasing sales to new or existing clients, our revenues may decline or grow at lower rates.

Our business depends on retaining and attracting highly capable research, management and operating personnel. Failure to attract and retain qualified talents could jeopardize our competitive position.

        Our success depends in large part on our ability to retain and attract management and operating personnel. Our business requires highly skilled technical, sales, management, web product and development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key employees. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of our key officers or employees.

        In order to attract or retain clients and support future revenue growth, we need to continue to attract and retain quality research, sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and Internet-related businesses for qualified personnel and may need to offer higher compensation and other benefits to attract and retain quality personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China's real estate market.

        We conduct our real estate services business in China and serve real estate participants in China. The demand for our information and analytics services as well as marketplace services depends substantially on the number and the spending budgets of our clients, which in turn are affected by the conditions in China's real estate market. China's real estate market has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Such volatility and fluctuations are caused by economic, social, political and other factors. Over the years, Chinese government authorities at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market.

        In recent years, government authorities in China have issued a number of restrictive rules on the real estate market. For example, in January 2011, the State Council issued the "New Eight Policies," pursuant to which all municipalities, all provincial capitals and certain other cities where the local housing prices were deemed to be too high or to have risen too fast, were required to temporarily suspend the sale of housing units to families with registered local permanent residency that already own two or more housing units, families without registered local permanent residency that already own one or more housing units, and families without registered local permanent residency that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period. In early 2013, the State Council issued the "New Five Policies" for the administration of the housing market and detailed implementation rules, which reflected the PRC government's strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in the cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. Following the request of the central government, Beijing, Shanghai and other major cities in China announced detailed regulations for the New Five Policies in March 2013 to further restrict local real estate markets.

        Although certain local governments loosened some of the restrictive measures in 2015 and early 2016 to moderately stimulate the real estate market, such as lowering the minimum percentage of down-payment for housing purchases and relaxing real property-related tax policies, those local governments subsequently retightened certain policies and issued new restrictive policies in late 2016 and 2017. These regulatory measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers' costs to start new projects. The general trend of tightening government regulation over real estate industry may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainties that could discourage investments in real estate and developers from initiating new projects.

        Our business and results of operations may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies. A depressed real estate market may have a negative impact on our client base, as companies may implement cost-cutting measures or may consolidate in order to reduce expenses, which may lead to cancellations of our services, reduce the number of our existing clients, or force us to reduce our price. Furthermore, there may be situations in which China's real estate market is so active that our clients see a reduced need for information subscription or marketing initiatives and reduce their spending on such services. To the extent fluctuations in, and government measures influencing, China's real estate market adversely affect the demand for our services, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to successfully market our data-driven service offerings to our clients, they could choose not to use those services, which could reduce our revenues or increase our expenses.

        Many real estate participants are used to listing, searching and marketing real estate in traditional and offline methods, such as by distributing print brochures, sharing written lists, placing signs on properties, word-of-mouth and newspaper advertisements. Real estate participants may prefer to continue to use traditional methods or may be slow to adopt and accept our data-based products and services. If we are not able to successfully market our data-based services to our clients, they may choose not to use our database or data-driven promotion services, which could materially and adversely affect our business, results of operations and financial condition.

We rely on Internet search engines to drive traffic to our websites. If search results do not feature our websites prominently, traffic to our websites would decrease and our business could be materially and adversely affected.

        Baidu, Bing and other Internet search websites drive traffic to our websites, including 3fang.com. However, our ability to maintain high organic search result rankings is not entirely within our control. Our competitors' search engine optimization efforts may result in their websites receiving a higher search result page ranking than the rankings our websites receive, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings, each of which could slow the growth of our user base. Further, search engine providers could align with our competitors, which could adversely affect traffic to our websites. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. If we experience a material reduction in the number of users directed to our websites through Internet search engines, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, brands, competitive position and results of operations could be harmed.

        The success of our business depends in large part on our intellectual property, including intellectual property involved in our methodologies, database, services and software. We rely on a combination of trademark, trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our database and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. If we are not successful in protecting our intellectual property, including our database, our brands and our business, results of operations and financial condition could be harmed. The same would be true if a court found that our services infringe upon intellectual property rights held by third parties. Any intellectual property lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management's attention from operating our business. In addition, if we do not prevail on an intellectual property claim, this could result in a change to our methodology or information and analytics, promotion and listing services and could reduce our profitability.

        We seek to enforce our rights against people and entities that infringe upon our intellectual property, including through legal action. Taking such actions may be costly, and we cannot ensure that such actions will be successful. Any increase in the unauthorized use of our intellectual property could make it more expensive for us to do business and harm our results of operations or financial condition.

        In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of the ADSs being listed on the NASDAQ, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of the ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

If we do not invest in technology innovation and provide services that are attractive to our clients, our business could be adversely affected.

        Our success depends on our continued improvements to provide services that make our services useful and attractive for our existing and prospective clients. Our information technology development team is currently developing standardized data collection and verification system to improve the efficiency in maintaining and updating our database. We are also upgrading the application of artificial intelligence technologies into our products and services. For example, our China Index Map applies artificial intelligence technology in processing and analyzing a large volume of real estate-related data. We must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. If we are unable to provide services that clients want to use, then clients may become dissatisfied and use competitors' websites. If we are unable to continue offering innovative services, we may be unable to attract additional clients or retain our current clients, which could harm our business, results of operations and financial condition.

Any failure to compete effectively in the real estate internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

        The markets for real estate-related information and analytics services, promotion services and listing services in general are highly competitive and rapidly changing. Competition in these markets may increase further if economic conditions or other circumstances cause client bases and client spending to decrease and service providers to compete for fewer client resources. Our existing competitors, or future competitors, may have greater name recognition, larger client bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, advertisers and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If we are unable to retain existing clients or obtain new clients, our revenues could decline. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

        The intensive competition has placed additional demands on us to increase the amount of resources we provide to clients and increase the quality of our services in order to retain clients. As the data-based real estate services industry in China is constantly evolving, our current or future competitors may be able to better position themselves to attract funding and to compete as the industry matures.

        Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully prevent the operation of websites that aggregate our data, as well as data from other companies, such as copycat websites that may misappropriate our data.

        Third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, "copycat" websites may misappropriate data on our website and attempt to imitate our brands or the functionality of our website. We may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources.

If we fail to protect our data or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-ins or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

        As we conduct our business, we process, store and analyze a large amount of real estate-related data. We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations and with our clients. We also possess privacy information submitted by users when they register with our website or mobile application. While we take precautions for secure storage and usage of these data, our security control may not prevent the improper leakage of such data. Anyone may circumvent our security measures and misappropriate proprietary information or cause interruptions in our operations. A security breach, such as hacking or any other attempt to harm our systems, that leads to leakage of these data, could harm our reputation and undermine the competitiveness of our database and services. Any compromise of security that results in the unauthorized release or transfer of personally identifiable information could cause our users and clients to lose trust in us and could expose us to legal claims, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

        We are subject to a variety of laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of data or confidential information. Laws and regulations related to privacy and data protection are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. See "Regulation—Regulation relating to Information Security and Confidentiality of User Data." We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. Complying with all these laws and regulations may result in additional expenses to us or require us to change our business practices in a manner materially adverse to our business, and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ADSs.

If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

        The Internet and online listing industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, Ministry of Industry and Information Technology, or the MIIT, the State Administration for Industry and Commerce, or the SAIC, the General Administration of Press, Publication, Radio, Film and Television (formerly the State Press and Publications Administration), and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

        We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide our services via our websites and online database. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, our VIE, is required to hold an ICP license, as required under the applicable PRC laws, rules and regulations, to conduct the online listing service business. However, our VIE has not obtained the ICP license, and we are in the process of application. Before it obtains this license from the regulatory authorities, if we conduct online listing service business and the regulatory authorities believe that we need to obtain this license for our business operations, we may be ordered to rectify within a limited period of time and may be imposed a fine. The authorities may also shut down the website. See "The Separation and Distribution."

        We, however, may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing Internet publication services as well as transmission of video and audio programs on the Internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites may be deemed as Internet news information services and therefore require Internet news information licenses. We, like many other similarly situated business operators, have been operating our businesses without such licenses.

        Under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain business licenses, an Internet publication licenses and/or Internet news information service licenses may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on the entity conducting such activities' business operations, or the discontinuation of their operations, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to certain non-compliance events, which may adversely affect our operations.

        Landlords of certain of the properties we leased for business operations have not registered our lease agreement with related regulatory authorities according to the applicable law and regulations and some of the landlords have not provided us with ownership certificates. We cannot assure you that these landlords have the right to lease the relevant properties to us or we will not be abandoned from the leased properties due to the failure of the landlords to comply with applicable laws and regulations. If ownership of the properties we have leased is disputed and/or the validity of such leases is challenged by third parties, or if we are unable to find alternative places for business operations, we may have to relocate to other places, which could increase our costs and adversely affect our results of operations.

        In addition, certain of our PRC subsidiaries did not make adequate social insurances and housing reserve fund contributions for certain employees or have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries use third-party agencies to pay in the name of such agency. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the late social insurance registration and housing fund deposit registration, we may be required to apply for such registration and pay late fees and fines; with respect to use third-party agencies to pay the social insurance for the employees, we may be subject to rectification and late fines. If we are subject to late fees or fines in relation to above incidents, our financial condition and results of operations may be adversely affected.

Regulation of the Internet industry in China, including censorship of information distributed over the Internet, may materially and adversely affect our business.

        China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the MIIT, the General Administration of Press, Publication, Radio, Film and Television and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things, opposes the fundamental principles of the PRC constitution, compromises state security, divulges state secrets, subverts state power or damages national unity, disseminates rumors, disturbs social order or disrupts social stability, propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes, or insults or slanders a third party or infringes upon the lawful right of a third party.

        If any content we offer via our websites or database were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites or database in China.

If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may decline and our results of operations may fluctuate significantly.

        We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs and rental costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. We may experience higher than expected operating costs, including increased personnel costs, rental costs, selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. If operating costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced and our results of operations and financial position will be adversely affected. Additionally, we may not be able to sustain our revenue growth rates. Our ability to increase our revenues and operating profit will depend on increased demand for our services. Our sales are affected by, among other things, general economic and commercial property conditions. Reduced demand, whether due to changes in client preference, a weakening of the PRC or global economy, competition or other reasons, may result in decreased revenues and growth, adversely affecting our results of operations.

        We plan to enter new geographical markets in China. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

We may be held liable for injuries to individual participants of our themed events, which may adversely affect our reputation and adversely affect our financial conditions and results of operations.

        We take event security seriously, and make every effort to ensure the safety of our participants during our themed events, such as industry conferences and forums. However, we cannot guarantee that no physical injury will occur during our events, for which we could be held liable. Under the PRC laws and regulations, the undertaker of a large-scale group activity shall bear tort liability for damages to a third party arising from such undertakers' failure to fulfill its security obligations. If the act of a third party results in damage to others in a large-scale group activity, the undertaker that failed to fulfill security obligations shall also bear supplementary liability. Therefore, we might face negligence claims alleging that we failed to maintain our facilities or to supervise our employees.

        In addition, if any participants of our themed events commit acts of violence, we could also face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. If we are held liable for the injury or damages, our financial conditions and results of operations may be adversely affected. Additionally, our themed events may be perceived to be unsafe, which may discourage prospective clients, real estate participants and media partners from attending. These negative perceptions might also adversely affect our reputation and results of operations.

If we are not able to successfully identify, finance or integrate acquisitions, our business operations and financial position could be adversely affected.

        We may seek to supplement and expand our services through acquisitions of complementary businesses, services, databases and technologies. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. We may incur costs in the preliminary stages of an acquisition, but may ultimately be unable or unwilling to consummate the proposed transaction for various reasons. In addition, acquisitions involve numerous risks, including the ability to realize or capitalize on synergies created through combinations; managing the integration of personnel and products or services; managing the integration of acquired infrastructure and controls; potential increases in operating costs; managing geographically remote operations; the diversion of management's attention from other business concerns and potential disruptions in ongoing operations during integration; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees, clients or vendors and other business partners of the acquired companies. We may not successfully integrate acquired businesses or assets and may not achieve anticipated benefits of an acquisition, including expected synergies. External factors, such as compliance with laws and regulations, and shifting market preferences, may also impact the successful integration of an acquired business. An acquired business could strain our system of internal controls and diminish its effectiveness. Acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets. We may be unable to obtain financing on favorable terms, or at all, if necessary to finance future acquisitions making it impossible or more costly to acquire complementary businesses. If we are able to obtain financing, the terms may be onerous and restrict our operations. Further, certain acquisitions may be subject to regulatory approval, which can be time consuming and costly to obtain or may be denied, and if obtained, the terms of such regulatory approvals may impose limitations on our ongoing operations or require us to divest assets or lines of business.

Technical problems or disruptions that affect either our clients' ability to access our services, or the software, internal applications, database and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our services, lower revenues and increased costs.

        Our business, brands and reputation depend on the satisfactory performance, reliability and availability of our websites, the Internet and our service providers. Interruptions in these systems,

whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems, could affect the security and availability of our services on our websites and prevent or inhibit the ability of users to access our services. Our operations also depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, flood, power loss, security breaches, computer viruses, telecommunications failures, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. Our clients rely on our services when conducting their own businesses. Disruptions in, or reductions in ability to access, our services for whatever reason could damage our clients' businesses, harm our reputation, result in additional costs or result in reduced demand for our services, any of which could harm our business, results of operations and financial condition.

        In addition, the software, internal applications and systems underlying our services are complex and may not be error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our clients' access to our services, which could reduce the demand for our services, lower our revenues and increase our costs.

        The majority of the communications, network and computer hardware used to operate our websites and database are located at facilities in Beijing. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, security breaches, computer viruses, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

        A failure of our systems at any site could result in reduced functionality for our users, and a total failure of our systems could cause our websites to be inaccessible. Problems faced or caused by our information technology service providers, including private network providers, Internet providers and third-party web-hosting providers, or with the systems by which they allocate capacity among their clients (as applicable), could adversely affect the experience of our users. Any financial difficulties, such as bankruptcy reorganization, faced by these third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, our business could be harmed.

        Our business interruption insurance may not cover certain events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures or malicious attacks. Any errors, defects, disruptions or other performance problems with our services could harm our reputation, business, results of operations and financial condition.

Breaches of security in connection with our websites could expose us to potential liability and harm our reputation.

        Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our clients and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Any systems failure or compromise of our security that results in the unauthorized access to or release of our users' or clients' data could significantly limit the adoption of our products and services, expose us to litigation and potential liability for failing to secure confidential client information, as well as harm our reputation, brand and business operations. We may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. We may also lose current or prospective data suppliers that grant us access to their proprietary data due to the impression that we cannot adequately protect the privacy and safety of such data. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base. Any of these circumstances may result in a material adverse effect on our business, financial condition and results of operations.

Our results of operations and revenues are subject to fluctuations, seasonality and market cyclicality, each of which could cause the market price of the ADSs to be negatively affected.

        Our results of operations do not experience meaningful seasonality. However, the timing of widely observed holidays and vacation periods, and availability of real estate agents and related service providers during these periods, could affect our quarterly results of operations during that period. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our clients in the PRC real estate industry during and around the Chinese New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. For this reason, our results of operations may not be comparable from quarter to quarter. If we are unable to adequately respond to seasonal or cyclical conditions, our revenues, expenses and operating results may fluctuate from quarter to quarter. Our results of operations, revenues and expenses may fluctuate for many reasons, including but not limited to rates of client acquisition and retention, changes in our pricing strategy and timing of changes, competition and changes or consolidation in the real estate industry.

        These fluctuations or seasonality effects could negatively affect our results of operations during the period in question and/or future periods or cause the market price of the ADSs to decline. In addition, changes in accounting policies or practices may affect our level of net income. Fluctuations in our financial results, revenues and expenses may cause the market price of our ADSs to decline.

Third party claims, litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price.

        We may be or may be expected to be a party to various third party claims, lawsuits, or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor's nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. We intend to vigorously contest the allegation. Also, our Hong Kong subsidiary, China Index Academy Limited, may give the public an improper impression by its name that we are an institution sponsored by the government. In July 2016, the Ministry of Civil Affairs of China published a list of offshore social organizations that purport to operate under the façade of government sponsorship, which included us. We do not believe that we committed any wrongdoing by using "China Index Academy" as part of our corporate name in Hong Kong, nor did we claim any government affiliation when doing business. We are not aware of any third-party claim or government investigation launched or threatened against us for the use of "China Index Academy." Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management's attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

We have limited business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as are offered by insurance companies in more developed economies. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any uninsured business disruptions, litigation or natural disaster may result in our incurring substantial costs and diversion of resources, which could have an adverse effect on our results of operations and financial condition.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, results of operations and financial condition.

        The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of "Brexit." The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. Any severe or prolonged slowdown or instability in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products or services.

        Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIE and its shareholders to operate our listing service business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our listing service business.

        We will rely on contractual arrangements with our VIE and its shareholders to operate our listing service business following the separation and distribution. For a description of these contractual arrangements, see "Our Corporate History and Structure—Contractual Arrangements." These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIE, including such equity interest, may be put under court custody.

        As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangements or ownership by the record holder of the equity interest. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our VIE, and our ability to conduct our listing service business may be materially and adversely affected. See "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would materially and adversely affect our listing service business.

        We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our VIE and its shareholders. For a description of these contractual arrangements, see "Our Corporate History and Structure—Contractual Arrangements." If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

        All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

        Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE and relevant rights and licenses held by it which we require in order to operate our listing service business, and our ability to conduct our listing service business may be negatively affected. See "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our listing service business.

        The interests of the shareholders of our VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our VIE to breach or refuse to renew the existing contractual arrangements with us.

        Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause the shareholders of our VIE to transfer all of their equity ownership in our VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIE as provided under the power of attorney agreements, directly appoint new directors of our VIE. We rely on the shareholders of our VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our listing service business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our listing service business.

        The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

        Because we are an exempted company with limited liabilities registered under the laws of the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate value-added telecommunication services business in China. We conduct our listing service business in China through our VIE. We have entered into a series of contractual arrangements in relation to our VIE, which enable us to (1) exercise effective control over the VIE, (2) receive substantially all of the economic benefits of the VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence will consolidate its financial results as our VIE under U.S. GAAP. For a description of these contractual arrangements, see "Our Corporate History and Structure—Contractual Arrangements."

        We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Jingtian & Gongcheng, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among CIH, WFOE, our VIE and shareholders of our VIE, is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MIIT, the Ministry of Commerce, or MOFCOM, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Furthermore, MOFCOM published a discussion draft of the proposed Foreign Investment Law, or the Draft FIL, in January 2015, which proposed changes to the legal framework regulating foreign investment in the PRC and the treatment of the variable interest entity structure, and invited comments from the general public on the Draft FIL. The Draft FIL, if enacted in its current form, may have material impact on the legal framework regulating foreign investment in the PRC. In December 2018, Standing Committee of the National People's Congress published the Draft Foreign Investment Law, or the 2018 Draft Foreign Investment Law, deliberated by the Seventh Meeting of the Standing Committee of the Thirteenth National People's Congress, to seek public comments, which was closed on February 24, 2019. The 2018 Draft Foreign Investment Law does not mention concepts such as "de facto control" or "controlling through contractual arrangements," nor does it specify the regulation on controlling through contractual arrangements. As a result, the 2018 Draft Foreign Investment Law, if enacted in its current form, may not, by itself, have a material adverse effect on our contractual arrangements and in turn, on our business operations.

        If our corporate structure and contractual arrangements are deemed by the MIIT or MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our listing service business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down our services;

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  discontinuing or restricting our operations in China;

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  imposing conditions or requirements with which we may not be able to comply;

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  requiring us to change our corporate structure and contractual arrangements;

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  restricting or prohibiting our use of the proceeds from overseas offering to finance our VIE's business and operations; and

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  taking other regulatory or enforcement actions that could be harmful to our listing service business.

        Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See "—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business, results of operations and financial condition." Occurrence of any of these events could materially and adversely affect our business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIE or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our VIE in our combined financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, WFOE or our VIE. See "Our Corporate History and Structure—Contractual Arrangements."

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our VIE owes additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles.

        We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm's length basis in such a way as to result in impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Zhong Zhi Hong Yuan or our VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary, Beijing Zhong Zhi Shi Zheng, requests the shareholders of our VIE to transfer their equity interests in our VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary, Beijing Zhong Zhi Shi Zheng, and our VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary, Beijing Zhong Zhi Shi Zheng, and our VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of our listing service business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        Our VIE holds a portion of our assets. Under the contractual arrangements, our VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our VIE breach these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue certain of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby materially and adversely affecting our listing service business.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our listing service business may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

        We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops, contract chops finance chops must be approved by our finance department. The chops of our subsidiaries and our VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries or our VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries or our VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and our VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our listing service business may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may adversely affect our listing service business.

        MOFCOM published the Draft FIL in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies to conduct business in the industries that are currently subject to foreign investment restrictions in China. We have adopted the VIE structure and may be subject to stricter regulation if the Draft FIL is enacted in its current form. Furthermore, our corporate governance practice may be materially affected and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Draft FIL, if enacted as currently proposed.

        There are significant uncertainties as to how the control status of our VIE would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our VIE would be on the to-be-issued "negative list" and therefore be subject to any foreign investment restrictions or prohibitions.

        If our VIE were deemed as a foreign invested enterprise, or an FIE, under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the "restricted" category on the to-be-issued "negative list," such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final "negative list" would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing variable interest entity structure and whether such clearance can be timely obtained, or at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our listing service business.

        However, the 2018 Draft Foreign Investment Law promulgated by the Standing Committee of the National People's Congress in December 2018 does not mention concepts including "de facto control" or "controlling through contractual arrangements," nor does it specify the regulation on controlling through contractual arrangements. As a result, the 2018 Draft Foreign Investment Law, enacted in its current form, may not, by itself, have a material adverse effect on our contractual arrangements and in turn, on our business operations.

Risks Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

        Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries' ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE is required to set aside at least 10%

of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

        In response to the persistent capital outflow and RMB's depreciation against U.S. dollar in the fourth quarter of 2016, the People's Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise's ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries' ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries' dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

        Under China Enterprise Income Tax Law, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor's disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor's jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Hong Kong, where China Index Academy Limited, the direct parent company of our PRC subsidiaries is incorporated, has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a "beneficial owner" of the dividends.

PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within

China. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

        On March 30, 2015, SAFE promulgated the Circular on the Reform of Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. SAFE Circular 19 abolishes the SAFE Circular 142, providing that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise shall be used for purposes within its approved business scope, and allows a foreign-invested enterprise to use the RMB capital converted from its foreign currency registered capital for equity investments within China. However, such converted RMB capital still cannot be used to repay RMB loans between enterprises under SAFE Circular 19. However, the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, implemented in June 2016 removes the prohibition of using the RMB capital converted from foreign currency registered capital to repay RMB loans between enterprises.

        In light of the various requirements imposed by PRC regulations on loans to PRC entities by offshore holding companies, we may not be able to obtain the necessary government approvals with respect to future loans by us to our wholly-owned subsidiaries or our VIE or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

        China's overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

        In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, certain of our employees entered into employment contracts with our affiliates other than our PRC subsidiary hiring them. We could be subject to orders by the competent labor authorities for rectification and may be required to pay two times monthly wages to these employees and indemnify these employees for the loss and damage suffered by them.

        In October 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, effective July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries did not make adequate social insurances and housing reserve fund contributions for certain employees or have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries use third-party agencies to pay in the name of such agency.

        As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." Pursuant to SAFE Circular 37, "control" refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on

Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        We are aware that Mr. Vincent Tianquan Mo, controlling shareholder of Fang and a PRC resident, has not completed the registration as of the date of this prospectus. We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of the separation and distribution. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

        The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that our Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address this issue.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        Beginning in 2011, the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the "big four" accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the China Securities Regulatory Commission, or the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the "big four" accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm's ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

        In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of their shares may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

        We are an exempt company with limited liabilities registered under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside in China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

Risks Relating to the Separation and Distribution

The separation and distribution is subject to final approval of Fang's board of directors as well as a number of other closing conditions. The transactions may not take place, be delayed or may not take place in the manner currently anticipated or at all.

        The separation and distribution are a series of transactions designed to fully separate us from Fang and list us on the NASDAQ, following which Fang would no longer be our shareholder. The separation and distribution is subject to final approval of Fang's board of directors as well as a number of other closing conditions. They are also subject to various conditions, including necessary corporate and regulatory approvals, market conditions and other uncertainties, including that Fang may decide not to proceed with these transactions prior to the distribution pursuant to its rights under the separation and distribution agreement. If the approval or conditions do not take effect or are abandoned, the separation and distribution will not take place. See "The Separation and Distribution" for details. The separation and distribution encompasses a series of complex transactions involving a number of professional parties, and may not be completed in the manner and within the time expected, or at all. If the separation from Fang is not completed, the benefits we currently expect from the separation, such as our strategic independence from Fang, would not materialize. In that event, Fang will continue to exercise control over all matters requiring shareholder approval, such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors, capital increases and amendments to our articles of association.

We have no history operating as an independent company upon which you can evaluate us.

        We do not have an operating history as a stand-alone entity. After this separation and distribution, as an independent company, our ability to satisfy our obligations and achieve profitability will be primarily dependent upon the future performance of our business, and we will not be able to rely upon the revenues, capital resources and cash flows of Fang. In addition, after this separation and distribution, we may cooperate with Fang to operate our listing service business and will be required to share our revenues generated from the listing service business to Fang. See "Our Relationship with Fang and Related Party Transactions."

Our combined financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results. We expect to incur increased administrative and other costs following the separation and distribution by virtue of our status as an independent public company.

        Our historical information provided in this prospectus refers to our business as operated by and integrated with Fang. Our combined financial information included in this prospectus is derived from or based on the consolidated financial statements and accounting records of Fang. Accordingly, our combined financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors, among others:

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  Prior to this separation and distribution, our business has been operated by Fang as part of its broader corporate organization, rather than as an independent company. Fang or its affiliates performed various functions for us, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. Our combined financial results reflect allocations of expenses from Fang for such functions which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the separation and distribution, our costs related to such functions previously performed by Fang may increase;

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  Prior to this separation and distribution, our business is integrated with the other businesses of Fang. Historically, we have shared economies of scope and scale in costs, employees, and vendor relationships. Although we will enter into certain agreements with Fang in connection with this separation and distribution, these arrangements may not fully capture the benefits that we enjoyed as a result of being integrated with Fang and may result in us paying higher charges than in the past for these services. These circumstances could have an adverse effect on our results of operations and financial condition following the completion of the separation and distribution;

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  Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Fang. Following the completion of this separation and distribution, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, through strategic relationships or from other arrangements, which may or may not be available and may be more costly; and

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  After the completion of this separation and distribution, the cost of capital for our business may be higher than Fang's cost of capital prior to this separation and distribution.

        Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Fang. For additional information about the past financial performance of our business and the basis of presentation of combined financial statements, see "Selected Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and accompanying notes included elsewhere in this prospectus.

The receipt of our ordinary shares or ADSs in connection with the distribution pursuant to this separation and distribution is currently intended to qualify as a tax-free transaction from a U.S. federal income tax perspective, but no assurance can be given that such treatment is correct.

        It is a condition to the distribution that Fang receives a memorandum or an opinion prepared by Crowe LLP, satisfactory to Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 361 of the Code. Such opinion will be based on various facts and assumptions, as well as certain representations, statements and undertakings of Fang and us (including those relating to the past and future conduct of Fang and us). Further, the discussion assumes that Fang is not and has not been a passive foreign investment company during the relevant holding period of a U.S. Holder.

        However, if any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Fang or we breach any covenants relating to the separation, the conclusions reached in the tax opinions may be incorrect. In addition, no statutory, judicial or administrative authority directly discusses how a transaction such as this separation and distribution should be treated for U.S. federal income tax purposes. An opinion of outside counsel or other external tax advisor represents the judgment of such counsel or other advisor, which is not binding on the IRS or any court. Accordingly, notwithstanding receipt by Fang of the tax opinion referred to above, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, U.S. Holders (as defined under "Taxation—U.S. Federal Income Taxation") who receive our ADSs or ordinary shares in the distribution could be subject to significant U.S. federal income tax. Accordingly, we cannot assure you that the intended tax treatment will be achieved, or that shareholders (and/or persons that receive the benefit of our ordinary shares or ADSs) will not incur substantial U.S. federal income tax liabilities in connection with this separation and distribution and related transactions (including that a holder of Fang's ordinary shares or ADSs could be required to recognize income up to the full fair market value of such shares or ADSs). In addition, we do not intend to seek any ruling (or similar guidance) from any taxing authority with respect to the foregoing treatment would be sought (or, if sought, granted). See "Taxation—U.S. Federal Income Taxation—The Distribution—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable."

Fang may be subject to Chinese indirect transfer tax with respect to the distribution, in which event we could be required to bear certain material tax payment obligations under the tax matters agreement.

        Announcement No. 7 of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises, or Bulletin 7, provides that in certain circumstances a non-resident enterprise may be subject to Chinese enterprise income tax on an "indirect transfer" of Chinese interests. Fang has informed us that it believes that the distribution in connection with this separation has reasonable commercial purpose and that it is more likely than not that Fang will not be subject to this tax with respect to the distribution. However, there are significant uncertainties regarding the circumstances in which the tax will apply, and there can be no assurances that the Chinese tax authorities will not seek to impose this tax on Fang. If the competent PRC taxation authorities were successful in taking the position that the distribution is subject to Bulletin 7, Fang could be subject to material PRC income tax liability, and Fang equity holders could have withholding obligations with respect to such tax liability.

        If the distribution is subject to Bulletin 7 as a result of a breach by our company of certain representations or covenants, or due to certain actions of our company following the distribution, our company generally will indemnify Fang for all such taxes and related losses incurred by it according to the tax matters agreement, which could have a material adverse effect on our financial condition.

This separation and distribution may not achieve some or all of the anticipated benefits.

        We may not realize some or all of the anticipated strategic, financial, operational or other benefits from this separation and distribution. This separation and distribution is expected to provide our company and shareholders benefits, including but not limited to permitting each company to concentrate on its own operations and optimizing the capital structure of both companies. See "The Separation and Distribution—Reasons for the Separation and Distribution." However, we may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

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  this separation and distribution will require significant amounts of our management's time and effort, which may divert our management's attention from operating and growing our business;

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  following this separation and distribution, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Fang;

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  following this separation and distribution, our business will be less diversified than Fang's business prior to this separation and distribution; and

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  the other actions required to separate Fang's and our businesses could disrupt our operations.

        As independent publicly traded companies, we and Fang will be smaller than the combined companies pre-separation and we will be less diversified. As a result, each company may be more vulnerable to changing market conditions, which could materially and adversely affect their respective business, financial condition and results of operations.

We have not obtained certain license for Beijing Zhong Zhi Hong Yuan, our VIE. If we fail to obtain such license or other licenses, permits or approvals applicable to the various business to be operated by us following the separation and distribution, we may incur significant financial penalties and other government sanctions.

        We plan to operate our commercial property online listing service business through our VIE, and are required to obtain certain business licenses, including the ICP license. These licenses or approvals are essential to the operation of our online listing service business and are generally subject to annual review by the relevant PRC governmental authorities. Our VIE has not obtained the ICP license, and we are in the process of application. Prior to our separation and distribution, we operate this business through consolidated affiliated entities owned by Fang which have the requisite licenses. Following the separation and distribution and before we obtain the ICP license, we will not be permitted to conduct online listing service business and will cooperate with Fang, our parent company, to conduct this business. See "The Separation and Distribution—Business Cooperation Agreement." If we fail to obtain the ICP license or maintain our business cooperation relationship with Fang, our commercial property online listing service business may be adversely affected. In addition, we may also be required to obtain additional licenses that we may not be able to obtain. See "Risk Factors—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions" for information of licenses in connection with our business. If we fail to obtain any of these licenses, our results of operation may be adversely affected.

As we have no separate operating history, we need to create separate administrative and governance functions.

        Prior to this separation and distribution, we have not been required to maintain many of the administrative functions attendant to a listed company of our size. These include public company financial reporting, internal control and audit, compliance, legal and governance functions. It may take some time for us to employ the persons necessary to staff these administrative functions internally. We may also have to engage external consultants or staff, which may be more expensive. Further, this is a significant increase in the amount of employees we have historically employed for administrative matters, constituting a significant new expense. As a result of this increase in administrative requirements, there may be an adverse effect on our business, results of operation and financial condition.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following this separation and distribution.

        Our financial results previously were included within the consolidated results of Fang, and our reporting and control systems were appropriate for those of a subsidiary of a public company. We have not previously been directly subject to reporting and other requirements of the Exchange Act, and Section 404 of the Sarbanes-Oxley Act of 2002. As an independent company, we will be subject to additional reporting and other requirements, which may require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations may place significant demands on our management, administrative and operational resources, including accounting and information technology resources.

        To comply with these requirements, we may, in the foreseeable future, need to implement additional financial and management controls, reporting systems and procedures, and hire additional staff. We expect to incur additional annual expenses related to these steps, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and financial condition.

        We also expect that being a public company subject to additional laws, rules and regulations will require the investment of additional resources to comply with these laws, rules and regulations. In this regard, we will incur expenses related to, among other things, director and officer liability insurance, director fees, expenses associated with our SEC reporting obligations, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

        Upon completion of this separation, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a subsidiary of a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ, impose various requirements on the corporate governance practices of public companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal control and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our business, results of operations and financial condition.

As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

        After this separation and distribution, we will continue to install and implement information technology infrastructure to support our critical business functions, including accounting and reporting, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Fang's existing transactional and operational systems and data centers. We may not be successful in implementing new systems and transitioning data, and we may incur substantially higher costs for implementation than currently anticipated. Operational interruptions that result from the implementation of these new systems and replacement of Fang's information technology services, or our failure to implement the new systems and replace Fang's services successfully, could disrupt our business and have a material adverse effect on our profitability. In addition, if we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired.

Concerns about our prospects as a stand-alone company and employee compensation and benefits after this separation and distribution or otherwise could affect our ability to retain employees.

        This separation and distribution represents a significant organizational change and our employees may have concerns about our prospects as a stand-alone company, including our ability to successfully operate the new entity over the long-term, and our ability maintain our independence after this separation. If we are not successful in assuring our employees of our prospects as an independent company, our employees may seek other employment, which could materially adversely affect our business.

        If we fail to retain our qualified personnel or replace them when they leave, we may be unable to continue our development and commercialization activities, which may cause the price of our securities to fall.

Any negative development with respect to Fang may materially and adversely affect our business and brand.

        We were a subsidiary of Fang and will continue to be an affiliate of Fang after the separation and distribution. We have benefited significantly from Fang in marketing our services. For example, we have currently benefited from Fang's clients in fang.com for our listing services for commercial properties. In addition, we will enter into a series of arrangements with Fang in connection with the separation and distribution, including business cooperation between Fang and us in connection with our listing service business. See "Our Relationship with Fang and Related Party Transactions" for details. If Fang loses its market position or suffers any negative publicity, it could have an adverse impact on our business, marketing efforts, relationships with strategic partners and clients, reputation and brand, including but not limited to reduce our user traffic, reduce the sources of our data points, suspend our listing service business, which will negatively impact our business and financial result.

Fang and we may fail to perform under certain transaction agreements that are executed as part of this separation and distribution, and we may not have necessary systems and services in place when these transaction agreements expire.

        In connection with this separation and distribution, Fang and we will enter into several agreements, including separation and distribution agreement and related ancillary agreements. The separation and distribution agreement and related ancillary agreements will determine, among other things, the allocation of business, assets and liabilities between us and Fang following this separation and distribution for those respective areas and include any necessary indemnifications related to liabilities and obligations. Fang and we will also enter into a business cooperation agreement, which will establish a business cooperation between us and Fang in connection with the listing service business for an initial term of 10 years commencing from its signing date. See "Our Relationship with Fang and Related Party Transactions" for details of the agreements between Fang and us in connection with the separation and distribution. If Fang is unable to satisfy its obligations under these agreements, we could incur operational difficulties or losses that could have a material and adverse effect on our business, financial condition and results of operations.

Potential indemnification liabilities owing to Fang pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition and results of operations.

        The separation and distribution agreement will provide for, among other things, indemnification obligations generally designed to make us financially responsible for, among others, certain liabilities associated with our business, certain guarantee, indemnification and tax liabilities, as well as any breach by us of the separation and distribution agreement and related ancillary agreements as well as any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the registration statement of which this prospectus forms a part (as amended or supplemented) or any other disclosure document that describes the separation or the distribution or us and our subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement, subject to certain exceptions. See "Our Relationship with Fang and Related Party Transactions." If we are required to indemnify Fang under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities. See "Our Relationship with Fang and Related Party Transactions—Separation and Distribution Related Agreements—Separation and Distribution Agreement—Indemnification."

In connection with this separation and distribution, Fang will indemnify us for certain liabilities. However, we cannot assure you that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fang's ability to satisfy its indemnification obligation will not be impaired in the future.

        Pursuant to the separation and distribution agreement and related ancillary agreements, Fang will indemnify us for certain liabilities as discussed further in "Certain Relationships and Related Party Transactions—The Separation and Distribution Agreement—Indemnification." However, third parties could also seek to hold us responsible for any of the liabilities that Fang has agreed to retain, and we cannot assure you that the indemnity from Fang will be sufficient to protect us against the full amount of such liabilities, or that Fang will be able to fully satisfy its indemnification obligations. In addition, Fang's insurers may attempt to deny us coverage for liabilities associated with certain occurrences of indemnified liabilities prior to the separation and distribution. Moreover, even if we ultimately succeed in recovering from Fang or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial position, results of operations and cash flows.

Following the separation and distribution, Fang's creditors may seek to hold us liable for certain of its obligations.

        We may continue to be liable for certain obligations of Fang that exist at the time of this separation and distribution, but only to the extent that Fang fails to satisfy such liabilities. In the event that Fang fails to satisfy obligations to its creditors existing at the time of this separation and distribution, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect on our financial position.

A court could require that we assume responsibility for obligations allocated to Fang under the separation and distribution agreement.

        Under the separation and distribution agreement and related ancillary agreements, from and after this separation and distribution, each of Fang and our company will be generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the consummation of this separation and distribution. Although we do not expect to be liable for any obligations that are not allocated to us under the separation and distribution agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Fang (for example, tax liabilities), particularly if Fang were to refuse or were unable to pay or perform the allocated obligations.

After this separation and distribution, certain of our directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing positions at Fang.

        Our chairman, Mr. Vincent Tianquan Mo, is also the chairman of Fang. This relationship could create, or appear to create, conflicts of interest when Mr. Vincent Tianquan Mo is faced with decisions with potentially different implications for Fang and us, especially with regarding to our business cooperation with Fang. Directors of our company are required by law to act honestly and in what they consider in good faith to be in our best interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we [have adopted] a code of ethics and an audit committee charter, both of which will become effective upon the effectiveness of the registration statement to which this prospectus is a part. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, a majority of which will consist of independent directors upon the effectiveness of the registration statement to which this prospectus is a part. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Fang, Mr. Mo will still be entitled to vote in our board meeting, and we cannot assure you that Mr. Mo's decision will not be impacted by any potential conflict of interest arising from his relationship with Fang.

        Because of their current or former positions with Fang, certain of our expected directors and executive officers own Fang ordinary shares or hold Fang's equity awards. Following the separation and distribution, even though our board of directors will consist of a majority of directors who are independent, and our executive officers who are currently employees of Fang will cease to be employees of Fang, some of our directors and executive officers will continue to have a financial interest in Fang's ordinary shares or equity awards.

No vote of Fang's shareholders is required in connection with the separation and distribution.

        No vote of Fang's shareholders is required in connection with the separation and distribution. Accordingly, if a shareholder does not want to receive our ADSs or ordinary shares in the distribution, the only recourse will be to divest all ownership of Fang's ordinary shares or ADSs prior to           p.m., U.S. Eastern Time, the record date for the distribution.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

        We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ after the completion of the separation. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report, as required by Section 404 of the Sarbanes-Oxley Act of 2002. In addition, once we cease to be an "emerging growth company" as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. Prior to the separation and distribution, we were a subsidiary of a public company with limited accounting personnel and other resources with which to address our internal control and procedures, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

        Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We and our independent registered public accounting firm are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control weaknesses or deficiencies may have been identified.

        Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner, or if we are unable to maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ, the SEC or other regulatory authorities.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including: (1) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. As a result, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We will be a "controlled company" under the rules of the NASDAQ and, as a result, will qualify for exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

        Upon completion of the separation and distribution, Mr. Vincent Tianquan Mo will control          % of the voting rights of our company. As a result, we will be a "controlled company" within the meaning of applicable corporate governance standards. Under the NASDAQ Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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  the requirement that we have a majority of independent directors on our board of directors;

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  the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the nominating and compensation committees.

        We do not currently intend to rely on such exemptions following the separation. However, if we so elect in the future, we may not have a majority of independent directors. In addition, our compensation committee may not consist entirely of independent directors and we will not be required to have an annual performance evaluation of the compensation committee. See "Management." Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

As a company registered in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.

        We are an exempted company with limited liability registered under the laws of the Cayman Islands, and we [have applied] to list the ADSs on the NASDAQ. The NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements.

        For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year.

        We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ.

We cannot assure you that we will have access to the capital markets on terms acceptable to us.

        From time to time, we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future or at all will be impacted by many factors, including, but not limited to:

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  our financial performance;

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  our credit ratings or absence of a credit rating;

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  the liquidity of the overall capital markets; and

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  the state of the Chinese, U.S. and global economies.

        We cannot assure you particularly as a new company that currently has no credit rating, that we will have access to the capital markets on terms acceptable to us or at all.

Risks Relating to the ADSs

There is no existing public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid trading market will develop or be sustained after the separation and distribution.

        Prior to this separation and distribution, there has been no public market for the ADSs. Although we have been authorized to list the ADSs on the NASDAQ, a public market for the ADSs do not currently exist. We intend to have a "when-issued" market for our ADSs prior to the distribution. We cannot guarantee that an active trading market will develop or be sustained for the ADSs after this separation and the distribution. Nor can we predict the prices at which the ADSs may trade after the distribution. Similarly, we cannot predict the effect of the distribution on the trading prices of Fang ADSs or whether the combined market value of our ordinary shares and ADSs and Fang ordinary shares and ADSs will be less than, equal to or greater than the market value of Fang ordinary shares and ADSs prior to the distribution.

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

        Even if an active trading market for the ADSs develops, the market price of the ADSs may be highly volatile and could be subject to wide fluctuations in the future. After completion of the separation and distribution, purchases and sales of a large amounts of the ADSs in a public market may have a disproportionate effect on the market price of the ADSs. This volatility could prevent a shareholder seeking to sell the ADSs from being able to sell the ADSs at or above the price at which the ADSs were purchased. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur.

        The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their listing, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their listing may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs. In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

  •
  regulatory developments affecting us or our industry;

  •
  announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

  •
  changes in the economic performance or market valuations of other similar companies or real estate related companies;

  •
  actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

  •
  changes in financial estimates by securities research analysts;

  •
  publication of research reports about us or our industry, or the failure of securities analysts to cover our ADSs after the separation;

  •
  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raising or capital commitment;

  •
  additions to or departures of our senior management or key employees;

  •
  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

  •
  adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

  •
  actions by shareholders;

  •
  changes or proposed changes in laws, regulations or polices, or differing interpretations thereof, affecting our business or industry or real estate related business and industries, or enforcement of these laws, regulations and policies, or announcements relating to these matters;

  •
  adverse publicity about our industry or real estate related industries generally, or particularly scandals relating to the industry, specifically;

  •
  litigation and governmental investigations;

  •
  general market and economic conditions;

  •
  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

  •
  sales or perceived potential sales of additional ordinary shares or ADSs.

There may be substantial changes in our shareholder base.

        Many investors holding Fang ordinary shares or Fang ADSs may hold them because of a decision to invest in a company with Fang's profile. Following the separation and distribution, shares or ADSs held by those investors will represent an investment in a company with a different profile. This may not be aligned with a holder's investment strategy and may cause the holder to sell the shares. As a result, our share price may decline or experience volatility as the our shareholder base changes.

Because we do not currently expect to pay cash dividends in the foreseeable future after the separation and distribution, you may not receive any return on your investment unless you sell your ADSs.

        We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. See "Dividend Policy." Therefore, you should not rely on owning our ordinary shares or ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may declare dividends, but the amount of such dividends may not exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your ownership of our ordinary shares or ADSs will likely depend entirely upon any future price appreciation of the ADSs or ordinary shares. There is no guarantee that the ADSs or ordinary shares will appreciate in value after the separation and distribution or even maintain the price at which you being distributed our ordinary shares or ADSs.

Your percentage of ownership in our company may be diluted in the future. Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

        Sales of the ADSs in the public market after the separation and the distribution, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. Upon completion of the separation and distribution, there will be                ADSs (equivalent to                Class A ordinary shares) outstanding. These ADSs will be freely transferable by persons other than our "affiliates" without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

        In the future, your percentage ownership in our company may be diluted because of equity awards that we will be granting to our directors, officers and employees or otherwise as a result of equity issuance for acquisitions or capital market transactions. Our company's and certain of Fang's employees will have equity awards with respect to our Class A ordinary shares after the distribution as a result of conversion of their Fang equity awards (in whole or in part) to our equity awards. We anticipate our compensation committee will grant additional stock-based awards to our employees after the separation and distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of the ADSs. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

        In addition, our post-transaction memorandum and articles of association will authorize us to issue, without the approval of the our shareholders, one or more classes or series of preferred shares that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our ordinary shares respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our ordinary shares. We cannot predict the timing or size of any future issuance of our shares or the effect, if any, that future issuance and sales of our shares may have on the market price of our shares. Sales or distributions of substantial amounts of our shares, or the perception that such sales could occur, may cause the market price of our shares to decline.

Concentration of voting power in Mr. Vincent Tianquan Mo, Fang's ultimate controlling shareholder and chairman, both before and after the separation and distribution may prevent new investors from influencing significant corporate decisions. The interests of Mr. Vincent Tianquan Mo may differ from the interests of our other shareholders.

        As of the date of this prospectus, Mr. Vincent Tianquan Mo, Fang's ultimate controlling shareholder and chairman, ultimately controls approximately        % of Fang's voting power and therefore indirectly controls us as well. Upon completion of the separation and distribution, Mr. Vincent Tianquan Mo will continue to ultimately control approximately          % of our voting power. As a result, both before and after the completion of the separation and distribution, Mr. Vincent Tianquan Mo will have a controlling influence in matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. This control could also have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of Mr. Vincent Tianquan Mo. The interests of Mr. Vincent Tianquan Mo may also in certain cases differ from those of other shareholders.

The combined post-separation value of our ordinary shares and ADSs and Fang ordinary shares and Fang may not equal or exceed the pre-separation value of Fang ordinary shares and Fang ADSs.

        As a result of the separation and distribution, Fang expects the trading price of Fang ADSs immediately following the distribution to be lower than the "regular-way" trading price of such ADSs immediately prior to the distribution because the trading price will no longer reflect the value of the business held by our company. The aggregate market value of our ordinary shares and ADSs and Fang ordinary shares and Fang ADSs following the separation and distribution may be higher or lower than the market value of Fang ordinary shares or Fang ADSs immediately prior to this separation.

Holders of ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our post-transaction articles of association, the minimum notice period required to convene a general meeting will be 10 days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders' meeting to permit the holders to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to the holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to the holders of ADSs in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders' meeting.

Rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without consent of the holders of ADSs.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and holders of the ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby in any competent court in the Cayman Islands, Hong Kong, China and/or the United States, or, by having such disputes referred to and finally resolved by an arbitration either in New York, New York or in Hong Kong, subject to certain exceptions solely related to the aspects of such claims that are related to U.S. federal securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Also, we may amend or terminate the deposit agreement without consent of the holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

Rights of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.

Holders of ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to them.

        The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future after the separation. See "Dividend Policy." To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

        The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our post-transaction memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

        We [have] adopted post-transaction memorandum and articles of association to be effective immediately prior to the completion of the separation and distribution that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company registered under the laws of the Cayman Islands. All of our assets are located outside the United States. In addition, most of our directors and executive officers and the experts named in this prospectus reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers and/or their assets. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

        We are an exempted company with limited liability registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under post-transaction memorandum and articles of association that will become effective immediately prior to completion of the separation and distribution, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Our authorized ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of the separation and distribution (with a third class of undesignated shares). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. All of our outstanding issued ordinary shares held by Fang immediately prior to the completion of the separation and distribution will be Class A ordinary shares, and will be distributed to Fang equity holders on the record date. Immediately following the separation and distribution, the Class A ordinary shares distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be re-designated as Class B ordinary shares. We intend to maintain the dual-class voting structure after the completion of the separation and distribution.

        Due to the disparate voting powers attached to these two classes of ordinary shares, Mr. Vincent Tianquan Mo will own approximately        % of our total issued and outstanding ordinary shares and        % of the voting power of our outstanding shares immediately after the separation and distribution. Therefore, Mr. Vincent Tianquan Mo will have decisive influence over matters requiring shareholders'

approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

        Our ordinary shares or ADSs would be stock of a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes with respect to a U.S. Holder if during such U.S. Holder's holding period for our ordinary shares or ADSs, after the application of applicable "look-through rules," (1) 75 percent or more of our gross income for the taxable year consists of "passive income" (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (2) at least 50 percent of our assets for the taxable year (averaged over the year) produce or are held for the production of "passive income." U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        It is unclear whether we will be a PFIC for the current taxable year. If a "controlled foreign corporation" (as defined for U.S. federal income tax purposes), or "CFC," is a "publicly traded corporation" for the taxable year, the PFIC asset test is applied based on the value of the CFC's assets. Otherwise, the asset test is applied based on the adjusted tax bases of the CFC's assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. If we are a CFC for the current taxable year, while we expect to become a publicly traded corporation in connection with the consummation of the separation and distribution, it is unclear how the asset test will apply to us in respect of our current taxable year. If we are not able to apply the asset test based on the value of our assets for the current taxable year, there is a significant risk that we will be treated as a PFIC for the current taxable year. Certain recent changes in U.S. tax law made it more likely that we could be a CFC; however, the implications of these changes for our potential PFIC status determinations are not yet clear with respect to your ownership of our ordinary shares or ADSs. For taxable years in which we are treated as a publicly traded corporation, or for which we are not a CFC, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. However, once we are treated as a PFIC for the current year with respect to a U.S. Holder, we will generally remain as a PFIC absent any special election, even if we cease to be a PFIC in the following taxable years. See "Taxation—U.S. Federal Income Taxation." You should consult your tax advisors about the U.S. federal income tax consequences to you arising from these uncertainties.

        If we are a PFIC for any taxable year during a U.S. Holder's holding period for our ordinary shares or ADSs, such status could result in adverse U.S. federal income tax consequences to such U.S. Holder. For example, if we are or become a PFIC, a U.S. Holder may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, as noted above, and will become subject to burdensome reporting requirements. See "Taxation—U.S. Federal Income Taxation." There can be no assurance that we will not be a PFIC for our current or any future taxable year.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including in particular "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business," contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this prospectus constitute forward-looking statements. We have used words or phrases such as "may," "would," "will," "expect," "anticipate," "intend," "seek," "estimate," "plan," "believe," "is/are likely to" or other similar expressions in this prospectus to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this prospectus.

        Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:

  •
  any change in the laws, rules and regulations of the central and local governments in China and the rules, regulations and policies of the relevant government authorities relating to all aspects of our business;

  •
  general economic, market and business conditions in China;

  •
  macroeconomic policies of the PRC government;

  •
  changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;

  •
  the effects of competition in the real estate industry on the demand for and price of our services;

  •
  various business opportunities that we may pursue; and

  •
  the risk factors discussed in this prospectus as well as other factors and uncertainties beyond our control.

        You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

 USE OF PROCEEDS

        We will not receive any proceeds from the separation and distribution.

 DIVIDEND POLICY

        We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future.

        Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. See "Description of Share Capital—Ordinary Shares—Dividends."

        We are a holding company registered in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends or of our VIE to make cash payments to us. See "Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business."

        If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2018:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect the transactions described in the section titled "The Separation and Distribution."

        You should read this table together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the combined financial statements and accompanying notes included elsewhere in this prospectus.

        The historical financial information may not necessarily reflect what our capitalization would have been if we had been an independent, publicly traded company during the period presented and is not necessarily indicative of our future capitalization.

	As of June 30, 2018
	Actual		Pro forma
	RMB	US$	RMB	US$
	(in thousands)
Equity
Parent Company Investment	470	71
Ordinary shares (par value US$1.00 per share, 1,000,000 shares authorized; nil shares issued and outstanding, actual; shares issued and outstanding, pro forma)	—	—
Additional paid-in capital(1)	—	—
Accumulated other comprehensive income	205	31

Total equity(1)	675	102

(1)
Based on an assumed distribution ratio of            ordinary shares or ADSs for one Fang ordinary share or Fang ADS outstanding on                .

        The information above is illustrative only and our capitalization following the completion of the separation and distribution will be adjusted based on the finalization of the terms of the separation and transaction agreements.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax systems;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        A substantial portion of our operations are conducted in China, and a substantial portion of our assets are located in China. Some of our directors and officers (including director appointees) are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed              located at              as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

        We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that the Cayman Islands are not a party to any treaties for the reciprocal recognition and enforcement of judgments obtained from the U.S. courts under civil liability provisions of the securities laws of the United States and that there is uncertainty with regard to Cayman Islands laws relating to whether such judgment would be enforceable in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

        We have also been advised by Maples and Calder (Hong Kong) LLP that, although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the U.S., a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

        Jingtian & Gongcheng, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

        In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

 OUR CORPORATE HISTORY AND STRUCTURE

Corporate History

        We are an exempted company with limited liability registered under the laws of Cayman Islands and a holding company of our business. In anticipation of the separation and distribution, we have undergone a series of corporate restructuring transactions, including:

  •
  Re-domicile of our holding company:  We were a company incorporated as Selovo Investments Limited under the laws of British Virgin Islands on August 10, 2007. In anticipation of the separation and distribution, we re-domiciled as an exempted company with limited liability registered under the laws of the Cayman Islands on July 26, 2018 and changed our name to China Index Holdings Limited.

  •
  Termination of existing contractual arrangements:  China Index Academy Limited entered into a series of contractual arrangements with Shanghai China Index Investment Consulting Co., Ltd., Beijing Yi Ran Ju Ke Technology Development Co., Ltd., Beijing SouFun Technology Development Co., Ltd., Beijing Century Jiatianxia Technology Development Co., Ltd., Shanghai Century Jiatianxia Internet Technology Development Co., Ltd. and their nominee shareholders to operate its business. As the business under these contractual arrangements is irrelevant to our business after the separation, we terminated the foregoing contractual arrangements between our group and these entities on May 15, 2018. Fang will continue to control these entities by directly establishing contractual arrangements with these entities.

  •
  Disposal of Beijing Zhongruihang Real Estate Land Appraisal Co., Ltd.:  Beijing Zhong Zhi Shi Zheng has designated Ms. Yu Huang, Mr. Yunfeng Jiang, Mr. Huaxue Zhang and Ms. Xiaoyun Kang to hold all the equity interest in Beijing Zhongruihang Real Estate Land Appraisal Co., Ltd. on its behalf through a nominee agreement dated February 2017. As the business under Beijing Zhongruihang Real Estate Land Appraisal Co., Ltd. is irrelevant to our business after the separation, Beijing Zhong Zhi Shi Zheng terminated the nominee agreement in May 2018 and designated another entity controlled by Fang to hold the equity interest in Beijing Zhongruihang Real Estate Land Appraisal Co., Ltd. for its benefit.

  •
  Establishment of new contractual arrangement:  We, through Beijing Zhong Zhi Shi Zheng, or WFOE, have entered into new contractual arrangements with Beijing Zhong Zhi Hong Yuan, or the VIE, and shareholders of the VIE. Pursuant to these arrangements, our company will, through WFOE, have controlling financial interest in the VIE and its listing service business.

  •
  Separation and distribution:  We will enter into a separation and distribution agreement and related ancillary agreements to separate our business and relevant assets and liabilities from Fang in order to focus on the development of our business. We and Fang will also enter into a business cooperation agreement regarding the operation of our listing service business. To effect the distribution, Fang will distribute all of our issued and outstanding ordinary shares (including those represented by ADSs) immediately prior to the separation and distribution to its equity holders as of the record date. After the separation and distribution, we will become an independent company, and Fang will no longer hold any equity interest in our company. See "The Separation and Distribution" and "Our Relationship with Fang and Related Party Transactions" for more information.

Contractual Arrangements

        In order to comply with PRC regulatory requirements restricting foreign ownership of value-added telecommunications, and certain other businesses in China, we, through WFOE, which is our PRC subsidiary and a wholly foreign-owned enterprise, have entered into a series of contractual arrangements with (1) our VIE, and (2) the shareholders of the VIE, namely Mr. Vincent Tianquan Mo and Ms. Yu Huang, which enables us to:

  •
  exercise effective control over our VIE;

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  receive substantially all of the economic benefits of our VIE; and

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  have exclusive options to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

        As a result of our direct ownership in WFOE and the contractual arrangements relating to the VIE, we are regarded as the primary beneficiary of the VIE, and we will consolidate the financial results of the VIE in our combined financial statements in accordance with U.S. GAAP.

        The following is a summary of the currently effective contractual arrangements by and among WFOE, the VIE and shareholders of the VIE:

Agreements that Provide Us with Effective Control over the VIE

        Equity Pledge Agreement.    Pursuant to the equity pledge agreement, each shareholder of the VIE has pledged all of his or her equity interest in the VIE to guarantee the shareholder's and the VIE's performance of their obligations under the exclusive technical consultancy and services agreement in connection with the contractual arrangements. If the VIE or its shareholders breach their contractual obligations under this agreement, WFOE, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIE in accordance with the law. Each shareholder of the VIE agrees that, during the term of the equity pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. WFOE also has the right to collect dividends of the VIE from its shareholders. The equity pledge agreements remain effective for 10 years commencing from June 11, 2018 and can be extended at the sole discretion of WFOE. We have registered the above equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law in July 2018. The pledge will remain binding until the VIE and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of the VIE in good faith.

        Shareholders' Proxy Agreement.    Under the shareholders' proxy agreement, the shareholders of the VIE agreed to irrevocably entrust WFOE to exercise their rights as the registered shareholders of the VIE to attend shareholders' meetings, cast votes on all matters of the VIE requiring shareholder approval. WFOE may assign part or all of these proxy rights to its designated employees. WFOE will be indemnified for any loss under this agreement. This agreement will also be binding upon successors of the parties or transferees of the parties' equity interests. This agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

Agreements that Allows us to Receive Economic Benefits from the VIE

        Exclusive Technical Consultancy and Services Agreement.    Under the exclusive technical consultancy and services agreement between WFOE and the VIE, WFOE has the exclusive right to provide the VIE with technical services relating to its business. In exchange for these services, the VIE has agreed to make monthly payments to the service provider for such services at an amount determined by the time consumed, the seniority of employees of WFOE providing services to the VIE as well as amounts agreed by WFOE and the VIE for services provided overtime. Without WFOE's prior written consent, the VIE agrees not to accept the same or any similar services provided by any third party. WFOE owns the intellectual property rights arising out of the performance of this agreement. The agreement has an original term of 10 years commencing from June 11, 2018 which can be extended by WFOE at its sole discretion, or can be terminated by WFOE upon 30 days' advance notice.

        Operating Agreement.    Under the operating agreement, WFOE has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the VIE under its business contracts with third parties. In return, the VIE is required to pledge its accounts receivable and mortgage all of its assets as counter-security to WFOE. Each of the VIE and the nominee shareholders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIE without the prior written consent of WFOE. The agreement has an original term of 10 years which can be extended prior to the expiration with written confirmation from WFOE, or can be terminated by WFOE upon 30 days' advance notice.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the VIE

        Exclusive Call Option Agreement.    Pursuant to the exclusive call option agreements, as amended, each shareholder of the VIE has irrevocably granted CIH and WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder's equity interests in the VIE. The purchase price shall be the minimum price permitted under PRC law. Without prior written consent of CIH and WFOE, the VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, or distribute dividends to the shareholders. Each shareholder of the VIE has agreed that, without prior written consent of CIH and WFOE, he or she will not dispose his or her equity interests in the VIE or create or allow any encumbrance on their equity interests. Moreover, without prior written consent of CIH and WFOE, no dividend will be distributed to the VIE's shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to CIH and WFOE or their designated person(s). The agreement has an original term of 10 years commencing from June 11, 2018 which can be extended at the sole discretion of CIH and WFOE.

        Loan Agreement.    Pursuant to the loan agreement between WFOE and the shareholders of the VIE, WFOE will make loans in an aggregate amount of RMB1.5 million to the shareholders of the VIE solely for making contributions to the business development of the VIE. Pursuant to the loan agreement, the shareholders of the VIE shall repay the loan by transfer of all his or her equity interest in the VIE to WFOE or its designated person(s). The shareholders of the VIE must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value-added telecommunication service business, and CIH and WFOE elect to exercise their exclusive equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agrees and is permitted to directly hold the equity interest of the VIE under applicable laws of the PRC. The shareholders of the VIE shall not repay such loans in advance unless it is otherwise provided in this agreement.

        In the opinion of Jingtian & Gongcheng, our PRC counsel:

  •
  the ownership structures of our VIE in China and WFOE that have entered into contractual arrangements with the VIE do not and will not result in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among WFOE, the VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, MOFCOM published the Draft FIL for public review and comments. Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft FIL, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. The 2018 Draft Foreign Investment Law issued by the Standing Committee of the National People's Congress in December 2018 does not mention concepts including "de facto control" or "controlling through contractual arrangements," nor does it specify the regulation on controlling through contractual arrangements. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. If the PRC government finds that the agreements that establish the structure for operating our listing service business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See "Risk Factors—Risks Relating to Our Corporate Structure," "Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions," and "Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

Corporate Structure

        We are a holding company that does not have any substantive operations. We primarily conduct our business and operation through our subsidiaries in Hong Kong and China. Our principal subsidiaries after the separation and distribution consist of the following entities:

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  China Index Academy Limited, our wholly-owned subsidiary incorporated under the laws of Hong Kong on October 26, 2007

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  Beijing Zhong Zhi Shi Zheng, our wholly-owned subsidiary established under the laws of the PRC on June 5, 2007

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  Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., our wholly owned subsidiary established under the laws of the PRC on January 6, 2012

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  Xinjiang Zhong Zhi Data Information Technology Co., Ltd., our wholly owned subsidiary established under the laws of the PRC on August 10, 2017

        The following diagram illustrates our main corporate and operating structure as of the date of this prospectus:

(1)
Following the completion of the separation and distribution, Fang will cease to be our shareholder. The following table sets forth the information about certain principal shareholders of our company immediately after the separation and distribution.

	Class A Ordinary Shares Beneficially Owned immediately after the Separation and Distribution	Class B Ordinary Shares Beneficially Owned immediately after the Separation and Distribution	Percentage of Total Voting Power held after the Separation and Distribution
Mr. Vincent Tianquan Mo and his affiliated entities(1)
Digital Link Investments Limited(2)
IDG and its affiliated entities(3)
General Atlantic Singapore Fund Pte. Ltd.(4)

*
See "Principal Shareholders" for details.

(1)
Represents ordinary shares beneficially owned by Media Partner Technology Limited, Next Decade Investments Limited, Ateefa Limited, Deanhale Limited and Karistone Limited. All of the shares of Media Partner Technology Limited and Next Decade Investments Limited, including ordinary shares represented by ADSs are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members.

(2)
Represents ordinary shares owned by Digital Link Investment Limited, the sole shareholder of which is Mr. Shan Li.

(3)
Represents ordinary shares ultimately controlled by IDG and its affiliates as reported in a Schedule 13D filed by it and its affiliates on December 18, 2018, including Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited.

(4)
Represents ordinary shares (as represented by ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on November 14, 2016.

THE SEPARATION AND DISTRIBUTION

Overview

        Fang, our parent company prior to the separation and distribution, is an exempted company with limited liability registered under the laws of the Cayman Islands. Since September 2010, Fang has listed Fang ADSs on the NYSE under the symbol of "SFUN." Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites, according to the Frost & Sullivan report. Through its websites, Fang provides primarily listing, marketing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China.

        On                    , Fang announced its intention to spin off its business providing a comprehensive suite of real estate information and analytics services and marketplace services. Fang announced that it intends to effect the spin-off through distribution of Class A ordinary shares (including those represented by ADSs) in our company to Fang equity holders.

        On                    , Fang's board of directors approved the distribution of the issued and outstanding Class A ordinary shares (including those represented by ADSs) in our company on the basis of a dividend distribution of (1)                         Class A ordinary share[s] for every one Fang ordinary shares (whether a Fang Class A ordinary share or a Fang Class B ordinary share), and (2)                         ADS[s] for every one Fang ADSs, in each case held on record as of        p.m., U.S. Eastern Time, on                        . Immediately following the distribution, the Class A ordinary shares to be distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be re-designated as Class B ordinary shares. The separation and distribution is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that Fang will complete the separation and distribution. For a more detailed description of these conditions, see "—Conditions to the Separation and Distribution."

Reasons for the Separation and Distribution

        We were formed to operate real estate related information and analytics services in China, which primarily serve real estate participants, including real estate developers, brokers and financial institutions. With the rapid development of China's commercial property sector and the synergy associated with our combined business, Fang's board of directors believe that it is in the best interests of Fang and its shareholders that we operate the commercial property-related business independently. Fang will continue to retain its business operating a real estate Internet portal in China and will pursue its strategy of enhancing its online operations and residential property-related business. A wide variety of factors were considered by Fang's board of directors in evaluating the spin-off of our company. Given the distinction in the business focuses and models of Fang and our company, Fang's board of directors determined that a separation of the spun-off business would improve both companies' performance and create more focused investment opportunities for shareholders, and that the proposed separation and distribution would accomplish this goal in the most straightforward manner. Fang's board of directors also considered the potential disadvantages of the separation and distribution, including that execution of the separation and distribution will require significant time and attention from Fang's management, that the process of the separation and distribution is complex and may be affected by unanticipated developments, and that Fang may experience difficulties in attracting, retaining, and motivating key employees during the pendency of such process. Ultimately, however, Fang's board of directors concluded that the expected benefits associated with the separation and distribution outweighed its potential disadvantages. Among other things, the Fang's board of directors considered the following expected major benefits:

  •
  Enhanced strategic and business focus.  The separation and distribution will allow each company to focus on and more effectively pursue its own distinct operating priorities and strategies, and will enable the management of each company to concentrate efforts on the unique needs of each business and pursue distinct opportunities for long-term growth and profitability. Following the separation and distribution, we will strategically focus primarily on the commercial property sector in China to capture the enormous market opportunity from its rapid development, while Fang will retain its business operating a real estate Internet portal focusing primarily on serving the residential property sector.

  •
  More efficient allocation of capital.  The separation and distribution will permit each company to concentrate its financial resources solely on its own operations, to provide greater flexibility to invest capital in its business in a timely manner appropriate for its distinct strategy and business needs and to facilitate a more efficient allocation of capital.

  •
  Alignment of incentives with performance objectives.  The separation and distribution will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company's business, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

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  Direct access to capital markets.  The separation and distribution will create an independent equity structure that will afford us direct access to capital markets and facilitate our ability to capitalize on our unique growth opportunities and effect future acquisitions utilizing our ordinary shares.

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  Capital market profile.  The separation and distribution will allow investors to separately value Fang and our company based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The separation and distribution will also provide investors with two distinct and targeted investment opportunities. The investment community, including analysts, stockholders and prospective investors in each company, will be better able to realize the value of each company fully and independently and enhance the brand recognition of each company.

        Neither we nor Fang can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

Risks Associated with Our Company and the Separation and Distribution

        Fang's board of directors also considered, among others, the following potentially negative factors in evaluating the separation and distribution:

  •
  Risks related to the loss of certain benefits associated with unified corporate structure.  Currently, Fang and our company derive certain benefits from operating within a unified corporate structure. Such benefits may include sharing of general administrative resources, such as facilities, leases, supporting staffs, which will no longer occur following the separation and distribution. As a newly-formed public company, we expect to have increased operating costs. The primary items that are currently provided by Fang that will need to be duplicated by us subsequent to the separation and distribution relate to, among others, additional management and governance obligations associated with being an independent public company. Our company has included expense allocations in the combined statements of comprehensive income of RMB11.2 million and RMB11.5 million (US$1.8 million) for 2016 and 2017, respectively.

  •
  Uncertain benefits and heightened risks.  There is a risk of not realizing the anticipated benefits of the separation and distribution, including anticipated strategic, financial, operational or other benefits as identified in this prospectus. The risks of our company operating as a stand-alone independent public company may be heightened, as we may be more susceptible to market fluctuations and our business will be less diversified than Fang's business prior to the separation and distribution.

  •
  Risks relating to PRC tax.  The separation and distribution could result in one-time and/or on-going material Chinese tax detriments to our company. For example, if our company is classified as a China resident enterprise for PRC enterprise income tax purposes such classification would likely result in unfavorable tax consequences to our company and our non-Chinese shareholders. In addition, if the separation and distribution is deemed by PRC tax authorities to constitute an indirect transfer subject to Bulletin 7, Fang could be subject to material PRC income tax liability, and Fang equity holders could have withholding obligations with respect to such tax liability.

  •
  Risks relating to U.S. tax.  If the IRS were successful in taking the position that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes under Sections 355 or 361 of the Code, Fang equity holders could be subject to material U.S. federal income tax liability.

  •
  One-time separation and distribution transaction costs.  The planning, evaluation, and implementation of the separation and distribution will result in significant costs to Fang, such as legal fees and costs associated with allocation of employees and assets.

        After considering these potentially negative factors, Fang's board of directors concluded that the potential benefits from the separation and distribution outweighed these negative factors.

Re-domicile of Our Company Prior to the Separation and Distribution

        We were initially incorporated as a business company under a former name of Selovo Investments Limited in the British Virgin Islands on August 10, 2007. In anticipation of the separation and distribution, we completed a re-domicile from the British Virgin Islands to the Cayman Islands on July 26, 2018 as an exempted company with limited liability and changed our name to China Index Holdings Limited. After the separation and distribution, China Index Holdings Limited will become the holding company for the spun-off business identified in this prospectus.

When and How You Will Receive Shares in the Distribution

        Fang expects to distribute our Class A ordinary shares (including those represented by ADSs) at                    p.m., U.S. Eastern Time, on                              , the distribution date, to all holders of outstanding Fang ordinary shares and Fang ADSs as of        p.m., U.S. Eastern Time, on                              , the record date for the distribution. Prior to the separation and distribution, Fang will deliver certificates and documents of title in respect of all of our issued and outstanding ordinary shares (including those represented by ADSs) immediately prior to the separation and distribution to our share registrar and depositary, as applicable. Maples Fund Services (Cayman) Limited serves as the registrar of our ordinary shares, and [JPMorgan Chase Bank, N.A.] serves as our depositary in connection with the issuance and distribution of our ADSs.

        For Fang's registered shareholders (meaning persons or entities who hold Fang ordinary shares directly by means of being registered on Fang's register of members, as maintained by Fang's share registrar), our share registrar will register such persons or entities in our register of members as the holder of such number of our ordinary shares which that shareholder is entitled to receive in the distribution, on or shortly after the distribution date. Upon request, our company will mail each such registered shareholder an account statement or an extract of our register of members that evidences the number of our ordinary shares which is registered in the name of such registered shareholder. Each Fang's registered shareholder will be able to access information regarding its holding of our ordinary shares at            .

        For Fang equity holders that hold their shares through a bank or brokerage firm, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If any person (a "beneficial owner") holds a beneficial interest in Fang ordinary shares through a bank, broker or other nominee, that beneficial owner will not receive our ordinary shares directly in the distribution—instead, such shares will be distributed to the registered holder of those shares on or shortly after the distribution date, and the beneficial owner will need to look to its bank, broker or such other nominee to ensure that it is credited with an equivalent beneficial interest in such ordinary shares. Such beneficial owners should contact their bank, broker or such other nominee for further information about their accounts.

        If you hold your Fang ADSs, the depositary will issue additional ADRs to evidence the whole ADSs that Fang ADS holders receive in the distribution on or shortly after the distribution. See "Description of American Depositary Shares" for more information.

        We are not asking Fang equity holders to take any action in connection with the separation and distribution. No approval of the holders of Fang ordinary shares or Fang ADSs is required for the separation and distribution. We are not asking Fang equity holders for a proxy and request that Fang equity holders do not send us a proxy. We are also not asking Fang equity holders to make any payment or surrender or exchange any of Fang ordinary shares or Fang ADSs that you own for our ordinary shares or ADSs. The number of issued and outstanding Fang ordinary shares and Fang ADSs will not change as a result of the separation.

Transferability of Shares and ADSs You Receive

        Our Class A ordinary shares (including those Class A ordinary shares represented by ADSs) to be distributed to holders in connection with the distribution and our Class B ordinary shares to be re-designated from the Class A ordinary shares that will be distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell our ordinary shares or ADSs only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. See "Shares Eligible for Future Sales."

Number of Our Ordinary Shares and ADSs You Will Receive

        Fang will distribute all of our issued and outstanding ordinary shares immediately prior to the distribution to Fang equity holders. For every one Fang ordinary share (whether Fang Class A ordinary share or Fang Class B ordinary share) that you own as of the record date, you will receive                    Class A ordinary share[s] on the distribution date. For every one Fang ADS that you own as of the record date, you will receive                    ADS[s] on the distribution date. Immediately following the distribution, the Class A ordinary shares distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be re-designated as Class B ordinary shares. No fractional ordinary shares will be distributed in the distribution. The depositary will only distribute whole ADSs. It will sell the fractional ADSs and distribute net proceeds to you in the same manner of distribution of cash to you.

See "Description of American Depositary Shares." Any Fang ADS holders who hold fewer than            Fang ADSs as of the record date will not receive any of our ADSs. Such holders will receive a cash distribution from our depositary, representing the proceeds from the sale of fractional ADSs to which they are entitled, net of brokerage fees and other costs. The receipt of cash in lieu of fractional ADSs will not be entitled to any interest on the amounts of payment made in lieu of fractional ADSs. None of we, the depositary or Fang will be able to guarantee any minimum sale price in connection with the sale of these ADSs. Recipients of cash in lieu of fractional ADSs, if any, will not be entitled to any interest on the amounts of payment made in lieu of fractional ADSs. The aggregate net cash proceeds of any sales of fractional ADSs will be taxable for U.S. federal income tax purposes. See "Taxation—U.S. Federal Income Taxation" for an explanation of the material U.S. federal income tax consequences of the distribution.

Results of the Separation and Distribution

        After the separation and distribution, we will be an independent, publicly traded company. Our issued and outstanding ordinary shares following the separation and distribution will consist of                    ordinary shares, including                    Class A ordinary shares (including                    Class A ordinary shares represented by          ADSs), of which                    will be re-designated as Class B ordinary shares, based on                    Fang Class A ordinary shares and                     Fang Class B ordinary shares issued and outstanding as of                              . The number of our ordinary shares (including those represented by ADSs) that Fang distributes will constitute all of our issued and outstanding ordinary shares immediately prior to the separation and distribution. The actual number of shares to be distributed will be determined on the record date for the distribution. It will reflect [(1) any exercise of the share options and conversion of convertible notes between the date when Fang's board of directors declares the distribution and the record date issued by Fang and (2) the restricted shares issued by Fang, but will not reflect (1) the ordinary shares issuable from the exercise of share options issued by Fang after the record date or (2) Fang ordinary shares (including those represented by ADSs) issuable upon conversion of outstanding convertible notes issued by Fang after the record date]. The actual number of our ordinary shares that Fang will distribute to its equity holders will be increased to the extent, if any, that the share options and convertible notes issued by Fang are exercised prior to the record date.

        We will enter into a separation and distribution agreement and related ancillary agreements with Fang before the distribution to effect the separation and provide a framework for our relationship with Fang after the separation and distribution. These agreements will provide for the allocation between Fang and us of business, assets, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities), and business cooperation in connection with our listing service business. For a more detailed description of these agreements, see "Our Relationship with Fang and Related Party Transactions."

        The distribution will not affect the number of outstanding Fang ordinary shares and Fang ADSs or any rights of Fang equity holders.

Listing and Trading of Our ADSs and Ordinary Shares

        As of the date of this prospectus, we are a wholly-owned subsidiary of Fang. Accordingly, there is currently no public market for our ADSs or ordinary shares. We [have applied] to list our ADSs representing our Class A ordinary shares on the NASDAQ under the symbol "            ." Following the separation and distribution, Fang ADSs will continue to trade on the NYSE under the symbol "SFUN."

        Even if the ADSs will be approved for listing on the NASDAQ, we cannot assure you that a regular trading market for ADSs may develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

        We cannot predict the price at which our ADSs will trade at the time of the distribution. Neither we nor Fang can assure you as to the trading price of our ADSs or Fang ADSs after the separation and distribution, or as to whether the combined trading prices of our ADSs and Fang ADSs after the separation and distribution will be less than, equal to or greater than the trading prices of Fang ADSs prior to the separation and distribution. The trading price of our ADSs may fluctuate significantly following the separation and distribution. Trading prices for our ADSs will be determined in the public markets and may be influenced by many factors. See "Risk Factors—Risks Relating to the Separation and Distribution."

        Our Class A ordinary shares (including those represented by ADSs) distributed to Fang equity holders and our Class B ordinary shares to be re-designated from the Class A ordinary shares that will be distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be freely transferable, except for shares received by entities and individuals who are our affiliates. Entities and individuals who may be considered our affiliates after the separation and distribution include entities and individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These entities and individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell our ordinary shares (including those represented by ADSs) that they own only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. See "Shares Eligible for Future Sales."

Trading Between the Record Date and Distribution Date

        Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, Fang expects that there will be two markets in Fang ADSs: a "regular-way" market and an "ex-distribution" market. Fang ADSs that trade on the "regular-way" market will trade with an entitlement to our ADSs representing our Class A ordinary shares distributed pursuant to the separation. Fang ADSs that trade on the "ex-distribution" market will trade without an entitlement to our ADSs representing our Class A ordinary shares distributed pursuant to the distribution. Therefore, if you sell Fang ADSs in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive our ADSs representing our Class A ordinary shares in the distribution. If you own Fang ADSs at the close of business on the record date and sell those shares on the "ex-distribution" market up to and including through the distribution date, you will receive our ADSs representing our Class A ordinary shares that you are entitled to receive pursuant to your ownership as of the record date of Fang ordinary shares and Fang ADSs.

        Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, we expect that there will be a "when-issued" market in trading of our ADSs representing our Class A ordinary shares. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for our ADSs that will be distributed to holders of Fang ADSs on the distribution date. If you own Fang ADSs at the close of business on the record date for the distribution, you would be entitled to our ADSs distributed pursuant to the distribution. You may trade this entitlement to our ADSs, without Fang ADSs, on the "when-issued" market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, "when-issued" trading with respect to our ADSs will end, and "regular-way" trading will begin.

Conditions to the Separation and Distribution

        The separation and distribution is subject to the satisfaction or waiver by Fang of the following conditions:

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  Fang's board of directors shall have authorized and approved the separation and distribution and related party transactions and not withdrawn such authorization and approval, and shall have declared the dividend of our ordinary shares to Fang equity holders;

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  Our board of directors and sole shareholder, Fang, shall have authorized and approved the separation and distribution;

  •
  the SEC shall have declared effective our registration statement on Form F-1, of which this prospectus forms a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement on Form F-1 will be in effect and no proceedings for such purpose will be pending before or threatened by the SEC;

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  our ADSs to be distributed in connection with the separation and distribution shall have been approved for listing on the NASDAQ, subject to official notice of issuance;

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  the separation and distribution agreement shall have been signed and conditions precedent shall have been satisfied, including the transfers of assets and liabilities contemplated by the separation and distribution agreement shall be in effect;

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  receipt of a memorandum or an opinion prepared by Crowe LLP, satisfactory to Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 361 of the Code and regarding certain other tax matters relating to the distribution and related transactions;

  •
  receipt of a memorandum or an opinion prepared by Jingtian & Gongcheng, satisfactory to Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for the PRC tax purposes and regarding certain other tax matters relating to the distribution and related transactions;

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  this prospectus shall have been made available to Fang equity holders as of the record date prior to the distribution date;

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  all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, shall have become effective or been accepted by the applicable governmental entity;

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  any approvals of any governmental entities required for the consummation of the separation and distribution will have been obtained;

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  confirmation of the solvency and financial viability of each of our company and Fang after the distribution by our and Fang's boards of directors;

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  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation and the distribution or any of the related transactions shall be in effect, and no other event outside the control of Fang shall have occurred or failed to occur that prevents the consummation of the separation and distribution;

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  no other event or development will have occurred or exist that, in the judgment of Fang's board of directors, in its sole discretion, makes it inadvisable to effect the separation and the distribution or the other related transactions; and

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  immediately prior to the distribution, our post-transaction memorandum and articles of association, in substantially the form filed as an exhibit to the registration statement on Form F-1, of which this prospectus is a part, shall be in effect.

        Fang and we cannot assure you that any or all of these conditions will be met. The fulfillment of the foregoing conditions will not create any obligation on the part of Fang to effect the separation and distribution. We are not aware of any material federal or state regulatory requirements or any regulatory requirements in other applicable jurisdictions that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and declaration of effectiveness of the registration statement by the SEC, in connection with the separation and distribution. Fang has the right not to complete the separation and distribution if, at any time, Fang's board of directors determines, in its sole discretion, that the separation and distribution is not in the best interests of Fang or its equity holders, or that market conditions are such that it is not advisable to effect the separation and distribution. In addition, Fang may at any time and from time to time until the separation and distribution decide to abandon the transaction or modify or change the terms of the separation and distribution, including by accelerating or delaying the timing of the consummation of all or part of the separation and distribution and waiving any of the conditions to the separation and distribution. Fang does not intend to notify its equity holders of any modifications to the terms of the separation and distribution that are not material. For example, material matters may include significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that any modifications materially change the material terms of the separation and distribution, Fang will notify its equity holders in a manner reasonably calculated to inform them about such modifications as may be required by law, by, for example, publishing a press release, filing a current report on Form 6-K, or circulating a supplement to this prospectus.

Treatment of Outstanding Fang Equity Awards in Connection with the Separation and Distribution

        The following discussion describes the treatment of outstanding Fang equity awards, including share options and restricted shares, in connection with the separation and distribution, which [has] been approved by Fang's compensation committee, our board of directors and Fang in the capacity as our sole shareholder.

        Share Options.    The number of shares and exercise price, if applicable, of Fang's share options that are outstanding on the distribution date will be adjusted in accordance with the plans under which they were issued using a formula designed to generally preserve the intrinsic value of the original share option prior to the separation and distribution. Except for the adjustments described above, all adjusted awards will remain subject to the same vesting conditions and other material terms and conditions that applied to the original Fang equity award immediately before the separation and distribution. Concurrently with the separation and distribution, unexercised Fang's share options as of the distribution date held by employees who has joined or will join us in connection with the separation will be cancelled and such holder will generally receive awards with respect to our ordinary shares under the 2019 Equity Incentive Plan with the same terms and conditions, including value of the equity awards, vesting schedule and conditions, as they would have been entitled to in Fang's plans under which the original equity awards were issued. To the extent applicable, the aggregate intrinsic value of our awards and the adjusted Fang awards received by our employees will not exceed the intrinsic value of the corresponding Fang equity award as measured immediately before the separation and distribution. If local regulations outside the United States or the terms of any employment agreement do not permit use of the specified adjustment method, a compliant alternative adjustment method will be used.

        Restricted Shares.    No adjustments will be made to the number of shares of Fang's restricted shares outstanding on the distribution date (whether held by our employees or Fang's employees) as the holders of Fang's restricted shares will receive our ordinary shares in the separation and distribution.

Our ordinary shares received by the holders of Fang's restricted shares will be subject to the same terms and conditions, including vesting, as apply to the applicable Fang's restricted shares.

Costs of Separation and Distribution

        We estimate that the one-time cash costs of the separation and distribution will be approximately US$           million, and we anticipate that all of such one-time costs will be borne by Fang. Following the separation and distribution, in general, Fang and we will be responsible for the costs incurred by Fang or us, as applicable (which, in the case of our company, will include costs incurred in connection with the transition to being an independent public company).

Reason for Furnishing this Prospectus to Fang Equity Holders

        This prospectus is being furnished to provide information to Fang equity holders who will receive our ordinary shares or ADSs in the distribution. It is not to be construed as an inducement or encouragement to buy any securities of Fang, nor is it to be construed as a solicitation of proxies in respect of the proposed distribution or any other matter. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither we nor Fang undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

OUR RELATIONSHIP WITH FANG AND RELATED PARTY TRANSACTIONS

General

        Prior to the separation and distribution, all of the outstanding shares of our company are wholly owned by Fang. Mr. Vincent Tianquan Mo is the ultimate controlling shareholder and chairman of Fang. Following the separation and distribution, Mr. Mo will also be the ultimate controlling shareholder and chairman of our company.

        Following the separation and distribution, we and Fang will operate separately, each as an independent public company. We will enter into with Fang a separation and distribution agreement and related ancillary agreements, including intellectual property right license agreement, business cooperation agreement, data service agreement, software license agreement, tax matters agreement, lease framework agreement, employee matters agreement and transition services agreement in connection with the separation and distribution to effect the separation and provide a framework for our relationship with Fang after the separation and distribution. These agreements will provide for the allocation between us and Fang of business, assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation and distribution and will govern certain relationships between us and Fang after the separation and distribution. The agreements listed above will be filed as exhibits to the registration statement on Form F-1 of which this prospectus forms a part.

        The summaries of each of the agreements listed above are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus. See "Where You Can Find More Information."

Separation and Distribution Related Agreements

Separation and Distribution Agreement

        We will enter into a separation and distribution agreement with Fang, which will set forth our agreements with Fang regarding the principal transactions necessary to separate us from Fang. It will also set forth other agreements that govern certain aspects of our relationship with Fang after the completion of the separation and distribution.

        Delineation of business.    According to the separation and distribution agreement, we will have the exclusive right to operate the spun-off business comprising certain portions of Fang's listing and other value-added services identified in this prospectus, and Fang will have the exclusive right to operate the retained business. In particular, the spun-off business will comprise (1) certain information and analytics services, initially operated as part of Fang's other value-added services, and (2) certain marketplace services, initially operated as part of Fang's listing services. Following the separation and distribution, we will strategically focus on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while Fang will retain its business operating a real estate Internet portal focusing primarily on serving the residential property sector.

        Transfer of assets and assumption of liabilities.    The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the separation of Fang into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide that, subject to the terms and conditions contained in the agreement:

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  Fang will assign to us all of the assets and liabilities of Fang related to the spun-off business, including, among others:

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  [Certain assets related to the spun-off business, which are referred to as the "CIH Assets," will be transferred to us, including but not limited to:

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  equity interests in all Fang's subsidiaries and consolidated affiliated entities that operate the spun-off business;

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  contracts (or portions thereof) that relate to the spun-off business;

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  certain information, technology, software and intellectual property exclusively used in the spun-off business;

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  licenses and permits primarily used in the spun-off business;

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  leases used in the spun-off business;

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  rights and assets expressly allocated to us pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation and distribution; and

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  other assets that are included in the combined balance sheet included in this prospectus.

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  Certain liabilities related to the spun-off business or the CIH Assets, which are referred to as the "CIH Liabilities," will be retained by or transferred to us, including but not limited to:

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  specified litigation matters that relate to the spun-off business;

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  liabilities and obligations expressly allocated to us pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation and distribution; and

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  other liabilities that are included in our combined balance sheet included in this prospectus.]

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  All of the assets and liabilities (including whether accrued, contingent or otherwise) other than the foregoing, or the Fang Assets and Liabilities, will be retained or assumed by Fang, including but not limited to the tax liability that may be borne by Fang in the event that the separation and distribution were considered as not tax-free by competent taxation authorities, and the potential liability associated with the assets to be retained in Fang after the separation and distribution.

        Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither we nor Fang will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or Fang, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

        Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires.

        To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to affect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

        The distribution.    The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution. On the distribution date, Fang will cause our share registrar and depositary to distribute to its equity holders that hold Fang ordinary shares or Fang ADSs as of the record date all of our issued and outstanding ordinary shares (including those represented by ADSs) prior to the separation and distribution. See "The Separation and Distribution." No fractional ordinary shares will be distributed in the distribution. Fang ADSs holders will receive cash in lieu of any fractional ADSs. The separation and distribution agreement will provide that the distribution is subject to satisfaction (or waiver by Fang) of certain conditions described under "The Separation and Distribution—Conditions to the Distribution." Fang will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

        Settlement of accounts between us and Fang.    The separation and distribution agreement will provide that all inter-company receivables and payables as to which there are no third parties and that are between us or our subsidiaries and VIE, on the one hand, and Fang or its subsidiaries or consolidated affiliated entities, on the other hand, other than accounts related to the agreements to be entered into in connection with the separation and distribution and post-separation agreements between Fang and us and other than any accrued liabilities incurred in connection with providing the services that will be memorialized by certain ancillary agreements, in each case existing as of immediately prior to the completion of the separation and distribution, will be settled, capitalized, cancelled, assigned or assumed by us or one or more of our subsidiaries.

        Releases.    Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, each party will release and forever discharge the other party from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation and distribution. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, including the separation and distribution agreement or any ancillary agreement.

        Claims and indemnification.    In general, each party to the separation and distribution agreement will assume or retain liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In the separation and distribution agreement, we will agree to indemnify, defend and hold harmless Fang, each of its subsidiaries and consolidated affiliated entities and each of their respective directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from, among others: [(1) the CIH Liabilities; (2) the failure of us or any other person to pay, perform or otherwise promptly discharge any of the CIH Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution; (3) specified litigation matters that relate to the spun-off business prior to or after the separation; (4) any breach by us of the separation and distribution agreement or any of the ancillary agreements; (5) except to the extent relating to a CIH Liability, any guarantee, indemnification or contribution obligation for the benefit of us or any of our subsidiaries or VIE by Fang or any of its subsidiaries or consolidated affiliated entities that survives the distribution; and (6) any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this prospectus forms a part, or in this prospectus (as amended or supplemented), except for any such statements made explicitly in Fang's name]. In addition, Fang agrees to indemnify, defend and hold harmless us, each of our subsidiaries and VIE and each of our respective directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from, among others: [(1) the Fang Liabilities; (2) the failure of Fang or any other person to pay, perform or otherwise promptly discharge any of the Fang Liabilities, in accordance with their respective terms whether prior to, at or after the distribution; (3) specified litigation matters that relate to the Fang's business; (4) any breach by Fang of the separation and distribution agreement or any of the ancillary agreements; (5) except to the extent relating to a Fang Liability, any guarantee, indemnification or contribution obligation for the benefit of Fang or any of its subsidiaries by us or any of our subsidiaries or VIE that survives the distribution; (6) the tax liability that may be borne by Fang in the event that the separation and distribution were considered as not tax-free by competent taxation authorities and (7) any untrue statement or alleged untrue statement or omission or alleged omission of a material fact with respect to statements made explicitly in Fang's name in the registration statement of which this prospectus forms a part, or in this prospectus (as amended or supplemented)]. The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

        Intellectual property.    Following the distribution, Fang will continue to own fang.com and other intellectual property rights associated with such brands and will license to us certain intellectual property rights for the operation of our business.

        Legal matters.    Except as otherwise set forth in the separation and distribution agreement, we will assume the liability for, and control of, all pending and threatened legal matters related to the spun-off business or assumed liabilities and we will indemnify Fang for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation. Fang will retain liability for pending and threatened legal matters related to the retained business.

        Further assurances.    In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both we and Fang will agree to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

        Dispute resolution.    The separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Fang related to the separation or distribution and that are unable to be resolved by the parties. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of us and Fang. If such efforts are not successful, either we or Fang may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding arbitration, subject to the provisions of the separation and distribution agreement.

        Expenses.    Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, substantially all the costs and expenses incurred in connection with the separation and distribution incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense, will be borne by Fang.

        Other matters.    Other matters governed by the separation and distribution agreement include, among others, access to financial and other records and information, legal privilege, confidentiality and resolution of disputes between the parties relating to the separation and distribution agreement and the ancillary agreements and the agreements and transactions contemplated thereby.

        Term and termination.    The separation and distribution agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of Fang without the approval of any person, including our or Fang's shareholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its affiliates, directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both Fang and us.

Business Cooperation Agreement

        Fang and we will enter into a business cooperation agreement in respect of our cooperation on certain commercial property-related business, particularly our listing services, operated through Fang's website, Fang.com, after the separation and distribution. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

        Business Cooperation.    We will have the exclusive right to operate all the commercial property-related business, such as the online listing of commercial properties and lands as well as the advertising and marketing services provided through Fang's commercial property-related web pages, for which Fang will be responsible for operating and maintaining at our expenses, which will include IT system upgrade, servers maintenance and software upgrade. Fang will have the exclusive right to operate all the residential property-related business, except for those provided by us to clients relating to residential property-related business, including the information and analytics services as well as promotion services. We plan to cooperate with Fang to operate our commercial property-related business through its web pages after the separation and distribution and ultimately migrate such business to our own website, 3fang.com and 3fang mobile application after we obtain the ICP license required for standalone operation of such business.

        Intellectual Property Cooperation.    Fang agrees to authorize us to use for free certain of its trademarks, copyrights, patents and other intellectual properties in connection with the operation of our commercial property-related business.

        Revenue and Expenses Allocation.    During the term of our cooperation, Fang has the right to receive (1) 100% of the revenue generated by residential property-related business on Fang's residential property-related web pages, (2) 85% of the revenue generated by commercial property-related business on Fang's residential property-related web pages, and (3) 15% of the revenue generated by residential property-related business on Fang's commercial property-related web pages. We will have the right to receive (1) 100% of the revenue generated by commercial property-related business on Fang's commercial property-related web pages, for which we will bear the cost for operating and maintaining the related web pages and servers, (2) 85% of the revenue generated by residential property-related business on Fang's commercial property-related web pages, and (3) 15% of the revenue generated by commercial property-related business on Fang's residential property-related web pages.

Data License Agreement

        We will enter into a data license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain data to us for development of our business, including            , and we agree to provide certain data to Fang, including property appraisal and transaction data. Each of Fang and us will not pay any royalty fees. The term of the data license agreement is 10 years commencing from the signing date and may be terminated by mutual agreement between Fang and us.

Software License Agreement

        We will enter into a software license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain of their software, including                                , at annual royalty fee of RMB500,000, subject to adjustment. The term of the software license agreement is 10 years commencing from the signing date and may be terminated by mutual agreement between Fang and us.

Intellectual Property License Agreement

        In connection with the separation, we will enter into an intellectual property license agreement with Fang, pursuant to which we will be granted an non-exclusive and royalty-free right to use certain of Fang's intellectual properties in connection with the operation of our business, including (1) the name and mark "                ," (2) the trademarks of "                ," (3) the domain name of "                ," (4) the patents of "                " and (5) software copyrights of "                ." The intellectual property license agreement will be valid for a term of 10 years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

Lease Framework Agreement

        Fang and us have entered into a lease framework agreement, pursuant to which Fang agrees to lease properties owned by it or its affiliates to us at market price. The lessors and lessees have entered into detailed lease agreements in accordance with this framework agreement based on our actual demands. The initial term of this agreement is 10 years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

Transition Services Agreement

        Concurrently with our separation from Fang, we will enter into a transition services agreement with Fang pursuant to which we and Fang will provide each other with a variety of administrative services for a period of time following the separation.

        Among the principal services Fang will provide to us are:

  •
  record-keeping support;

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  finance, tax and accounting support to assist us in a secondary capacity to our personnel through financial and administrative support for audits and inquiries related to our historical combined financial statements;

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  legal support;

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  information technology support; and

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  human resources support.

        Among the principal services we will provide to Fang are access to certain of our data and other services to be determined.

        We and Fang will agree to make each service available to the other for periods of time following the date the separation is completed as are provided in the transition services agreement.

        The performance of the services under the transition services agreement will commence at the separation and expire on the earlier of (1) the expiration date applicable to each such service or (2) the second anniversary of the date of the transition services agreement. The obligations under the transition services agreement with respect to each service may be terminated prior to the applicable expiration date in accordance with the terms of each such service or upon mutual written agreement of the parties.

Employee Matters Agreement

        Concurrently with our separation from Fang, we will enter into an employee matters agreement, which will govern the employee benefit obligations of Fang and us as they relate to current and former employees. The employee matters agreement allocates liabilities and responsibilities relating to employee benefit matters.

        The employee matters agreement will also provide the mechanics for the adjustment on the distribution date of equity awards (including share options and restricted shares) granted under Fang's equity compensation programs. See "The Separation and Distribution—Treatment of Outstanding Fang Equity Awards in Connection with the Separation and Distribution" above.

Tax Matters Agreement

        Concurrently with our separation from Fang, we will enter into a tax matters agreement that generally will govern Fang's and our respective rights, responsibilities and obligations after the separation with respect to taxes. Under the tax matters agreement, all tax liabilities (1) resulting or arising from the contribution of the spun-off business to us, the distribution of our ordinary shares and the other separation transactions, (2) in the event that the separation and distribution is considered as not tax-free by competent taxation authorities or (3) otherwise attributable to Fang or relating to the retained business, will be borne by Fang. As a result, we generally expect to be liable only for tax liabilities attributable to, or incurred with respect to, the spun-off business or otherwise attributable to us after the distribution date.

Transactions with Companies Controlled by or Affiliated with Mr. Vincent Tianquan Mo

        We are ultimately controlled by Mr. Vincent Tianquan Mo, Fang's chairman, both prior to and after completion of the separation and distribution. In 2016, 2017 and the six months ended June 30, 2018, we had the following transactions with companies controlled by or affiliated with Mr. Vincent Tianquan Mo:

        In 2016, 2017 and the six months ended June 30, 2018, we provided marketing agent service and analytics services to Fang. The total fees in connection with the marketing agent services provide by us to Fang were approximately RMB6.0 million, RMB3.8 million (US$0.6 million) and RMB1.7 million (US$0.3 million), respectively, in 2016, 2017 and the six months ended June 30, 2018. The total fees in connection with analytics services provided by us to Fang were approximately nil, RMB0.4 million (US$52,893) and RMB50,000 (US$7,556), respectively, in 2016, 2017 and the six months ended June 30, 2018. As of December 31, 2016, we owed to Beijing Li Man Wan Jia Network Technology Co., Ltd. a total of RMB0.4 million due to the reason that it prepaid the service fees. In 2017, we fully settled the balance by provision of the analytics services.

        We have leased office space from Fang in 2017 and the six months ended June 30, 2018 for which the rental expenses were RMB8.5 million (US$1.3 million) and RMB3.8 million (US$0.6 million),

respectively. We entered a framework lease agreement with Fang, pursuant to which Fang leases offices to us at annual rental fee of RMB7.6 million. The Agreement is effective from January 1, 2018.

        In 2017, we received cash advances of RMB3.0 million (US$0.5 million) and RMB0.8 million (US$0.1 million) from Beijing Heng Xin Jia Hua Investment Consulting Limited and Beijing Jin Hua Ming Advertising Limited, respectively, both of which were jointly controlled by Mr. Mo Tianquan and a third party individual. We cancelled the transaction and repaid the balances with these two companies in cash in January 2018.

        In 2016, 2017 and the six months ended June 30, 2018, Fang performed centralized functions on behalf of us. Accordingly, certain amount of Fang's costs were allocated to us and reflected as expenses in the combined financial statements. Costs and expenses allocated from Fang in 2016, 2017 and the six months ended June 30, 2018 were RMB11.2 million, RMB11.5 million (US$1.7 million) and RMB5.0 million (US$0.7 million), respectively. In addition, certain of our employees participated in Fang's share-based compensation plans, and accordingly, the share-based compensation expenses related to Fang's share-based awards were RMB4.6 million, RMB6.3 million (US$0.9 million) and RMB3.6 million (US$0.6 million), respectively, in 2016, 2017 and the six months ended June 30, 2018.

Actual and Potential Conflicts of Interest

        After the separation and distribution, Mr. Vincent Tianquan Mo, Fang's chairman, will serve as our chairman. In addition, following the separation and distribution, certain of our directors and executive officers will own rights to subscribe for or own Fang ordinary shares (including those represented by Fang ADSs). Their service to both companies and ownership of Fang ordinary shares (including those represented by Fang ADSs) may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Fang and us. See "Risk Factors—Risks Relating to the Separation and Distribution" and "Management." We plan to implement policies and procedures to identify and address such actual and potential conflicts of interest.

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements" and "Management—Indemnification Agreements."

[2019 Equity Incentive Plan

        See "Management—2019 Equity Incentive Plan."]

Other Related Party Transactions

        We may enter into commercial transactions with entities for which our expected executive officers or directors serve as directors and/or executive officers in the ordinary course of our business. All of these transactions will be approved under our policy for approval of related party transactions described below.

Procedures for Approval of Related Party Transactions

        Fang's board of directors has adopted policies and procedures for the review of related party transactions and we expect to adopt policies and procedures substantially similar to those in effect at Fang. We expect that our audit committee will review transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related party had or will have a material interest and that exceed US$        to determine if such transactions, arrangements or relationships are in the best interests of our shareholders and us. Any member of our audit committee who is a related party with respect to a transaction, arrangement relationship under review will not participate in the deliberation or vote respecting approval or ratification of such transaction, arrangement or relationship.

        After its review, our audit committee will consider whether to approve or ratify the transaction.

SELECTED COMBINED FINANCIAL DATA

        The following selected combined statements of operations data (other than US$ data) for 2016 and 2017, the selected combined balance sheets data (other than US$ data) as of December 31, 2016 and 2017 and the selected combined statements of cash flows data (other than US$ data) for 2016 and 2017 have been derived from the audited combined financial statements included elsewhere in this prospectus. The selected combined statements of operations data (other than US$ data) for the six months ended June 30, 2017 and 2018, the selected combined balance sheets data (other than US$ data) as of June 30, 2018 and the selected combined statements of cash flows data (other than US$ data) for the six months ended June 30, 2017 and 2018 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The combined financial statements have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. The historical financial information may not be indicative of the results of operations or financial position that would have resulted if we had been an independent company apart from Fang during the periods presented or of our future performance as an independent company.

        The selected combined financial data should be read in conjunction with our combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The combined financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Selected Combined Statements of Operations Data(1)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues:
Information and analytics services	121,005	157,358	23,781	71,394	95,898	14,493
Marketplace services	154,291	177,679	26,851	82,432	89,978	13,598
Total revenues	275,296	335,037	50,632	153,826	185,876	28,091
Cost of revenues	(66,226)	(83,118)	(12,561)	(34,068)	(44,891)	(6,784)
Gross profit	209,070	251,919	38,071	119,758	140,985	21,307

Operating expenses:
Selling and marketing expenses	(47,507)	(60,469)	(9,138)	(29,982)	(33,081)	(4,999)
General and administrative expenses	(22,621)	(30,033)	(4,539)	(13,759)	(17,236)	(2,605)
Research and development expenses	(9,041)	(17,219)	(2,602)	(6,803)	(7,515)	(1,136)
Operating income	129,901	144,198	21,792	69,214	83,153	12,567
Interest income	40	1,828	276	822	533	81
Interest expense	(2,108)	—	—	—	—	—
Gains on sale of available-for-sale investments	—	2,129	322	1,067	3,956	598
Government grants	1,650	868	131	381	657	99

Income before income tax expenses	129,483	149,023	22,521	71,484	88,299	13,345
Income tax expenses	(18,453)	(20,870)	(3,154)	(9,210)	(12,961)	(1,959)

Net income	111,030	128,153	19,367	62,274	75,338	11,386

(1)
We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

Selected Combined Balance Sheets Data

	As of December 31,
				As of June 30, 2018
	2016	2017
	RMB	RMB	US$	RMB	US$
	(in thousands)
Current assets
Cash and cash equivalents	371,983	231,188	34,938	235,059	35,523
Accounts receivable	5,987	8,295	1,254	20,553	3,106
Prepaid expenses and other current assets	1,604	369	55	385	59
Total current assets	379,574	239,852	36,247	255,997	38,688
Total assets	383,295	244,927	37,014	260,466	39,363
Total liabilities	154,900	218,929	33,085	259,791	39,261
Total equity	228,395	25,998	3,929	675	102
Total liabilities and equity	383,295	244,927	37,014	260,466	39,363

Selected Combined Statements of Cash Flows Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	154,897	192,112	29,033	104,862	108,059	16,330
Net cash (used in)/provided by investing activities	(3,261)	120	18	(714)	3,946	596
Net cash (used in)/provided by financing activities	200,321	(332,936)	(50,314)	(363,791)	(108,144)	(16,343)
Effect of exchange rate changes on cash and cash equivalents	129	(91)	(14)	(28)	10	2
Net increase/(decrease) in cash and cash equivalents	352,086	(140,795)	(21,277)	(259,671)	3,871	585
Cash and cash equivalents at beginning of the year/period	19,897	371,983	56,215	371,983	231,188	34,938
Cash and cash equivalents at the end of the year/period	371,983	231,188	34,938	112,312	235,059	35,523

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the combined financial statements and related notes that appear in this prospectus. In addition to historical combined financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the section titled "Risk Factors."

Separation and Distribution

        On                  , Fang announced its intention to spin off the business comprising certain portions of its listing and other value-added services. Fang announced that it intends to effect the spin-off through a distribution of Class A ordinary shares (including those represented by ADSs) in our company, the listing vehicle that holds the assets and liabilities associated with the spun-off business, to Fang equity holders. The completion of the separation and distribution will be subject to satisfaction (or waiver by Fang) of certain conditions described under "The Separation and Distribution—Conditions to the Distribution."

        The combined financial statements have been prepared on a stand-alone basis and are derived from Fang's consolidated financial statements and underlying accounting records. The combined financial statements include all revenues, costs, assets and liabilities directly attributable to our company either through specific identification or allocation. The combined statements of comprehensive income include all the revenues, costs and expenses of our company, including allocations to the cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses, which were incurred by Fang but related to our company, prior to the completion of the separation and distribution.

Overview

        We operate the largest real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of June 30, 2018, according to the Frost & Sullivan report. Our services span across data services, analytics services, promotion services and listing services for China's real estate markets. We serve a substantial base of real estate participants in China, including industry professionals and business communities, with an authoritative, comprehensive and seasonable collection of real estate data, according to the Frost & Sullivan report, complemented by a variety of powerful analytical and marketing tools. Following the separation and distribution, we will focus more on the enormous market opportunity within China's commercial property sector through our commercial property online marketing portals and mobile applications.

        Our service platform, developed based on our CREIS, consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. Our data are the foundation of our service offerings. As of June 30, 2018, the China Index database encompassed detailed real estate information of over 2,200 cities, 800,000 plots of land, 300,000 residential property projects and 43,000 commercial property projects in China, representing the widest geographical coverage and the most data points among all real estate-related databases in China, according to the Frost & Sullivan report.

        Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we also offer promotion services to China's real estate participants. We disseminate influential enterprise and property rankings and industry reports on select key topics, and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events.

        As commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate online marketing portals for China's commercial property market and empower it with big data and innovative technologies. We are also exploring other commercial property-related services to capture the enormous market opportunity arising from the rapid development of China's commercial property sector.

        We have experienced stable growth in recent years. Our revenues have increased by 21.7% from RMB275.3 million in 2016 to RMB335.0 million (US$50.6 million) in 2017 and by 20.9% from RMB153.8 million for the six months ended June 30, 2017 to RMB185.9 million (US$28.1 million) for the six months ended June 30, 2018. Information and analytics services and marketplace services accounted for 47.0% and 53.0%, respectively, of our revenues in 2017, and accounted for 51.6% and 48.4%, respectively, of our revenues for the six months ended June 30, 2018. Our net income increased by 15.5% from RMB111.0 million in 2016 to RMB128.2 million (US$19.4 million) in 2017 and by 20.9% from RMB62.3 million for the six months ended June 30, 2017 to RMB75.3 million (US$11.4 million) for the six months ended June 30, 2018. Our revenues would have increased by 28.1% from RMB153.8 million for the six months ended June 30, 2017 to RMB197.0 million (US$29.8 million) for the six months ended June 30, 2018, but for the adoption of the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see "—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

General Factors Affecting Our Results of Operations

        We operate in China's real estate industry, especially China's commercial property market going forward, and our results of operations and financial conditions have been, and are expected to continue to be, significantly affected by the following general factors driving this industry.

        Growth in China's real estate industry.    China's real estate industry has experienced rapid growth marked by periods of volatility and price fluctuations in recent years. With the considerable development of China's real estate industry, we believe demand for real estate information, analytics and marketing services will continue to increase. In particular, driven by the continuous economic growth and urbanization in China in recent years, the focus of real estate investors and developers is gradually shifting towards the commercial property market, which presents significant growth potential as we continue to expand our commercial property-related services.

        Governmental policies affecting China's real estate industry.    The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The imposition of new policies, laws and regulations, or changes in current polices, laws and regulations, could have a material impact on the real estate market in China, which in turn would affect our business, financial condition and results of operations.

        Unfavorable changes in any of these general industry conditions could negatively affect the demand for our services and products and materially and adversely affect our business, financial condition and results of operations.

Specific Factors Affecting Our Results of Operations

        While our business is influenced by general factors affecting China's real estate industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Our Services and Products

        Our business and results of operations depend substantially on our ability to maintain and enhance our existing services and products and introduce new services and products that meet the evolving needs of real estate participants in China. The attractiveness of our information and analytics services depends on our ability to expand our data sources and coverage while maintaining our data quality and provide more advanced analytical tools. As we are developing a suite of commercial property-related services and products, our future performance will also depend on the market acceptance of these new services and products.

Our Operational Efficiency

        We commenced our business as a data-driven platform providing information and analytics services and have developed the promotion services leveraging our proprietary database. We will continue to expand our service offerings targeting the fast developing commercial property market in China. As we scale up our database and promotion services and expand our commercial property-related services, our ability to enhance our overall operational efficiency by cross-promoting our services, sharing our talents and technologies across business lines and standardizing our operational procedures will be critical in controlling our cost of revenues and improving our gross margin. Our ability to streamline our corporate functions and improve our administrative efficiency will also contribute to a slower growth rate in our operating expenses. Our ability to enhance operational synergies will enable us to establish an extensive network of clients, which is critical to our ability to expand the variety of services we offer and solidify our market leadership.

Our Ability to Compete Effectively

        Our competition may intensify. Our competitors may have greater name recognition, larger client bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Although the barriers to entry are relatively high, new entrants may continue to emerge and rapidly scale up their operations leveraging the fast technological advancement. To compete effectively, we may need to incur substantial expenses in our efforts to develop and introduce new features, functions or services, as well as to attract and retain talents in the future by offering higher compensation and other benefits.

Key Components of Our Results of Operations

Revenues

        We generate most of our revenues from information and analytics services and marketplace services. The following table sets forth a breakdown of our revenues for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2016		2017			2017		2018(1)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Information and analytics services:
Data services	67,430	24.5	91,829	13,878	27.4	42,026	27.3	60,187	9,096	32.4
Analytics services	53,575	19.5	65,529	9,903	19.6	29,368	19.1	35,711	5,397	19.2

Subtotal	121,005	44.0	157,358	23,781	47.0	71,394	46.4	95,898	14,493	51.6
Marketplace services:
Promotion services	140,831	51.1	168,024	25,392	50.1	78,463	51.0	83,551	12,627	44.9
Listing services	13,460	4.9	9,655	1,459	2.9	3,969	2.6	6,427	971	3.5

Subtotal	154,291	56.0	177,679	26,851	53.0	82,432	53.6	89,978	13,598	48.4

Total	275,296	100.0	335,037	50,632	100.0	153,826	100.0	185,876	28,091	100.0

(1)
We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our revenues, see "—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

Information and Analytics Services

        Our revenues from information and analytics services include revenues from data services and analytics services.

        Data services.    Our proprietary data service platform, including the China Index Database and a number of integrated analytical modules based on our proprietary database, such as China Index Appraisal, China Index Rating and China Index Map, allows our data services subscribers to track, understand and analyze the real estate industry and real estate information in China, in exchange for a fixed monthly fee. Revenues from data services are recognized on a straight-line basis over the subscription period.

        Analytics services.    We also generate fees from producing customized industry research reports, data monitoring and survey services provided through our China Index Analytics modules to our clients.

Marketplace Services

        Promotion services.    Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we offer promotion services to China's real estate participants. We disseminate influential enterprise and property rankings and industry reports on select key topics and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events. Revenues of promotion services are recognized on a straight-line basis over the service period, which is typically one year.

        Listing services.    Listing services comprise of commercial property listing services and agent services in respect of commercial properties. Commercial property listing services allow our clients to post listings of commercial properties, access comprehensive leads lists and utilize advanced marketing and search tools for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. We also act as an agent on behalf of Fang on listing services in respect of commercial properties.

Cost of Revenues

        The following table sets forth the components of our cost of revenues by nature, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2016		2017			2017		2018(1)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Staff costs	31,204	11.3	36,438	5,507	10.9	14,875	9.7	23,629	3,571	12.7
Value-added taxes and surcharges	16,423	6.0	18,889	2,855	5.6	7,820	5.1	—	—	—
Campaign costs	7,477	2.7	11,279	1,705	3.4	4,068	2.6	7,324	1,107	3.9
Office and rental expenses	3,778	1.4	9,224	1,394	2.8	4,142	2.7	5,113	773	2.8
Others	7,344	2.7	7,288	1,100	2.2	3,163	2.0	8,825	1,333	4.8

Total cost of revenues	66,226	24.1	83,118	12,561	24.9	34,068	22.1	44,891	6,784	24.2

(1)
We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our cost of revenues, see "—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

        Our cost of revenues mainly consists of staff costs, value-added taxes, or VAT, and surcharges and campaign costs. Campaign costs are primarily the fees we paid for rental of conference venues and brochures printing. Other costs include traveling expenses, technology service fees and others. We expect that our cost of revenues will increase as we continue to expand our services and our client base over time.

Operating Expenses

        The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	47,507	17.3	60,469	9,138	18.0	29,982	19.5	33,081	4,999	17.8
General and administrative expenses	22,621	8.2	30,033	4,539	9.0	13,759	8.9	17,236	2,605	9.3
Research and development expenses	9,041	3.3	17,219	2,602	5.1	6,803	4.4	7,515	1,136	4.0

Total operating expenses	79,169	28.8	107,721	16,279	32.1	50,544	32.8	57,832	8,740	31.1

        Selling and marketing expenses.    Selling and marketing expenses consist primarily of salaries and benefits for, and incentive payments to, our sales and marketing personnel as well as other related expenses associated with sales and marketing. We expect our selling and marketing expenses to increase as we plan to engage in more selling and marketing activities to enhance our existing service offerings, broaden our client base as well as expand our commercial property-related services.

        General and administrative expenses.    Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rental expenses and other related expenses. We expect our general and administrative expenses to increase due to the anticipated growth of our business and the costs related to operating as a public company and complying with our reporting obligations under the U.S. securities laws.

        Research and development expenses.    Research and development expenses consist primarily of salaries and benefits for our research and development personnel and other related expenses associated with research and database development. We expect our research and development expenses to increase as we invest in technology innovation, including artificial intelligence technology and big data analytics capabilities to enhance our service performance and client experience.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

        Our Hong Kong subsidiary is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied as we did not have assessable profit that was derived from or earned in Hong Kong in 2016 and 2017 and for the six months ended June 30, 2018. Hong Kong does not impose a withholding tax on dividends.

China

        Generally, our subsidiaries and VIE in China are subject to enterprise income tax on their taxable income at a rate of 25%. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        Beijing Zhong Zhi Shi Zheng, a PRC subsidiary, obtained the High and New Technology Enterprise certificate in November 2015 and a renewed one in October 2018, entitling it to a preferential enterprise income tax rate of 15% from 2015 to 2020.

        Xinjiang Zhong Zhi Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a tax holiday for four years starting from 2017.

        Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a reduced enterprise income tax rate of 12.5% for 2016 and 2017. In October 2018, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. [obtained] the High and New Technology Enterprise certificate, entitling it to a preferential enterprise income tax rate of 15% from 2018 to 2020.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Critical Accounting Policies, Judgments and Estimates

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined financial statements.

        We prepare our combined financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined financial statements and other disclosures included in this prospectus. When reviewing our combined financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

        Revenue recognition for multiple-element arrangements requires judgment to determine if multiple elements exist, whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements.

        We enter into arrangements that can include various combinations of data services, analytics services, promotion services and listing services. Where elements are delivered over different periods of time, and when allowed under U.S. GAAP, revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. We use a hierarchy to determine the fair value to be used for allocating revenue to elements: (1) vendor-specific objective evidence of fair value, or VSOE, (2) third-party evidence, and (3) best estimate of selling price, or ESP. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace. ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. The process of determining ESPs requires our judgment and consideration of multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

Adoption of ASC 606, Revenue from Contracts with Customers

        We adopted the new revenue recognition standards, or ASC 606, effective January 1, 2018 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Judgment is required to determine the stand-alone selling price ("SSP") for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. In making these judgments, we analyze various factors, including our pricing methodology and overall market and economic conditions.

        The adoption of ASC 606 did not impact our retained earnings as of January 1, 2018. Our revenues are presented net of value-added tax collected on behalf of governments starting from

January 1, 2018. Prior to January 1, 2018, value-added tax collected on behalf of governments was presented as gross in both revenues and cost of revenues. We have elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e., sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

        The following table sets forth a reconciliation for the impact of adopting ASC 606 on our unaudited condensed combined statement of comprehensive income and balance sheets for and as of the six months ended June 30, 2018.

	Six-month Period ended June 30, 2018	Adjustments	Amounts without adoption of ASC 606
	(in thousands)
Information and analytics services
Data services	60,187	3,611	63,798
Analytics services	35,711	2,143	37,854

Subtotal	95,898	5,754	101,652
Marketplace services
Promotion services	83,551	5,013	88,564
Listing services	6,427	386	6,813

Subtotal	89,978	5,399	95,377

Total revenues	185,876	11,153	197,029

Cost of revenues	(44,891)	(11,153)	(56,044)

	As of June 30, 2018	Adjustments	Amounts without adoption of ASC 606
	(in thousands)
Deferred revenue	177,030	11,303	188,333
Accrued expenses and other liabilities	59,475	(11,303)	48,172

Allocation of Corporate Expenses

        Fang has historically performed centralized functions on behalf of us. The allocation of expenses requires judgment to determine a reasonable allocation methodology to be used to appropriately reflect the historical Fang's expenses attributable to us.

        Expense allocation primarily relates to centralized functions, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. In addition, expense allocations include, among other costs, IT maintenance and professional fees. The allocations of expenses were based on the number of our staff relative to Fang's total number of staff, or our revenues relative to Fang's total revenues, where appropriate. We believe the methodology used to allocate a particular shared cost provides the best reflection of the activity and cost in the historical periods.

Internal Control over Financial Reporting

        Our financial results previously were included within the consolidated results of Fang, and our reporting and control systems were appropriate for those of a subsidiary of a public company. We have not previously been directly subject to reporting and other requirements of the Exchange Act, and Section 404 of the Sarbanes-Oxley Act of 2002. As an independent company, we will be subject to additional reporting and other requirements, which may require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company's internal control over financial reporting.

Results of Operations

        The following table sets forth a summary of our combined results of operations for the periods presented, both in absolute amount and as a percentage of our revenues. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2016		2017			2017		2018(1)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Information and analytics services	121,005	44.0	157,358	23,781	47.0	71,394	46.4	95,898	14,493	51.6
Marketplace services	154,291	56.0	177,679	26,851	53.0	82,432	53.6	89,978	13,598	48.4

Total revenues	275,296	100.0	335,037	50,632	100.0	153,826	100.0	185,876	28,091	100.0
Cost of revenues	(66,226)	(24.1)	(83,118)	(12,561)	(24.9)	(34,068)	(22.1)	(44,891)	(6,784)	(24.2)
Gross profit	209,070	75.9	251,919	38,071	75.1	119,758	77.9	140,985	21,307	75.8

Operating expenses:
Selling and marketing expenses	(47,507)	(17.3)	(60,469)	(9,138)	(18.0)	(29,982)	(19.5)	(33,081)	(4,999)	(17.8)
General and administrative expenses	(22,621)	(8.2)	(30,033)	(4,539)	(9.0)	(13,759)	(8.9)	(17,236)	(2,605)	(9.3)
Research and development expenses	(9,041)	(3.3)	(17,219)	(2,602)	(5.1)	(6,803)	(4.4)	(7,515)	(1,136)	(4.0)
Operating income	129,901	47.1	144,198	21,792	43.0	69,214	45.1	83,153	12,567	44.7
Interest income	40	0.0	1,828	276	0.5	822	0.5	533	81	0.3
Interest expense	(2,108)	(0.8)	—	—	—	—	—	—	—	—
Gains on sale of available-for-sale investments	—	—	2,129	322	0.6	1,067	0.7	3,956	598	2.1
Government grants	1,650	0.6	868	131	0.3	381	0.2	657	99	0.4

Income before income tax expenses	129,483	46.9	149,023	22,521	44.4	71,484	46.5	88,299	13,345	47.5
Income tax expenses	(18,453)	(6.7)	(20,870)	(3,154)	(6.2)	(9,210)	(6.0)	(12,961)	(1,959)	(7.0)

Net income	111,030	40.2	128,153	19,367	38.2	62,274	40.5	75,338	11,386	40.5

(1)
We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see "—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

        Revenues.    Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 20.9% from RMB153.8 million for the six months ended June 30, 2017 to RMB185.9 million (US$28.1 million) for the six months ended June 30, 2018. Our revenues would have increased by 28.1% from RMB153.8 million for the six months ended June 30, 2017 to RMB197.0 million (US$29.8 million) for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

  Information and Analytics Services

  •
  Data services.  Our revenues from data services increased by 43.3% from RMB42.0 million for the six months ended June 30, 2017 to RMB60.2 million (US$9.1 million) for the six months ended June 30, 2018, primarily due to (1) an over 20% increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services. Our revenues from data services would have increased by 51.9% from RMB42.0 million for the six months ended June 30, 2017 to RMB63.8 million (US$9.6 million) for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

  •
  Analytics services.  Our revenues from analytics services increased by 21.4% from RMB29.4 million for the six months ended June 30, 2017 to RMB35.7 million (US$5.4 million) for the six months ended June 30, 2018, primarily due to an over 30% increase in the number of clients that purchased our analytics services. Our revenues from analytics services would have increased by 28.9% from RMB29.4 million for the six months ended June 30, 2017 to RMB37.9 million (US$5.7 million) for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

  Marketplace Services

  •
  Promotion services.  Our revenue from promotion services increased by 6.5% from RMB78.5 million for the six months ended June 30, 2017 to RMB83.6 million (US$12.6 million) for the six months ended June 30, 2018, primarily driven by (1) the increase in the number of clients that purchased our promotion services, and (2) the increase in our promotion service fees. Our revenues from promotion services would have increased by 12.9% from RMB78.5 million for the six months ended June 30, 2017 to RMB88.6 million (US$13.4 million) for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

  •
  Listing services.  Our revenues from listing services increased by 60.0% from RMB4.0 million for the six months ended June 30, 2017 to RMB6.4 million (US$1.0 million) for the six months ended June 30, 2018, as we gradually increased our focus on developing commercial property listing-related business. Our revenues from listing services would have increased by 70.0% from RMB4.0 million for the six months ended June 30, 2017 to RMB6.8 million (US$1.0 million) for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

        Cost of revenues.    Our cost of revenues increased by 31.7% from RMB34.1 million for the six months ended June 30, 2017 to RMB44.9 million (US$6.8 million) for the six months ended June 30, 2018 primarily due to (1) an increase of RMB8.8 million in salaries and benefits paid to our employees due to the increases in staff headcount and average compensation level, (2) an increase of RMB3.3 million in campaign cost in line with the increase of our revenue, and (3) an increase of RMB2.1 million in traveling expenses consistent with the growth of our business, partially offset by a decrease of RMB7.8 million in value-added tax and surcharges as the result of the adoption of ASC 606 since January 1, 2018. Our cost of revenues would have increased by 64.2% from RMB34.1 million for the six months ended June 30, 2017 to RMB56.0 million (US$8.5 million) for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

        Gross profit.    As a result of the foregoing, our gross profit increased by 17.7% from RMB119.8 million for the six months ended June 30, 2017 to RMB141.0 million (US$21.3 million) for the six months ended June 30, 2018. Our gross margin was 77.9% and 75.8% for the six months ended June 30, 2017 and 2018, respectively. Our gross margin would have been 71.6% for the six months ended June 30, 2018, but for the adoption of ASC 606 since January 1, 2018.

        Operating expenses.    Our total operating expenses increased by 14.5% from RMB50.5 million for the six months ended June 30, 2017 to RMB57.8 million (US$8.7 million) for the six months ended June 30, 2018, primarily due to (1) the increase in staff headcount in line with the development and expansion of our business, and (2) the increase in our average compensation level in order to retain and attract talents.

  •
  Selling and marketing expenses.  Our selling and marketing expenses increased by 10.3% from RMB30.0 million for the six months ended June 30, 2017 to RMB33.1 million (US$5.0 million) for the six months ended June 30, 2018, primarily due to an increase of RMB4.0 million in salaries and benefits paid to our sales and marketing personnel as a result of the increases in staff headcount and average compensation level.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 24.6% from RMB13.8 million for the six months ended June 30, 2017 to RMB17.2 million (US$2.6 million) for the six months ended June 30, 2018, primarily due to an increase of RMB2.3 million in salaries and benefits paid to our general and administrative personnel.

  •
  Research and development expenses.  Our research and development expenses increased by 10.3% from RMB6.8 million for the six months ended June 30, 2017 to RMB7.5 million (US$1.1 million) for the six months ended June 30, 2018, primarily due to an increase of RMB3.2 million in salaries and benefits paid to our research and development personnel, partially offset by a decrease of RMB1.0 million in traveling expenses as the initial research-related expenses on our China Index Map were incurred in 2017 and the need for traveling decreased in 2018 after our China Index Map was launched earlier this year.

        Income tax expenses.    We had an income tax expenses of RMB9.2 million for the six months ended June 30, 2017 and RMB13.0 million (US$2.0 million) for the six months ended June 30, 2018. The effective income tax rate was 12.9% and 14.7% for the six months ended June 30, 2017 and 2018, respectively, which was lower than the statutory enterprise income tax rate, primarily due to the effect of the preferential tax rates and tax holiday, and the research and development expenses bonus deduction, partially offset by effect of the unrecognized tax benefits and non-deductible share-based compensation expense.

        Net income.    As a result of the foregoing, our net income increased by 20.9% from RMB62.3 million for the six months ended June 30, 2017 to RMB75.3 million (US$11.4 million) for the six months ended June 30, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        Revenues.    Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 21.7% from RMB275.3 million in 2016 to RMB335.0 million (US$50.6 million) in 2017.

  Information and Analytics Services

  •
  Data services.  Our revenues from data services increased by 36.2% from RMB67.4 million in 2016 to RMB91.8 million (US$13.9 million) in 2017, primarily due to (1) an over 10% increase in the number of clients that subscribed to our database, (2) the increase in the average selling price due to the upgrading of our services, and (3) the new services we developed.

  •
  Analytics services.  Our revenues from analytics services increased by 22.2% from RMB53.6 million in 2016 to RMB65.5 million (US$9.9 million) in 2017, primarily due to an over 20% increase in the number of clients that purchased our analytics services as result of the growth of our business.

  Marketplace Services

  •
  Promotion services.  Our revenue from promotion services increased by 19.3% from RMB140.8 million in 2016 to RMB168.0 million (US$25.4 million) in 2017, primarily driven by (1) the increase in the number of our clients, and (2) the increase in our promotion service fees. The number of clients that purchased our promotion services increased by over 10% from 2016 to 2017.

  •
  Listing services.  Our revenues from listing services decreased by 28.1% from RMB13.5 million in 2016 to RMB9.7 million (US$1.5 million) in 2017. We did not focus on the listing services in 2016 and 2017 due to certain market conditions. With the rapid development of commercial property market in China and the powerful synergy from combining commercial property listing with our robust data analytics capabilities, we have recently determined to further develop commercial property listing-related businesses.

        Cost of revenues.    Our cost of revenues increased by 25.5% from RMB66.2 million in 2016 to RMB83.1 million (US$12.6 million) in 2017 primarily due to (1) an increase of RMB5.4 million in office expenses due to the relocation of our office, (2) an increase of RMB5.2 million in salaries and benefits paid to our employees due to the increases in staff headcount and average compensation we provided, (3) an increase of RMB3.8 million in campaign cost arising from the themed events we organized, and (4) an increase of RMB2.5 million in VAT and surcharges.

        Gross profit.    As a result of the foregoing, our gross profit increased by 20.5% from RMB209.1 million in 2016 to RMB251.9 million in (US$38.1 million) 2017. Our gross margin was 75.9% and 75.2% in 2016 and 2017, respectively.

        Operating expenses.    Our total operating expenses increased by 36.2% from RMB79.2 million in 2016 to RMB107.7 million (US$16.3 million) in 2017, primarily due to (1) the increase in our average compensation level in order to maintain and attract talents, (2) the expenses in relation to the relocation of our offices, and (3) our investment in research and development in 2017.

  •
  Selling and marketing expenses.  Our selling and marketing expenses increased by 27.4% from RMB47.5 million in 2016 to RMB60.5 million (US$9.1 million) in 2017, primarily due to (1) an increase of RMB11.3 million in salaries and benefits paid to our sales and marketing personnel as a result of the increases in headcount and average compensation level, and (2) an increase of RMB1.6 million in traveling expenses consistent with the growth of our business.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 32.7% from RMB22.6 million in 2016 to RMB30.0 million (US$4.5 million) in 2017, primarily due to (1) an increase of RMB4.5 million in salaries and benefits paid to our general and administrative personnel, including the increased salary paid to our general managers, and (2) an increase of RMB0.9 million in share-based compensation to our administrative personnel.

  •
  Research and development expenses.  Our research and development expenses increased by 91.1% from RMB9.0 million in 2016 to RMB17.2 million (US$2.6 million) in 2017, primarily due to (1) an increase of RMB3.0 million in salaries and benefits paid to our research and development personnel, (2) an increase of RMB1.5 million in traveling expenses in relation to our research and development personnel, and (3) an increase of RMB1.5 million in office rental and property management expenses as a result of the increase of our office space and the relocation of our offices.

        Income tax expenses.    We had an income tax expenses of RMB18.5 million in 2016 and RMB20.9 million (US$3.2 million) in 2017. The effective income tax rate was 14.3% and 14.0% in 2016 and 2017, respectively, which was lower than the statutory enterprise income tax rate, primarily due to the preferential income tax rates enjoyed by our PRC subsidiaries, Beijing Zhong Zhi Shi Zheng and Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd.

        Net income.    As a result of the foregoing, our net income increased by 15.5% from RMB111.0 million in 2016 to RMB128.2 million (US$19.4 million) in 2017.

Liquidity and Capital Resources

        Our primary sources of liquidity have been capital contribution from Fang and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2016 and 2017 and June 30, 2018, our cash and cash equivalents were RMB372.0 million, RMB231.2 million (US$34.9 million) and RMB235.1 million (US$35.5 million).

        We believe that our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months from the completion of the separation and distribution. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. See "Risk Factors—Risks Relating to the ADSs—Your percentage of ownership in our company may be diluted in the future. Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline."

        Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	154,897	192,112	29,033	104,862	108,059	16,330
Net cash (used in)/provided by investing activities	(3,261)	120	18	(714)	3,946	596
Net cash (used in)/provided by financing activities	200,321	(332,936)	(50,314)	(363,791)	(108,144)	(16,343)
Effect of exchange rate changes on cash and cash equivalents	129	(91)	(14)	(28)	10	2
Net increase/(decrease) in cash and cash equivalents	352,086	(140,795)	(21,277)	(259,671)	3,871	585
Cash and cash equivalents at beginning of the year/period	19,897	371,983	56,215	371,983	231,188	34,938
Cash and cash equivalents at the end of the year/period	371,983	231,188	34,938	112,312	235,059	35,523

Operating Activities

        Net cash provided by operating activities was RMB108.1 million (US$16.3 million) for the six months ended June 30, 2018, primarily due to net income of RMB75.3 million (US$11.4 million), adjusted for (1) gains on sale of available-for-sale investments of RMB4.0 million(US$0.6 million), (2) share-based compensation expense of RMB3.6 million (US$0.6 million), (3) depreciation of RMB0.6 million (US$0.1 million), and (4) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB47.4 million (US$7.2 million) in deferred revenue due to cash received in advance from clients, partially offset by (1) an increase of RMB12.3 million (US$1.9 million) in accounts receivable primarily due to increased billings associated with more revenue recognized and longer days sales outstanding, or DSO, and (2) a decrease of RMB12.8 million (US$1.9 million) in income tax payable. The DSO, which is calculated by dividing net accounts receivable by revenue recognized during the period, then multiplied by the total days in such period, increased from 11 days for the six months ended June 30, 2017 to 20 days for the six months ended June 30, 2018, primarily due to the longer payment process for certain customers such as large property developers in China.

        Net cash provided by operating activities was RMB192.1 million (US$29.0 million) in 2017, primarily due to net income of RMB128.2 million (US$19.4 million), adjusted for (1) share-based compensation expense of RMB6.3 million (US$1.0 million), (2) gains on sale of available-for-sale investments of RMB2.1 million(US$0.3 million), (3) depreciation of RMB0.7 million (US$0.1 million), and (4) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB38.7 million (US$5.8 million) in deferred revenue due to cash received in advance from clients, (2) an increase of RMB13.0 million (US$2.0 million) in accrued expenses and other liabilities due to the increase of accrued payroll and employee benefits, and (3) an increase of RMB7.2 million (US$1.1 million) in income tax payable, partially offset by an increase of RMB2.3 million (US$0.3 million) in accounts receivable.

        Net cash provided by operating activities was RMB154.9 million in 2016, primarily due to net income of RMB111.0 million, adjusted for (1) share-based compensation of RMB4.6 million, (2) deferred income tax expenses of RMB2.9 million, (3) depreciation of RMB0.8 million, and (4) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB26.9 million in deferred revenue due to cash received in advance from clients, and (2) an increase of RMB11.6 million in income tax payable, partially offset by an increase of RMB4.1 million in accounts receivable.

Investing Activities

        Net cash provided by investing activities was RMB3.9 million (US$0.6 million) for the six months ended June 30, 2018, primarily due to proceeds from sales of available-for-sale investments of RMB644.0 million (US$97.3 million) in wealth management products, partially offset by purchase of available-for-sale investments of RMB640.0 million (US$96.7 million) in wealth management products.

        Net cash provided by investing activities was RMB0.1 million (US$0.02 million) in 2017, primarily due to (1) proceeds from sales of available-for-sale investments of RMB502.1 million (US$75.9 million) in wealth management products, (2) proceeds from disposal of property and equipment of RMB0.1 million (US$0.02 million), partially offset by (1) purchase of available-for-sale investments of RMB500.0 million (US$75.6 million) in wealth management products, and (2) purchase of property and equipment of RMB2.1 million (US$0.3 million).

        Net cash used in investing activities was RMB3.3 million in 2016, due to purchase of property and equipment.

Financing Activities

        Net cash used in financing activities was RMB108.1 million (US$16.3 million) for the six months ended June 30, 2018, primarily due to (1) net transfers of RMB104.3 million (US$15.7 million) to Fang, and (2) repayment of cash advance to related parties of RMB3.8 million (US$0.6 million).

        Net cash used in financing activities was RMB332.9 million (US$50.3 million) in 2017, primarily due to net transfers of RMB336.8 million (US$50.9 million) to Fang, partially offset by cash advance from related parties of RMB3.8 million (US$0.6 million).

        Net cash provided by financing activities was RMB200.3 million in 2016, primarily due to (1) net transfers of RMB200.3 million from Fang, and (2) proceeds from a bank borrowing of RMB190.0 million, and partially offset by repayment of a bank borrowing of RMB190.0 million.

Capital Expenditures

        Our capital expenditures were RMB3.3 million, RMB2.1 million (US$0.3 million) and RMB10,000 (US$1,511), in 2016 and 2017 and for the six months ended June 30, 2018, respectively. Our capital expenditures were mainly used for purchases of electronic equipment relating to the operation of our database, office furniture and leasehold improvement for our office facilities. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

        The following table sets forth our contractual obligations as of June 30, 2018.

	Payment due by period
	Total		June 30, 2018		2019 - 2021		2022 - 2023		2024 and thereafter
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease commitments	72,398	10,941	3,810	576	22,863	3,455	15,242	2,303	30,483	4,606

        Our contractual obligations as of June 30, 2018 also included additional income taxes payable of RMB4,093 (US$619) in the event that a tax position is ultimately disallowed by the relevant tax authority.

Off-balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

        China Index Holdings Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries and VIE in China. As a result, China Index Holdings Limited's ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from our VIE in China. If our existing PRC subsidiaries or VIE or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make cash payments to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        In recent years, China has not experienced significant inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2016 and 2017 were increases of 1.9% and 1.6%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customers with customers. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, Revenue from Contracts with Customers, or ASU 2015-14, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We have adopted the new revenue standard on January 1, 2018, using the modified retrospective method for contracts which were not completed at the date of initial adoption.

        Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while amounts prior to January 1, 2018 are not adjusted and continue to be reported in accordance with historic accounting under ASC605.

        The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. Our revenues will be presented net of value-added tax collected on behalf of governments, which were presented in cost of revenues prior to January 1, 2018. We have elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e., sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02. ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. As we are an "emerging growth company" that elects to apply new and revised accounting standards at the effective date for a private company, we will adopt the new standard on January 1, 2020. We are currently evaluating the impact of the adoption of ASU 2016-02 on our combined financial statements.

        In June 2016, the FASB issued ASU No. 2016-13, or ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace "incurred loss" approach with an "expected loss" model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As we are an "emerging growth company" that elects to apply new and revised accounting standards at the effective date for a private company, we will adopt the new standard on January 1, 2021. We are currently evaluating the impact of adopting this standard on our combined financial statements.

INDUSTRY OVERVIEW

Real Estate Industry in China

        The real estate industry in China has experienced rapid growth in recent years. According to the Frost & Sullivan report, the sales value of real estate properties sold in China increased from RMB8,142.8 billion in 2013 to RMB13,370.2 billion in 2017, representing a CAGR of 13.2%.

        China has experienced significant economic growth over the last two decades and has become one of the fastest growing economies in the world, with its nominal gross domestic product, or GDP, reaching approximately RMB83 trillion in 2017 at a CAGR of 8.6% from 2013 to 2017, according to the Frost & Sullivan report. Supported by the rapid economic development in China, the average purchasing power of urban households has also increased. From 2013 to 2017, per capita annual disposable income of urban residents in China increased from RMB26,467 to RMB36,396, representing a CAGR of 8.3%, while the urbanization rate increased from 53.7% to 58.5%, according to the Frost & Sullivan report. The acceleration of urbanization process in China has resulted in robust demand for new residential properties and commercial properties, a key driver for the growth of the overall real estate industry.

        In 2017, over 85% of the floor space of real estate properties sold in China were residential properties, while around 10% were commercial properties. Although the commercial property sector in China is still underdeveloped, it has experienced significant growth in recent years at a CAGR of 11.6% from 2013 to 2017, significantly higher than the residential property sector in China. According to the Frost & Sullivan report, driven by the continuous economic growth, urbanization and rising demand for high-quality office space across China, the floor space of residential properties and commercial properties sold in China is expected to grow at a CAGR of 3.1% and 5.1% from, respectively, 2017 to 2022.

        As the government regulations on residential property sector in China continue to tighten, certain residential property buyers shifted their attention from the unattractively-priced residential property sector to the opportunities in commercial property sector to seek potential value appreciation in the future. Accordingly, the commercial property sector is expected to outperform the overall real estate market in China.

        Going forward, driven by the growth in economy, the fast urbanization process and the supportive government policies in China, the overall real estate market is expected to further develop steadily. The following chart sets forth historical and forecast sales value and floor space of real estate properties sold in China for the periods indicated.

Source: Frost & Sullivan.

        Our company is among a select group of companies in China capable of delivering a comprehensive suite of services, including real estate information, analytics and marketing services as well as commercial property online marketing services, to satisfy diverse informational and transactional needs of the industry participants in China's real estate industry.

Real Estate Information, Analytics and Marketing Services in China

        Real estate information, analytics and marketing services consist of the provision of (1) comprehensive and seasonable information relating to real estate industry, (2) analytics service assisting clients in carrying out their business, including decision making on land acquisition and real estate-related investments, and (3) marketing service, to real estate industry participants to enhance their reputation and promote their brand names.

        The market for real estate information, analytics and marketing services emerged as a result of the vast demands of industry professionals and participants for extensive, accurate and current information and analysis in order to facilitate real estate transactions, and the demands of industry participants for better brand recognition and improve their operating performance. Historically, there were limited sources of comprehensive information and analysis essential to making investment decisions related to China's real estate market that are conveniently accessible to industry participants. There is a strong need for an efficient platform, where real estate participants can exchange information, evaluate opportunities using standardized data and intelligent analyses, and interact with each other on a continuous basis. With the rapid development of China's real estate industry and the technological advancement over the past two decades, the real estate information, analytics and marketing services industry has experienced considerable growth. Market research and applied analytics have become instrumental to the success of real estate industry participants operating in the current economic environment and replaced the previous fragmented approach of information collection.

        A large number of parties involved in the real estate and related business community utilize the information, analytics and marketing services in order to obtain information they need to conduct their businesses, make investment decisions or promote their brand recognition. These industry participants include real estate developers, building and construction material manufacturers and suppliers, real estate brokers, property management companies, real estate appraisers, commercial and investment banks, insurance companies, securities companies, real estate investors, government agencies and research institutions.

        In making transaction decisions in a vast and fast-evolving market, real estate professionals and other industry participants in China increasingly rely on authoritative, comprehensive and seasonable real estate intelligence and sophisticated analytical tools to understand complex information and improve their service quality. At the same time, technology is reshaping the way that consumers search for homes and the way in which real estate developers market their real estate projects. The creation and maintenance of a standardized information platform for real estate industry requires infrastructure including a standardized database, accurate and comprehensive research capabilities, experienced analysts, user-friendly technology and intensive participant interaction.

        The following chart sets forth historical and forecast total addressable market of real estate information, analytics and marketing services, measured by expenditure of target clients, in China for the periods indicated.

Source: Frost & Sullivan.

Market Drivers

        Intensified competition.    Intensified competition in the real estate industry requires real estate developers and brokers to identify the specific needs for clients more accurately in order to differentiate themselves from competitors. Extensive data form part of the information mix considered by real estate developers before initiating a project or by real estate brokers when matching the clients with available properties, resulting in a rising demand for real estate information, analytics and marketing services.

        Evolving regulatory environment.    Over the years, Chinese governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market. Government policies and measures could be the cause of volatility and fluctuations in real estate transaction volume and prices. Rapidly evolving regulatory environment requires real estate developers to equip themselves with market insights in order to prosper within the regulatory framework, and to increase their investment in brand promotion so as to attract more buyers.

        Deepening of urbanization.    To achieve a sustainable and steady development of urbanization, sufficient information and analytics based on solid research on market preference in both residential and commercial property sectors would be critical for the Chinese governments to make well-informed decisions and facilitate urbanization planning.

        Recognition of brand awareness and reputation.    As consumption upgrade drives China's economy, Chinese families are becoming more willing to set a higher budget for high-quality real estate and property management services. In addition, properties developed by famous real estate developers normally can be traded at a price above the market average and enjoy a high liquidity in the secondary market. As such, real estate developers and property management companies are motivated to enhance their brand awareness and reputation.

Competitive Landscape

        There are a limited number of service providers in the real estate information, analytics and marketing service industry in China. Our company is among the two players in the real estate information, analytics and marketing service industry with national coverage in China on all tier-one cities and the majority of tier-two and tier-three cities covered. Other major market players provide services to specific regions in China, the revenue generation capability of which falls far behind the nationwide players. Among them, our company operates the largest real estate information and analytics service platform in China in terms of geographical coverage and the volume of data points as of June 30, 2018, according to the Frost & Sullivan report. The following table sets forth the two players with national coverage and their respective data coverage in multiple dimensions.

	Company A(1)	Our Company(2)
Information Coverage
Starting year of data collection	2002	1994
Number of cities with real estate transaction data	123	142
Number of cities with land data	367	2,245
Number of residential property projects	83,000	311,674
Number of commercial property projects	20,000	43,961
Number of land parcels	736,000	844,804

Source: Frost & Sullivan.

(1)
The information of Company A reflects the data as of July 10, 2018.

(2)
The information of our company reflects the data as of June 30, 2018.

Success Factors

        Key success factors contributing for China real estate information, analytics and marketing service providers include:

        Breadth and depth of database.    Over the past two decades, China's real estate industry has experienced cyclical changes in its development, and the scale of the real estate market and the amount of real estate data have been expanding year by year. Long-term data collection and research and high-quality database with a wide coverage are essential to meet the differentiated demands of various real estate industry participants and are important prerequisites for ensuring the authority of data analysis, brand research and marketing within the industry.

        Advanced technology development and application.    With the rapid development of China's real estate market, the industry data have grown exponentially. The traditional approach of data analysis is no longer suitable for the analysis of large amounts of data, and the use of advanced technologies, such as artificial intelligence technology and big data analytical capabilities, has reshaped the traditional model of processing and analyzing real estate related database.

        Omni-channel solution services.    Market players will outperform other competitors by providing a combination of information, analytics and marketing services. Leveraging advanced proprietary technology and extensive experience in managing a database in real estate industry, an enterprise which offers online listing services of real estate properties, can continually acquire additional information to supplement its database and formulate specialized marketing programs that suit the various needs of real estate industry participants.

Commercial Property Online Listing Services in China

        Commercial property online listing services allow real estate participants to post commercial properties listings on the Internet for commercial properties, access comprehensive leads lists and utilize advanced marketing and search tools. Compared to residential property sector, participants in the commercial property sector suffer from the information asymmetry more frequently, as more factors and less standardized criteria are involved in the determination of commercial properties' fair value. Also, the majority of commercial property buyers are investors who need not only transaction assistance, but also independent insights on the fair value of the properties. Accordingly, professional skills and industry insights are becoming increasingly critical to facilitate commercial property transactions. As such, online listing platforms which provide value-added service, such as industry analysis, are likely to enjoy higher popularity among real estate brokers and other real estate participants.

        Driven by the fast development commercial property segment in the real estate industry in China, online listing service for commercial properties is expected to grow steadily. The following chart sets forth historical and forecast addressable market of commercial property online listing service in China for the periods indicated.

Source: Frost & Sullivan.

Market Drivers

        Supportive government policies.    Driven by continuous economy growth and urbanization, upgrading of household consumption, as well as rising demand for high-end office space across China, the focus of real estate investors and developers is gradually shifting away from the residential property sector to the commercial property sector. Supported by government policies, the demand for commercial property online listing service is expected to increase.

        Technology advancement.    With the rapid development of the Internet technology, customers rely more on the online sources to obtain information and seek potential properties. In addition, benefiting from the advancement of fin-tech, both sellers and buyers can make the deal online conveniently and securely, which would encourage more commercial property listings on online marketing portals.

        Increasing demand for high-end office space in tier-one cities.    Compared to the global mega cities, such as New York City and Hong Kong, the supply of office space, especially the high-end office space, in tier-one cities in China is still in shortage. As the economy structure in China continues to move towards the tertiary sector, the demand for high-end office space would likely to grow rapidly, gradually catching up with the level in the global mega cities.

Competitive Landscape

        The commercial property online listing service market is still at the nascent stage in China, compared to residential property listing service market. As the competition among residential property online listing service providers intensified, they started to explore growth opportunities in commercial property online listing service market in recent years. According to the Frost & Sullivan report, almost all the traditional residential property online listing service providers have stepped into the market of commercial property online listing service. Driven by the rapid development in commercial property sector, a number of specialized commercial property online listing service providers emerged, and currently there are basically two types of market players, namely the ones focusing on commercial property online listing services only, such as 3fang.com, Funxun.com and Legongchang.com, and the ones providing online listing services for both commercial and residential properties, such as Lianjia, 58.com, Anjuke Inc. and Leju.com.

Success Factors

        Key success factors contributing for commercial property service providers include:

        Industry knowledge and expertise.    Without sufficient industry knowledge on the real estate market and expertise in research and analytics, commercial listing service providers are likely to engage in homogeneous competition. As commercial property buyers always place an emphasis on the investment value of properties, the online marketing portals that provide value-added service, such as an insightful analytical report based on the location of the property, would attract more brokers to subscribe for the listing service.

        Quantity and quality of listing information.    The foundation of online listing services is the quantity and quality of listing information. Without sufficient and comprehensive listing information, online marketing portals cannot attract adequate online traffic or potential commercial property buyers. The quality of listing information also depends on the quality of brokers, and therefore it is critical for online marketing portals to establish a sound mechanism to select high-quality brokers.

        Sufficient website traffic.    Sufficient website traffic brings in a large amount of potential commercial property buyers, which attracts real estate brokers who post listings online. Website traffic is also a key indicator of the advertising performance, presenting important value to advertisers.

BUSINESS

Overview

        We empower China's commercial property market with big data and innovative technologies.

        We operate the largest real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of June 30, 2018, according to the Frost & Sullivan report. Our services span across data services, analytics services, promotion services and listing services for China's real estate markets. We serve a substantial base of real estate participants in China, including industry professionals and business communities, with an authoritative, comprehensive and seasonable collection of real estate data, according to the Frost & Sullivan report, complemented by a variety of powerful analytical and marketing tools. Following the separation and distribution, we will focus more on the enormous market opportunity within China's commercial property sector through our commercial property online marketing portals and mobile applications.

        Over a span of 20 years, we have developed a leading proprietary real estate information and analytics service platform in China based on our China Real Estate Index System, or CREIS, a comprehensive set of benchmarks and data points widely adopted by industry participants to track, understand and analyze the real estate industry in China. Our service platform consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. As of June 30, 2018, the China Index Database encompassed detailed real estate information of over 2,200 cities, 800,000 plots of land, 300,000 residential property projects and 43,000 commercial property projects in China, representing the widest geographical coverage and the most data points among all real estate-related databases in China, according to the Frost & Sullivan report. Our service platform delivers significant value to our clients due to the richness of associated analytic functionalities, including fair market value appraisals, property and district ratings, interactive analytics and reporting tools, property price indices and investment decision-making analyses. As one of the most recognized information, analytics and marketing service platform brands among real estate participants in China, we were selected by China's National Bureau of Statistics as a key data source for real estate industry from 2014 to 2017.

        Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we also offer promotion services to China's real estate participants. We disseminate influential enterprise and property rankings and industry reports on select key topics and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events.

        As commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate online marketing portals for China's commercial property market and empower it with big data and innovative technologies. We are also exploring other commercial property-related services to capture the enormous market opportunity arising from the rapid development of China's commercial property sector.

        We have a scalable business model and a highly loyal client base. Our clients primarily consist of real estate developers, brokers and agents, property management companies, financial institutions and individual professionals. As of June 30, 2018, over 90% of the real estate developers listed in the Top 100 Real Estate Developers in China as ranked by the Top Ten Research Committee of China's Real Estate Industry were our clients. More than 90% of our existing clients among such Top 100 Real Estate Developers in China renewed their service contracts with us in 2017. We have experienced stable growth in recent years. Our revenues increased by 21.7% from RMB275.3 million in 2016 to RMB335.0 million (US$50.6 million) in 2017 and by 20.9% from RMB153.8 million for the six months ended June 30, 2017 to RMB185.9 million (US$28.1 million) for the six months ended June 30, 2018.

Our net income increased by 15.5% from RMB111.0 million in 2016 to RMB128.2 million (US$19.4 million) in 2017 and by 20.9% from RMB62.3 million for the six months ended June 30, 2017 to RMB75.3 million (US$11.4 million) for the six months ended June 30, 2018. Our revenues would have increased by 28.1% from RMB153.8 million for the six months ended June 30, 2017 to RMB197.0 million (US$29.8 million) for the six months ended June 30, 2018, but for the adoption of the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers."

Our Strengths

        We believe our success to date is largely attributable to the following key competitive strengths.

Largest and Highly-recognized Real Estate Information and Analytics Service Platform in China

        We operate the largest real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of June 30, 2018, according to the Frost & Sullivan report. We serve China's real estate participants at large. In making transaction decisions in a vast and fast-evolving market, real estate participants in China increasingly rely on reliable and timely sources of real estate data. They also seek to market their brand names and real estate properties on influential platform with large user traffic. As the leader in the industry, we are uniquely positioned to address the massive and yet underserved market needs through our service offerings.

        We are a pioneer in providing real estate information and analytics services in China, with the longest industry experience, according to the Frost & Sullivan report, traceable to 1994. We have continued to expand the breadth and depth of our database over the years. We have developed a leading proprietary real estate information and analytics platform in China that offers authoritative, comprehensive and seasonable real estate data, according to the Frost & Sullivan report, as well as a variety of powerful analytical tools to real estate professionals and other industry participants to cost-effectively track, understand and analyze the real estate industry in China and facilitate a smooth transaction process. As one of the most recognized information and analytics service platform brands among real estate participants in China, we have been selected by China's National Bureau of Statistics as a key data source for real estate industry.

        Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we also offer promotion services based on influential enterprise and property rankings and industry reports on select key topics that we disseminate to China's real estate participants. Our online marketing portal, on the other hand, features a comprehensive reservoir of commercial property listings, covering substantially all major cities in China.

Authoritative, Comprehensive and Seasonable Database

        Our database is the foundation of our service offerings. Over a span of 20 years, we have developed and maintained an authoritative, comprehensive and seasonable real estate database, according to the Frost & Sullivan report. The China Index Database is held in high esteem by industry participants in China, such as real estate developers and financial institutions. We received the China Award for Science and Technology in Construction for our China Index Rating Module in 2017. As of June 30, 2018, the China Index Database encompassed detailed real estate information of over 2,200 cities, 800,000 plots of land, 300,000 residential property projects and 43,000 commercial property projects in China, representing the widest geographical coverage and the most data points among all real estate-related databases in China, according to the Frost & Sullivan report.

        With the longest industry experience, we also maintain an experienced research team with advanced data collection and verification technology in China. Our data collection team is divided functionally and geographically to cover data canvassing the entire industry value chain in more than 140 cities across substantially all the provinces in China, representing the widest coverage in this industry, according to the Frost & Sullivan report. As of June 30, 2018, over 70% of our database research team members obtained PhD or Master's degree. Our advisory panel for our research team also consists of leading real estate experts and industry professionals to deliver proven industry insights. We believe our longstanding expertise, comprehensive data assets and powerful analytical tools make our business model difficult to replicate.

        In addition, we have established long-term strategic cooperation with Fang and other reputable professional parties, such as China Unicom, to enrich our database. Leveraging our industry leadership position, we have also integrated industry resources. In collaboration with major real estate developers, property managers and other industry participants, in 2016, we co-founded China Real Estate Big Data Alliance, which has become an increasingly important and reliable input source to our database.

Innovative Technologies Powered by Robust Research Capabilities

        We employ innovative technologies to support our business operations and service offerings, including the maintenance of our comprehensive database, analytical tools, marketing channels and extensive image library, and to ensure the efficiency and security of the voluminous data we process and deliver to our clients. As a critical component to our database, we also implement advanced data collection and quality control technologies that we believe are unique within the commercial property sector, such as mathematical and statistic models and methodologies to identify and consolidate repetitive data and eliminate abnormal and incorrect data. We are in the process of developing machine learning technologies to further enhance our services with sophisticated satellite image recognition and natural language recognition. We also retain the intellectual property rights in the analytical tools we have developed to help our clients perform various tasks.

        We are committed to continually enhancing our services through innovation. Our research team has strong theoretical research and development capabilities and has developed a number of real estate-related theoretical models, such as real estate supply model and real estate price model, that have been widely applied in our information and analytics services. We have also maintained long-term strategic cooperation relationship with a number of internationally reputable research institutions, such as Tsinghua University.

Large, Diversified and Loyal Client Base

        We have fostered a large, diversified and loyal base of over 1,700 enterprise clients in 2017, consisting primarily of real estate developers, financial institutions and property management companies. We have forged strategic relationship with more than 90 of the leading real estate developers in China listed in China's Top 100 Real Estate Developers as ranked by the Top Ten Research Committee of China's Real Estate Industry. We believe that our service offerings, especially our information and analytics services, have become a critical part of the workflow for our clients. This results in high client stickiness, evidenced by more than five years of business relationships with us for many of our key clients. In 2017, more than 90% of our existing clients among such Top 100 Real Estate Developers in China renewed service contracts with us. We have also built a robust client composition exemplified by low client concentration. In 2017, the top five clients contributed less than 10% of our total revenue.

        The depth of our client relationships provides a solid foundation for recurring revenues as well as a springboard for future growth. Acknowledging our brand, service quality and market position in

China, our existing clients often refer us to their professional contacts, which serves as a critical source of client acquisition.

Comprehensive Suite of Service Offerings

        We are among a select group of companies in China capable of delivering a comprehensive suite of services to satisfy diverse informational and transactional needs of the industry participants in China's real estate industry.

        We base our key service offerings on our flagship service platform, consisting of various integrated data-driven information and analytics service modules which serve a variety of client needs. These service modules allow our clients to perform a number of distinct analyses using our data from chosen parameters and yield results on, among others, fair market value appraisals, real estate ratings and real estate price indices, to assist our clients to understand and visualize the complex real estate information and make more informed and efficient transaction decisions. We apply advanced technologies, including big-data analytics, artificial intelligence and satellite imagery, to enhance the functionality of our service modules.

        Leveraging our comprehensive information access and robust data analytics capabilities, we are also well-positioned to provide promotion services to real estate participants to efficiently promote their branding through customized, omni-channel solutions of online marketing campaigns and themed events as well as to list their commercial properties through our online marketing portal. We also actively disseminate up-to-date, insightful market intelligence and forecasts of the real estate industry in China on our new media platforms, which serve as effective marketing tools to engage our subscribers and inform them of our other services.

        We believe our broad spectrum of service offerings help real estate participants seamlessly navigate through the complex real estate market in China and make informed transaction decisions, as well as enhance their market recognition.

Visionary and Experienced Management

        We have a visionary management team with a proven track record of entrepreneurial success, as well as solid, diverse and complementary backgrounds. Dr. Yu Huang, our chief executive officer, who possesses nearly 20 years of the relevant industry experience, is the foundational pillar of our success and has delivered strong business results. Other members of our senior management team, with an average of more than 10 years of the relevant industry experience, are also instrumental in growing our business with their proven track record in their areas of expertise. Together with Dr. Huang, they have led our company to continually drive innovation and achieve market leadership in China.

        Our senior management team is supported by our dedicated shareholder. Mr. Vincent Tianquan Mo, Fang's and our chairman, is a pioneer in the real estate sector with 20 years of the relevant industry experience. He received numerous awards in recognition of his achievements in the real estate services industry in China.

        Leveraging our senior management team's collective experience and industry rapport and dedicated support from Fang, we are confident that we are able to further grow our business, strengthen our brand name, and pave the way for us to achieve our mission.

Our Strategies

        We aspire to revolutionize and empower China's commercial property market with big data and innovative technologies. To achieve this goal, we plan to pursue the following growth strategies.

Expand Our Commercial Property Services

        Primarily driven by the deepening of the urbanization process, China's commercial property sector grew from RMB1,202.8 billion in 2013 to RMB1,969.4 billion in 2017, representing a CAGR of 13.1%, and is expected to reach RMB2,816.5 billion in 2022, according to the Frost & Sullivan report. Leveraging our experience in commercial property listing, we intend to further expand our service offerings targeting the large underserved commercial property sector in China by upgrading our existing online marketing portal to reach out to more clients with new value-added services.

        To further increase user traffic to our online marketing portal, we intend to enhance our long-term business cooperation with Fang and other platforms and to increase our advertisement placings on new media and mobile applications. We intend to cross-sell to our existing clients to increase user traffic to our online marketing portal. We also plan to promote the market recognition of our services targeting commercial property by enriching the form and content of the information we provide and through various promotion events, such as themed conferences and forums.

Upgrade Our Database-related Services

        We are committed to continuously expanding our data sources and coverage. We intend to expand our data resources and dimensions, introduce more content, expand geographical coverage and improve functionality. We intend to launch and upgrade a number of value-added functions to enrich our database offerings. For example, leveraging our massive database, we intend to further explore potential client needs and develop a more diverse set of database-driven services, such as customized data layering. We also intend to launch and distribute special-topic research results to our clients and media partners, and deliver new editions to our database to serve underserved or unserved new markets.

        In addition, we intend to strengthen our collaboration with third-party data providers. We will further enhance the influence of China Real Estate Big Data Alliance co-founded by us to build a multiple listing service for commercial properties in China. We plan to enhance its market recognition, attract more reputable real estate participants to join the alliance and improve data collection and sharing among members.

Broaden Our Client Base

        We are devoted to strengthening our leadership in the real estate information, analytics service industry to retain existing clients and attract prospective clients. We intend to increase our advertisement placings and collaboration with new media partners to enhance our market recognition. We will also strive to further increase the stickiness of our clients by delivering customized data layering functions and upgrading our product and customer services.

        We are receptive to client demands and endeavor to improve and upgrade our services in a timely manner to meet the evolving market conditions. Leveraging our brand and market leadership, we intend to continue to tap into the huge pool of industry participants in China by conducting targeted marketing initiatives. We also strive to upsell existing clients and attract new clients to expand our client base to cover the entire value chain in the real estate industry by delivering new types of database services.

Invest in Technology

        We are committed to investing in core technology. Leveraging the comprehensive coverage of our database, we intend to continue to apply the latest big-data analytics, artificial intelligence and satellite imagery to improve our service performance and client experience. For example, we intend to collaborate with a commercial satellite operator and improve satellite imagery technology and visualization of our database and analytical tools, thereby augmenting our data collection capabilities. We are also developing three-dimensional visualization technology to display data spatially. In addition, we intend to apply artificial intelligence and deep learning technology to enhance our data collection and verification efficiency and to provide customized content recommendation. We also intend to improve our targeted and scenario-based advertisement technology to enhance monetization from our online marketing portal.

Selectively Pursue Acquisitions and Investments

        We have grown organically to date. We intend to selectively pursue strategic acquisition and investment opportunities that we consider complementary to our business. Such potential opportunities include those involving data providers that focus on specific data fields or regions. We also intend to explore new business initiatives, such as complex data processing, in response to the growing market demand for real estate information and analytics during China's ongoing urbanization process. Moreover, we will leverage our comprehensive database and client pool to cradle other complementary initiatives to foster our business expansion and enhance our competitiveness.

Our Services

        We offer a comprehensive suite of services to real estate participants in China through our proprietary data-driven platform and a combination of various online channels and themed events. The following diagram illustrates our principal service offerings.

Information and Analytics Services

        We offer a wide spectrum of information and analytics services primarily through our proprietary platform, based on our CREIS, a comprehensive set of benchmarks and databases widely adopted by industry participants to track, understand and analyze the real estate industry in China. It covers a vast inventory of residential and commercial properties and land plots data across China.

  China Index Database

        The core value of CREIS lies with the underlying proprietary database we operate. The China Index Database is currently the largest real estate data platform with the longest data collection history in China, according to the Frost & Sullivan report, delivering real estate information and research reports regarding properties, land plots as well as real estate industrial regulations and policies in China. We employ various advanced technologies to power our database, including geographic information system, artificial intelligence-based search, data mining and cloud computing. The China Index Database is held in high esteem by industry participants in China, such as real estate developers and financial institutions. The following table sets forth the information of the China Index Database's coverage and comprehensiveness as of the dates indicated.

	As of December 31,
			As of June 30, 2018
	2016	2017
Land
Number of cities	2,238	2,243	2,245
Number of plots	720,307	803,790	844,804
Residential Property
Number of cities	640	654	655
Number of property projects	264,185	292,165	311,674
Commercial Property
Number of cities	319	328	334
Number of property projects	40,152	42,569	43,961

        As of June 30, 2018, the China Index Database encompassed detailed real estate information of over 2,200 cities, 800,000 plots of land, 300,000 residential property projects and 43,000 commercial property projects in China, representing the widest geographical coverage and the most data points among all real estate-related databases in China, according to the Frost & Sullivan report. It also covers a wide spectrum of information, including location, site and zoning information, building characteristics, space and unit availability, tax assessments, ownership, sales and lease comparables, number of retail stores, number of listings, mortgage information, for-sale and for-lease listings, income and expense histories, contact information, historical trends, demographic information, as well as government policies and macro-economic environment and government planning. Our database presents information in a variety of ways, including documentations, site photographs, aerial photographs, 3D photographs and videos.

        We have developed the China Index Database into various editions with different focuses and functions to cater to diversified client needs. We have special editions that focus on select subject matters, including the land edition, which covers land auction, sales, supply and other related information, the city edition, which covers location-based market, development project, urban planning and transaction information, and several other special editions. We also offer customized editions of our database that cater to specific client needs, such as price, transaction and other information often required by sales and marketing personnel and brokers. Below is a screenshot of the interface of our China Index Database.

        Our database services are subscription-based online solutions. To encourage clients to use our database regularly, we typically offer a subscription fee package to our clients rather than charging them fees based on their actual use of our services. Our subscription fee package varies based on, among others, the number of editions, the number of accounts and types of services to which a client subscribes. Our clients can also elect to upgrade to a premium product module for more data coverage and analytical functions. Our subscribers generally pay us on an annual basis.

  China Index Map

        Launched in 2017, our China Index Map is an innovative analytical online solution designed to assist real estate developers and other real estate participants in making informed and more efficient investment decisions. Our China Index Map offers comprehensive and user-friendly site selection analysis, based on multiple attributes, such as location, surrounding education resources, quality of property management services and popularity in the local market. It allows our clients to select and evaluate cities, areas and lands that they plan to invest in as well as to build their own model through our imbedded analytical tools to satisfy their special needs without having to download a massive amount of data. We charge our clients for our China Index Map based on their actual use of our services.

        Leveraging our advanced information technology, our China Index Map delivers various types of analytic results, including research reports and 3D photographs. Our China Index Map utilizes artificial intelligence technology to process and analyze voluminous real estate-related data. We have also applied 3D data visualization technology to more clearly and efficiently present information to our clients. Below is a screenshot of the interface of China Index Map.

  China Index Appraisal and Rating

        In addition to the China Index Database, we offer a number of integrated data-driven information and analytics service modules, including China Index Appraisal and China Index Rating, both designed to support commercial banks and other financial institutions with their property mortgage business. The China Index Appraisal Module and the China Index Rating Module in aggregate currently covers real estates in more than 150 selected cities and approximately 65 million properties in China. Below are screenshots of the interfaces of our China Index Appraisal and Rating, respectively.

China Index Appraisal	China Index Rating

        Our China Index Appraisal and Rating services are subscription-based and the subscription fee depends on the number of properties to be evaluated and their actual use of our services.

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  China Index Appraisal Module

        Launched in 2015, our China Index Appraisal Module is an appraisal platform that provides analytical online solutions for clients to perform sophisticated appraisals of the fair market value of properties and their movements in different scenarios, such as different construction areas, floors and facade directions. Leveraging our big-data analytics technology, property appraisal model and a large volume of authentic real estate transaction data from third-party data providers, our China Index Appraisal Module provides clients with more efficient and fair appraisal of properties, better assisting them in making investment, leasing and other decisions in connection with such properties.

        We provide both standardized and customized appraisal services to meet the diverse needs of our clients. Our standardized appraisal services evaluate the fair market value of properties using our proprietary property appraisal model, which is widely accepted and used by commercial banks and other financial institutions in assessing the fair market value of standardized mortgages. We also offer a premium version of our appraisal services through our online appraiser recommendation system, where our clients can locate qualified appraisers to satisfy their special evaluation needs. This is primarily used by commercial banks and other financial institutions to evaluate the market value of non-standardized mortgages. In addition, we also provide regular re-appraisal services to assist our clients in timely monitoring the market value of properties and managing financial risks.

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  China Index Rating Module

        Launched in 2017, our China Index Rating Module is a multi-dimensional analytical online solution designed to assess the ratings of residential and commercial properties and districts in China. Our China Index Rating Module scores and rates a residential and commercial development primarily based on a multi-dimensional analysis of data from four key attributes, including location, surrounding education resources, quality of property management services and popularity in the local market. Based on the scoring results, we provide property ratings from "AAA" grade with the lowest depreciation risk to "D" grade with the highest depreciation risk. In addition to rating residential and commercial development, our China Index Rating Module also provides rating services for residential and commercial districts. It scores a district based on a variety of factors, including its economic environment and transportation conditions and provides district ratings from "A" grade indicating the highest development level of the surveyed district to "D" grade indicating the need for further development.

        Our China Index Rating Module is widely used by financial institutions to improve their risk management, such as compiling their internal short list of mortgageable properties and monitoring default risks associated with the underlying assets on a timely basis.

  China Index Analytics

        We offer our clients real estate analytics services such as online client satisfaction survey services tailored to meet their needs and address specific issues encountered by them.

        Leveraging cloud computing and big data technologies, we have developed a one-stop self-service online survey platform, which allows our clients to create survey questionnaires, circulate survey requests, administer survey process and analyze survey results in a cost-effective manner. We apply our proprietary research models and methodologies to help our clients understand and analyze survey results and formulate improvement measures to address the issues identified in the surveys. We have accumulated a comprehensive question bank and proven industry-wide survey standards from the experience and expertise we gained since we initiated this service in 2007.

        We also provide customized analytics services to real estate participants, including primarily real estate developers, based on their specific circumstances and strategic development goals. Guided by the massive volume of industry information from China Index Database, we utilize a combination of effective analytical methodologies and investigative methods to advise our clients on development project feasibilities and investment decisions. We also formulate detailed business development plans and research reports per specific client requests.

        We also offer analytics services based on our CREIS Index, launched in 1994. Our CREIS Index provides diversified indices of price movements and forecasts of real estate markets in China, particularly in major cities. We have developed a wide spectrum of influential real estate price-related indices under our CREIS Index, including, among others, new residential property, for-sale residential property, rental property, property service and listed real estate company stock. Through our CREIS Index, we provide insightful guidance for investment activities in real estate markets and real estate-related businesses. Our "CREIS 100 Cities Residential Property Price Index," a price index indicating movements and forecasts of residential property price in selected 100 major cities in China, has been widely recognized as one of the most influential real estate price indices in China and has the widest geographical coverage and largest number of cities included, according to the Frost & Sullivan report. We have participated in the creation of the first real estate big data stock index in China, launched in 2015.

Marketplace Services

        We offer promotion services and listing services to our clients as marketing tools to supplement our database and its associated analytical tools.

  China Index Promotion

        Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we offer promotion services based on influential enterprise and property rankings and industry reports on select key topics we disseminate to China's real estate participants and consumers. We help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of marketing campaigns through various online channels and themed events.

        We have established an authoritative rating system to publish annually since 2003 influential enterprise and property rankings, including Top 100 Real Estate Developers, Top 10 Listing Companies, Top 10 Brands and Top 100 Property Management Companies in China. We generate our rankings on a comprehensive, objective and independent basis and do not charge any client for including them in our rankings. We obtain the supporting data for our rankings from a variety of sources, including our proprietary China Index Database, information published by the relevant government agencies and the information submitted by candidates. We cross-check the supporting data and utilize sophisticated analytic methods, including factor analysis, to compile and analyze such data. Our China Index Database allows us to more accurately generate these rankings, which in turn defines the objective and scope of our promotion services.

  China Index Listing

        We also offer listing services to allow our clients to list commercial properties in China and utilize advanced marketing and search tools. We have historically operated such business through Fang.com and its mobile applications, a comprehensive set of web portals and mobile applications owned by Fang. Different from residential property-related business, commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate the online marketing portal for China's commercial property market leveraging our comprehensive database as well as in-depth information access and robust data analytics capabilities. We plan to cooperate with Fang to operate our commercial property-related business through Fang's commercial property-related web pages and mobile applications after the separation and distribution. See "The Separation and Distribution—Business Cooperation Agreement" for details of the cooperation. We plan to migrate such business after we obtain the required ICP license for our own website, 3fang.com and 3fang mobile application. As of the date of this prospectus, we are in the process of applying for the required ICP license for this website and mobile application.

        The listings typically include detailed information about the properties listed for sale or lease, such as location, site area, gross floor area, land use type, floor map, photographs, and sales or rental price. The listing information is searchable via a number of parameters, such as location, business district, land use type, site area, subway and map, as well as manual input of key words. Combined with our sophisticated marketing and search tools, the listing information also yields powerful insight to help real estate professionals and other participants assess the market conditions by deducing the vacancy rates, absorption rates or average sales or rental rates in specific localities. We also employ client profiling and big-data analytics to accurately recommend property information and facilitate transactions between brokers and property buyers. Our marketplace featured the listings of more than 330,000 retails and 580,000 office buildings as of June 30, 2018.

        In addition to sell-side listings, we allow buyers to post their intentions to purchase commercial properties with us, with specifications on location, land use type, gross floor area, site area, purchase price and other identifiable information. To drive further user traffic, we also offer our site visitors free access to proprietary commercial property-related information and analysis, including value appraisal tools, compilation of land transaction statistics, and summaries on regional land market activities.

        We also offer various forms of advertisement placements on our online marketing portal that target our site visitors and mobile application users.

Our Data

        Our data are the foundation of our real estate information and analytic services. We have the longest history and industry experience in developing the real estate-related database in China, according to the Frost & Sullivan report. As of June 30, 2018, the China Index Database encompassed detailed real estate information of over 2,200 cities, 800,000 plots of land, 300,000 residential property projects and 43,000 commercial property projects in China, representing the widest geographical coverage and the most data points among all real estate-related databases in China, according to the Frost & Sullivan report.

Data Collection

        We are committed to maintaining and improving the timeliness and comprehensiveness of our database. We have built our database primarily through our internal professional data collection team with over 20 years of experience in data collection. Our data collection team is divided functionally and geographically to cover data canvassing the entire industry value chain in more than 140 cities across substantially all the provinces in China, the widest coverage in this industry, according to the Frost & Sullivan report. Our data collection team is primarily responsible for collecting, verifying and recording real estate-related data and adopts a multi-faceted research process to collect data, including phone calls, e-mails, Internet updates, field inspections, public records review, news monitoring, as well as interviews of real estate participants. We regularly undergo extensive training programs so that we can maintain consistent data collection methods and processes throughout our data collection team.

        We enrich our database through procuring and assimilating databases from third-party suppliers. We have obtained a license from Fang to use its voluminous transaction information it has accumulated since 2005. We have also purchased or been licensed to use industry and market data from government authorities and professional parties, such as China Unicom. Leveraging our industry leadership, we have also integrated industry resources. In collaboration with major real estate developers, property managers and other industry participants, we co-founded China Real Estate Big Data Alliance in 2016, which has increasingly become an important and reliable source to our real estate database. We believe that our strong data collection capability is sufficient to support our business development and expansion.

Data Verification

        Authenticity of our data is crucial to the quality of our database and our client experience. We adopt a combination of automated and non-automated control process to ensure the integrity of the data collection process. We use mathematical and statistical models and methodologies to identify and consolidate repetitive data and eliminate abnormal and incorrect data. A large number of our proprietary data wash models automatically verify errors and repetitive data, including occupancy date conflicts, available square footage greater than building area, typical floor space greater than land area and expired leases. We also monitor changes to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. To supplement the automated control process, we also apply non-automated quality control procedures, such as calling our information sources to verify information, performing periodic research audits and field checks and timely adjust the models used in the automated-control process. Finally, we also actively treasure the feedback provided by real estate participants using our data every day as one of the most important and effective quality control measures.

Our Clients

        In 2017, we had over 1,200 clients subscribing to our information and analytics services and approximately 500 clients for our promotion services, primarily consisting of institutional clients. As of June 30, 2018, we had over 10,000 active accounts for our listing services. We draw clients from across the real estate and related business community, including real estate developer, commercial banks and other financial institutions, academic institutions, property managers, brokers, agents, consultants and other participants in real estate related business. In 2017, our clients primarily consisted of real estate developers, brokers, and financial institutions, accounting for an aggregate of more than 70% of the total number of our clients in the same period.

        We have built a robust client composition, evidenced by low client concentration and high client retention. In 2017, the top five clients contributed less than 10% of our total revenue, and more than 90% of our existing clients among the Top 100 Real Estate Developers in China as ranked by the Top Ten Research Committee of China's Real Estate Industry renewed service contracts with us.

Research and Technology

        We are committed to continually enhancing our services through innovation. Our research and development process involves collaborative efforts across multiple departments, including our research team and information technology development team.

        Our research team has strong theoretical research and development capabilities, primarily responsible for analyzing and developing mathematical and statistical models and theories in connection with our information and analytics services. Our research team has developed a number of real estate-related theoretical models, such as real estate supply model and real estate price model, that have been widely applied in our information and analytics services. In addition, we have also maintained long-term strategic cooperation relationship with a number of internationally reputable research institutions, such as Tsinghua University.

        We have a sophisticated information technology development team, responsible for developing, improving and maintaining our services, including developing the infrastructure necessary to support our business processes, comprehensive database, analytical tools, marketing channels and extensive image library. The team implements technologies and systems that introduce efficient workflows and controls designed to increase the production capacity of our research teams and improve the quality of our data. Over the years, the team has developed advanced data collection and quality control technologies that we believe are unique within the commercial property sector. See "—Our Data." Our information technology team has also developed our online solutions, data centers and websites and mobile application for our information and analytics services. Our information technology development team is currently developing standardized data collection and verification system to improve the efficiency in building and updating our database. We are also exploring the application of artificial intelligence technologies into our services, such as applying satellite image identification and interpretation technology in collecting and updating information of land construction.

        Our information technology professionals maintain the servers and network components necessary to support our services and research systems. Our core services are served from multiple data centers to ensure uninterrupted service for our clients. Our services are continually monitored for fast and reliable client access.

        We have adopted a comprehensive data protection policy which provides for use of secure networks, strong passwords, encrypted data fields, off-site storage and other protective measures in an effort to ensure the security of our proprietary data as well as the availability and security of all core systems. We strictly control and manage the use of data within our various departments and do not share data with external third parties.

Sales and Marketing

        We have built a sales and marketing team that is experienced in the online database and real estate sectors. As of June 30, 2018, our sales and marketing team was stationed in 15 regional centers strategically located across China. Our sales and marketing team prospect for new clients and work closely with our existing clients in local markets, allowing us to gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us set our prices and strategies for each locality.

        Our regional centers typically serve as the platform for our in-market sales, client support and field research operations for their respective regions. The sales force is responsible for selling to prospective clients, training new and existing clients, providing ongoing client support, renewing existing client contracts and identifying cross-selling opportunities. In addition, the sales force serves as the front line for customer care. The client relationship managers resident at our regional centers are responsible for training existing clients, sharing market specific research with clients and ensuring client driven product enhancement ideas are shared with our product development team.

        Our sales strategy is to aggressively attract new clients, while providing ongoing incentives for existing clients to subscribe to additional products and services in order to achieve high renewal rates. We actively communicate with our clients in order to retain clients by providing frequent service demonstrations as well as company-client contact and communication. We place a premium on training new and existing client personnel on the use of our services to promote maximum client utilization and satisfaction with our services. We also provide complimentary industry update and summary reports to our clients to foster trustworthy and collegial business relationships.

        Our primary marketing methods include client referrals, web-based marketing, direct marketing and industry events. Client referrals are effective means for us to identify prospective clients. Leveraging our reputation, service quality and market position in China, our existing clients often refer us to their professional contacts, which saves us a great amount of time and expenses in advertising and marketing. Web-based marketing efforts include search engine optimization, paid advertising with major search engines, social media and display advertising on commercial property news and business websites and mobile applications.

Competition

        The market for real estate-related information, analytics and marketing services is competitive and rapidly changing in China. We believe the principal competitive factors affecting these services and providers are:

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  breadth, depth, timeliness and quality of data;

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  ease of use, flexibility and functionality of the software;

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  proprietary nature of methodologies, databases and technical resources;

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  client service and support;

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  effectiveness of marketing and sales efforts;

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  pricing; and

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  brand loyalty among clients.

        We compete directly and indirectly for clients with the following categories of companies:

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  database services providers, such as CRIC, offering data support for in-depth industry research targeted to real estate developers, commercial and investment banks, securities companies, funds in China;

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  regional and national publishers and distributors of information, analytics and marketing services, including individual publishers and new-media branches of traditional real estate service providers;

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  online listing services featuring commercial property and land for sale or lease;

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  locally controlled real estate boards, exchanges or associations sponsoring property listing services for commercial property and land for sale or lease;

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  real estate portfolio management companies; and

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  public record providers.

        Some of our competitors may have greater access to capital markets, and more financial and other resources than us. Additional competitors may enter the market of real estate-related information, analytics and marketing services and competition may intensify.

Intellectual Property

        To protect our proprietary rights in our methodologies, database, software, trademarks and other intellectual property, we depend upon a combination of trade secret, misappropriation, copyright, trademark, computer fraud, database protection and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees and consultants; and technical measures.

        We seek to protect our software's source code, our database and our photography as trade secrets and under copyright law. Although copyright registration is not a prerequisite for copyright protection, we have filed for copyright registration for many of our database, photographs, software and other materials. Under current PRC copyright law, the arrangement and selection of data may be protected, but the actual data itself may not be. We license our services under license agreements that grant our clients non-exclusive, non-transferable rights. These agreements restrict the disclosure and use of our information and prohibit the unauthorized reproduction or transfer of any of our proprietary information, methodologies or analytics.

        We also attempt to protect our proprietary database, our trade secrets and our proprietary information through confidentiality and noncompetition agreements with our employees and consultants. Our services also include technical measures designed to detect, discourage and prevent unauthorized copying of our intellectual property.

        As of June 30, 2018, we had 66 software copyrights registered with the PRC State Copyright Bureau.

        As of June 30, 2018, we owned or licensed six trademarks registered with the PRC Trademark Office.

        As of June 30, 2018, we owned or licensed 26 registered domain names, including our website, 3fang.com.

Employees

        We had 585 employees as of June 30, 2018. The following table sets forth the number of our employees categorized by function as of June 30, 2018.

Function	Number of Employees	% of Total
Marketing	260	44.4
Research and analysis	211	36.1
Technology	46	7.9
Administrative	48	8.2
Product editing	20	3.4

Total	585	100.0

        Our employees are based in our principal executive offices in Beijing, China and regional centers across China.

        We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as research and analysis and sales as we expand our business.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

        Our principal executive offices are located in Beijing, China with approximately 2,500 sq.m. of office space leased from Fang. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

Insurance

        We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance policies covering our equipment, systems and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal and Other Proceedings

        From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. See "Risk Factors—Risks Relating to Our Business and Industry—Third party claims, litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price." Other than the foregoing, we are currently not a party to, and are not aware of any threat of, any other legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations.

REGULATION

        Our business is subject to substantial regulation by the PRC government. This section sets forth a summary of certain significant PRC regulations that affect our business and the industries within which we operate.

General

        The telecommunications industry, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including the qualifications required to enter into the telecommunications industry, the scope of permissible business activities and the restrictions on foreign investment.

        The MIIT, under the leadership of the State Council, is responsible for, among other things:

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  formulating and enforcing policies, regulations and standards for telecommunications industry;

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  granting licenses for the provision of telecommunications and Internet services;

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  formulating tariff and service charge policies for telecommunications and Internet services;

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  supervising the operations of telecommunications and Internet service providers; and

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  maintaining fair and orderly market competition among telecommunications and Internet service providers.

        In addition to the regulations promulgated by the national government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.

Restrictions on Foreign Ownership in the Value-Added Telecommunications Services

        The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016, respectively, by the State Council, categorize various telecommunications businesses in China into basic or value-added telecommunications businesses.

        In order to comply with China's commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalog issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting such approvals.

        In July 2006, the MIIT publicly issued the Circular on Strengthening the Administration of Foreign Investment in Value-Added Telecommunications Services, or the MIIT Notice. According to the MIIT

Notice, if a foreign investor intends to invest in a PRC telecommunications business, the foreign investor in must establish a foreign invested enterprise and apply for a telecommunications service license. Under the MIIT Notice, domestic telecommunications enterprises may not lease, transfer or sell a telecommunication service license to a foreign investor in any form, nor may they provide any resources, premises, facilities and other assistance in any form to a foreign investors for their illegal operation of any telecommunications business in China.

        The MIIT Notice requires that value-added telecommunications enterprises or their shareholders must directly own domain names and trademarks used by such enterprises in their provision of value-added telecommunications services, and each value-added telecommunications enterprise must have premises and facilities appropriate for its business operations.

        As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet industry in China, we conduct listing service business through a series of contractual arrangements among our PRC subsidiaries and our VIE.

Regulations relating to Provision of Online Real-estate Services

        Pursuant to the Administrative Measures on Internet Information Services, as amended in 2011, profitable Internet information service providers in China shall obtain an ICP license for the provision of value-added telecommunication services, including the online real-estate services, from local telecommunication administrative authorities under the direct control of the national government or the MIIT. Those who violate the Administrative Measures on Internet Information Services by providing profitable Internet information service without obtaining the ICP license or by providing services not contained in the ICP license will be ordered to redress their violations and their illegal income will be confiscated. In addition, a penalty between three times and five times of the illegal income will be imposed. If there is no illegal income or it is lower than RMB50,000, a penalty between RMB100,000 and RMB1,000,000 will be imposed. In the worst case scenario, the website may be forced to close.

Regulations relating to Information Security and Confidentiality of User Data

        The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Based on the Decision of the Standing Committee of the National People's Congress on Internet Security Protection enacted by the Standing Committee of the National People's Congress, any effort to undertake the following actions may result in criminal punishments in China:

  •
  improperly enter into a computer or system of national strategic importance;

  •
  disseminate politically disruptive information;

  •
  leak government secrets;

  •
  spread false commercial information; or

  •
  infringe intellectual property rights.

        The Ministry of Public Security has also promulgated measures that prohibit the use of the Internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and we may be subject to the jurisdiction of local security bureaus. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites.

        The security and confidentiality of information on the identity of Internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council in September 2000 and revised in January 2011 require Internet content service providers to maintain an adequate system to protect the security of user information. In January 2006, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection.

        In addition, the Standing Committee of the National People's Congress promulgated the Cyber Security Law of the People's Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as "owners and administrators of networks and network service providers," including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users' real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT's Regulations on Protection of Personal Information of Telecommunications and Internet Users, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations relating to Trademarks

        Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, which are currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of 10 years to registered trademarks. In addition, trademark license agreements must be filed with the PRC Trademark Office.

        After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable 10-year period, unless otherwise revoked.

Regulations relating to Employees

        The principal PRC laws and regulations that govern employment include:

  •
  the PRC Labor Law which became effective on January 1, 1995 and was amended on August 27, 2009; and

  •
  the PRC Labor Contract Law which became effective on January 1, 2008, and its amendments which became effective on July 1, 2013.

        Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to an amount at least satisfying the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities, and serious violations may result in criminal liabilities.

        In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Foreign Exchange Administration

        The principal regulation governing foreign currency exchange in China is the Regulations of the PRC on Foreign Exchange Administration, as amended in August 2008. Under the Regulations of the PRC on Foreign Exchange Administration and other relevant PRC regulations and rules, the Renminbi is convertible into other currencies for the purpose of current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The conversion of the Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside China, requires the prior approval from, or registration with, SAFE or its local branches.

        As an offshore holding company with PRC subsidiaries, we may (1) make additional capital contributions to our PRC subsidiaries, (2) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (3) make loans to our PRC subsidiaries or consolidated variable interest entities, or (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals.

        Under SAFE Circular 19, which became effective on June 2015, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars may result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our VIE and subsidiaries in China.

        In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in May 2015 and October 2018, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee account, no longer requires approval from SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires approval from or verification by SAFE .

        In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, as amended in October 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investments in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and/or its branches.

        In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations on direct investment will be handled by banks instead of SAFE and its branches.

        In January 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or SAFE Circular 3, which stipulates several capital control measures on the outbound remittance of profit from domestic entities to offshore entities, including: (1) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, original version of tax filing records and audited financial statements, and (2) domestic entities must hold income to account for previous years' losses before remitting the profits.

Regulations relating to the Establishment of Offshore Special Vehicle by PRC Residents

        Pursuant to SAFE Circular 37, which became effective on July 4, 2014, a PRC resident, including a PRC individual or a PRC company, shall register with the local SAFE branch before it contributes assets or its equity interests into an overseas special purpose vehicle established or controlled by the PRC resident for the purpose of investment and financing. When the overseas special purpose vehicle that fulfilled the initial registration formalities undergoes certain major changes, including but not limited to, the change in the PRC-resident shareholder of the overseas special purpose vehicle, name of the overseas special purpose vehicle, term of operation, or any increase or reduction of the registered capital of the overseas special purpose vehicle, share transfer or swap, and merger or division, the PRC resident shall timely register such change with the local SAFE branch.

        We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries' ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

        According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

        According to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, as amended in May 2015, the statutory limit on the amount of loans from an overseas shareholder to a foreign-invested enterprise is the difference between the total investment amount and the registered capital of the foreign-invested enterprise. According to Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises, as amended by MOFCOM on June 30, 2018, the increase of total investment amount and registered capital of a foreign-invested enterprise must be registered with local MOFCOM offices, which is an administrative procedure that may take up to several months in practice.

        According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with MOFCOM or its local counterpart is obtained.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information concerning our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Vincent Tianquan Mo	53	Chairman of the board of directors
Yu Huang*	51	Director, chief executive officer and president
Jie Jiao*	38	Independent director
Lili Chen	29	Financial controller

*
Has accepted appointment as our director, effective upon SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Vincent Tianquan Mo is our founder and has served as our sole director since our incorporation. Mr. Mo is also the founder of Fang and has served as the executive chairman of Fang's board of directors since 1999. Mr. Mo had also served as Fang's chief executive officer from 2014 to January 2019. Prior to founding our company and Fang, Mr. Mo served as an executive vice president at Asia Development and Finance Corporation from 1996 to 1998 and a general manager for Asia at Teleres, a venture of Dow Jones &Co. and AEGON USA to provide online commercial property information services, from 1994 to 1996. He currently serves as a director on the board of directors of Hopefluent Group Holdings Limited (0733.HK), a Hong Kong-listed company, and is the secretary general of the China Real Estate Index System, a real estate research publication operated by us. Mr. Mo holds a bachelor's degree in engineering from South China University of Technology, a master of science degree in business administration from Tsinghua University and a master of arts degree in economics from Indiana University.

        Yu Huang is and is expected to continue to be our chief executive officer after the separation and distribution, responsible for overall management of our company, and will be a director after the separation and distribution. Ms. Huang is currently a faculty advisor of Central University of Finance and Economics and a specially invited real estate expert at China Development Bank. Prior to joining our company in 2000, Ms. Huang served as a senior investment consultant at Weiningxie Company Limited (China) from 1998 to 2000. She served as the manager in the engineering contract and budget department at H.K.I. Company Limited, a subsidiary of HKI Group, from 1996 to 1998. She served as a project manager at Beijing Uni.-Construction Group Company Limited from 1990 to 1996. Ms. Huang holds a bachelor's degree in engineering from North China University of Technology, a master's degree in business administration from Beijing Jiaotong University (formerly Northern Jiaotong University) and a PhD degree in management from Huazhong University of Science and Technology.

        Jie Jiao will serve as our independent director after the separation and distribution. Ms. Jiao has served as the chief financial officer at iClick Interactive Asia Group Limited (ICLK.NASDAQ), a NASDAQ-listed company, since June 2014. Prior to joining us, Ms. Jiao served as vice chief executive officer at Artgo Holdings Limited (3313.HK), a Hong Kong-listed company, mainly in charge of their initial public offerings, compliance after the initial public offerings and investor relationship from March 2012 to May 2014. Ms. Jiao served as the general counsel of and head of the investor relationship department of Fang from April 2010 to March 2012. Ms. Jiao also served as the board secretary and vice chief executive officer of China Sunshine Paper Holdings Company Limited (2002.HK), a Hong Kong-listed company, from April 2007 to March 2010. She was a senior counsel at Jingtian & Gongcheng from 2004 to 2007. Ms. Jiao received her bachelor degree of law and bachelor degree of economics from Peking University, and her master degree of law in Oxford University.

Ms. Jiao is a Chartered Financial Analyst and has obtained her PRC Legal Profession Qualification Certificate.

        Lili Chen is and is expected to continue to be our financial controller after the separation and distribution, in charge of financial affairs of our company. Ms. Chen served as the director of the Beijing financial management center of Fang from 2017 to 2018, a senior financial manager at Fang from 2015 to 2016, and as a financial manager at Fang from 2014 to 2015. She served as a financial assistant at Melbourne Masolino Supermarket from 2012 to 2013. Ms. Chen holds a bachelor's degree and a master's degree in finance from La Trobe University at Melbourne, Australia.

        The business address of our directors and executive officers is: c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People's Republic of China. No family relationship exists between any of our directors and executive officers.

Employment Agreements

        We have entered into an employment agreement with each of our executive officers and key employees. [Under these agreements, each of our executive officers and key employees is employed at will. We may terminate an executive officer's or a key employee's employment for cause. We may also terminate employment without cause upon prior written notice. If we terminate employment without cause, the executive officer or key employee will be entitled to severance benefits as set forth in the employment agreement.]

        Each of our executive officers and key employees has agreed to [hold in confidence and not to use, both during and after such executive officer's or key employee's term of employment, any of our confidential information, including, but not limited to, information relating to our trade secrets, technical data, product plans, customer lists or such information of our prospective clients. Each executive officer and key employees has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, processes, compositions of matter, computer software programs, databases and trade secrets which they conceive, develop or reduce to practice during the executive officer's or key employee's employment with us.]

        Each executive officer and key employee has also agreed that, [during his or her term of employment and for a period of two years after terminating employment with us, such executive officer or key employee will not, without our prior written consent, carry on any business in direct competition with us.]

Indemnification Agreements

        We [have entered into] an indemnification agreement with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us pursuant to these indemnification agreements, we have been informed that, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Board of Directors

        Our board of directors will consist of            directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Board Committees

        Effective as of the completion of the separation and distribution, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee prior to the completion of the separation and distribution, and will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of                ,                 and                , and will be chaired by                .                 ,                 and                satisfy the "independence" requirements of Rule 5605 of the NASDAQ Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that                qualifies as an "audit committee financial expert" within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Stock Market Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  reviewing and reassessing annually the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management, internal auditors and the independent registered public accounting firm;

  •
  discussing policies with respect to risk assessment and risk management;

  •
  reporting regularly to the full board of directors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal control and accounting and auditing procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of                ,                 and                , and will be chaired by                 .                ,                 and                satisfy the "independence" requirements of Rule 5605 of the NASDAQ Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                ,                and                 , and will be chaired by                .                ,                 and                satisfy the "independence" requirements of Rule 5605 of the NASDAQ Stock Market Rules. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

  •
  developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

  •
  evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Executive Officers

        Pursuant to the post-transaction memorandum and articles of association, which will become effective and replace the current memorandum and articles of associated in their entirety immediately prior to the completion of the separation and distribution, our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders and our executive officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (1) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

        Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under Cayman Islands law.

Compensation of Directors and Executive Officers

        In 2017, the aggregate cash compensation to directors and executive officers was approximately RMB             million (US$             million). We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

2019 Equity Incentive Plan

        We [have adopted] our 2019 equity incentive plan, or the 2019 Equity Incentive Plan, on                     . The purpose of our 2019 Equity Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2019 Equity Incentive Plan aims to attract and retain the best available personnel, to provide an additional incentive to our employees, directors and consultants, and to promote the success of our business.

        As of            , we had awarded options to purchase            of our ordinary shares under the 2019 Equity Incentive Plan, with an exercise price per share ranging from US$            to US$            , and granted            restricted shares, of which options to purchase            ordinary shares were exercisable and            restricted shares were vested.

        Eligible Participants.    Under our 2019 Equity Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties: (1) any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries; (2) any directors of us, our parent or any of our subsidiaries; (3) any advisers, consultants and agents to us or any of our subsidiaries; and (4) such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

        Maximum Number of Ordinary Shares.    The maximum number of ordinary shares in respect of which awards may be granted will not exceed (1) 10% of our outstanding ordinary shares as of the date of completion of the separation and distribution plus (2) the number of ordinary shares that may be issued upon exercise of the awards to be granted with respect to the share options held by our employees from the adjustment of awards originally granted under Fang's equity incentive plans.

        Price of Ordinary Shares.    The determination by our board of directors, or its designated committee, of the exercise price of the options to purchase our ordinary shares will be by reference to the fair market value of the ordinary shares, and the exercise price may be the same as, higher, or lower than the fair market value, except for options or awards which are incentive stock options or subject to Rule 409A of the Code. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (1) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or the NASDAQ, whichever is applicable, or (2) if the ordinary shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary share on the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its designated committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

        Performance Criteria.    The 2019 Equity Incentive Plan allows our board of directors, or its designated committee, to establish the performance criteria when granting awards on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value-added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant grantee.

        Time of Exercise of Options.    The time and conditions under which a award may be exercised will be determined by the board of directors, or its designated committee, under the terms of the 2019 Equity Incentive Plan and as specified in the award agreement with each individual grantee. Notwithstanding the foregoing, in the case of any awards granted to an officer, director or consultant that may become exercisable, the award agreement governing such grant may provide that the awards may become exercisable subject to reasonable conditions such as the officer, director or consultant's continuous service at any time or during any period established in the award agreement governing such grant.

        Dissolution, Liquidation or Change in Control.    In the event of the proposed dissolution or liquidation of our company, our board of directors, or its designated committee, will notify the grantees as soon as practicable prior to the effective date of such proposed transaction. Any awards will terminate immediately prior to the consummation of such proposed action. In the event of a change in control or a merger of our company, each award may be assumed or an equivalent stock option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the outstanding awards will automatically vest and become exercisable for a limited period of time as determined by our board of directors, or its designated committee, and such awards will terminate upon the expiration of such period.

        Termination.    Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

        The following table summarizes, as of the date of this prospectus, the outstanding options and restricted shares that we granted to our current directors and executive officers:

Share Options

Directors and Executive Officers	Number of Class A Ordinary Shares to be Issued upon Exercise of Options	Number of Class B Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share (US$)	Date of Grant	Date of Expiration

Total

*
The outstanding options to purchase ordinary shares held by each of these directors and executive officers represent less than 1% of our total ordinary shares outstanding upon completion of the separation and distribution.

Restricted Shares

Directors and Executive Officers	Restricted Shares	Date of Grant	Date of Expiration

Total

*
The outstanding unvested restricted shares held by each of these directors and executive officers represent less than 1% of our total ordinary shares outstanding upon completion of the separation and distribution.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of the date indicated below by:

  •
  each person known to us to own beneficially more than 5% of our ordinary shares;

  •
  each of our named executive officers and directors; and

  •
  our directors and executive officers as a group.

        We will adopt a dual-class ordinary share structure (with a third class of authorized but as yet undesignated shares) which will become effective immediately prior to the completion of the separation and distribution. All of our ordinary shares will automatically convert into and be re-designated as Class A ordinary shares or Class B ordinary shares, as the case may be, immediately prior to the completion of the separation and distribution. The holders of our Class A ordinary shares and Class B ordinary shares have identical rights, except that holders of Class B ordinary shares are entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share, whereas no Class A ordinary shares may be converted into Class B ordinary shares unless approved by our board of directors. Mr. Vincent Tianquan Mo will beneficially own our Class B ordinary shares upon the closing of the separation and distribution, and may choose to convert his Class B ordinary shares into the same number of Class A ordinary shares at any time. See "Description of Share Capital" for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

        The calculation and information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information is intended to estimate the expected beneficial ownership of our shares immediately following the distribution, calculated using Fang ordinary shares as of the date of this prospectus, and based upon (1) the distribution of (i)                 of our Class A ordinary shares for each Fang Class A ordinary share and (ii)              of our ADSs for each Fang ADS; (2) the re-designation of each of our Class A ordinary shares to be distributed to Mr. Vincent Tianquan Mo as one Class B ordinary share; and (3) the exclusion of ordinary shares issuable upon exercise of outstanding options under the 2019 Equity Incentive Plan as of the date of this prospectus. To the extent the expected directors and executive officers own Fang ordinary shares or Fang ADSs as of the record date for the distribution, they will participate in the distribution on the same terms as other holders of Fang ordinary shares or Fang ADSs.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned immediately prior to the Separation and Distribution		Percentage of Voting Power Held immediately prior to the Separation and Distribution	Ordinary Shares to be Distributed in the Separation and Distribution	Class A Ordinary Shares Beneficially Owned immediately after the Separation and Distribution		Class B Ordinary Shares Beneficially Owned immediately after the Separation and Distribution		Percentage of Total Voting Power held after the Separation and Distribution
	Number	%	%	Number	Number	%	Number	%	%†
Directors and Executive Officers:
Mr. Vincent Tianquan Mo(1)(2)	150,000	100	100
Yu Huang	—	—	—
Jie Jiao	—	—	—
Lili Chen	—	—	—
All directors and executive officers as a group	150,000	100	100
Principal Shareholders:
Fang Holdings Limited(1)	150,000	100	100	—	—	—	—	—	—
Mr. Vincent Tianquan Mo and his affiliated entities(2)
Digital Link Investments Limited(3)
IDG and its affiliated entities(4)
General Atlantic Singapore Fund Pte. Ltd.(5)

*
Less than 1% of our total outstanding voting securities on an as converted basis.

†
For each person and group included in this column, percentage of total voting power represents dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary share unless approved by our board of directors.

(1)
Represented the ordinary shares owned by Fang Holdings Limited, our parent company prior to completion of the separation and distribution. As of the date of this prospectus, Fang Holdings Limited is ultimately controlled by Mr. Vincent Tianquan Mo through his affiliated entities. The address of Fang Holdings Limited is Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, the PRC.

(2)
Represents ordinary shares beneficially owned by Media Partner Technology Limited, Next Decade Investments Limited, Ateefa Limited, Deanhale Limited and Karistone Limited after the separation and distribution. All of the shares of Media Partner Technology Limited and Next Decade Investments Limited, including ordinary shares represented by ADSs, are held in two irrevocable discretionary family trusts established by Mr. Mo for the benefit of his designated family members. The address of Mr. Vincent Tianquan Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People's Republic of China.

(3)
Represents ordinary shares owned by Digital Link Investment Limited, the sole shareholder of which is Mr. Shan Li. The address of Digital Link Investment Limited is Apt 3B, Taggart Tower, 109 Repulse Bay Road, Hong Kong.

(4)
Represents ordinary shares ultimately controlled by IDG and its affiliates as reported in a Schedule 13D filed by it and its affiliates on December 18, 2018, including Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. The address of IDG and its affiliated entities is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)
Represents ordinary shares (as represented by ADSs) beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D/A filed by it and its affiliates on November 14, 2016. The address of General Atlantic Singapore Fund Pte. Ltd. is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.

        As of the date of this prospectus, all of our outstanding ordinary shares were held by Fang.

        We are not aware of any arrangement that may, at a subsequent date after the separation and distribution, result in a change of control over our company. See "The Separation and Distribution."

        Except for the transactions described under "The Separation and Distribution," we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$1,000,000 divided into 1,000,000 ordinary shares of a par value of US$1.00 each.

        Assuming we obtain the requisite shareholder approval, we will adopt our amended and restated memorandum and articles of association, or post-transaction memorandum and articles of association, which will become effective immediately prior to the completion of the separation and distribution and will replace our existing memorandum and articles of association in their entirety. Our post-transaction memorandum and articles of association will provide that, prior to the closing of the separation and distribution, our authorized share capital will be US$                divided into                shares comprising of (1)                 Class A ordinary shares of a par value of US$                each, (2)                 Class B ordinary shares of a par value of US$                each and (3)                 shares of a par value of US$                each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect. Prior to the completion of the separation and distribution, all issued and outstanding ordinary shares will be converted into and re-designated as Class A ordinary shares. Immediately following the distribution, the Class A ordinary shares distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares will be re-designated as Class B ordinary shares. Immediately upon the completion of the separation and distribution, we will have                Class A ordinary shares, including                Class A ordinary shares represented by our ADSs to be distributed in the distribution, and            Class B ordinary shares which will have been re-designated from the Class A ordinary shares distributed to Mr. Vincent Tianquan Mo with respect to his Fang ordinary shares outstanding. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-transaction memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

        General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

        Register of Members.    Under Cayman Islands law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this separation and distribution, the register of members will be immediately updated to record and give effect to the issue of shares by us to [JPMorgan Chase Bank, N.A.] (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name in the register of members.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit, retained earnings or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

        Classes of Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (and a further class of authorized but undesignated shares). Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends (subject to the ability of the board of directors, under our post-transaction memorandum and articles of association, to determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and to settle all questions concerning such distribution (including fixing the value of such assets, determining that cash payment shall be made to some shareholders in lieu of specific assets and vesting any such specific assets in trustees on such terms as the directors think fit)) and other capital distributions.

        Conversion.    Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, each of such Class B ordinary shares shall be converted into one Class A ordinary share in accordance with our post-transaction memorandum and articles of association.

        Voting Rights.    Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with the common law of the Cayman Islands.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association then in effect. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

        Transfer of Ordinary Shares.    Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  a fee of such maximum sum as the NASDAQ may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof; and

  •
  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

        If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

        Issuance of Additional Shares.    Our post-transaction memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-transaction memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of the Company and any other sanction required by the Companies Law), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis (subject to, on a winding up where the assets available for distribution amongst the shareholders of the Company shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, a deduction from ordinary shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise). If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders proportionately. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-transaction memorandum of association contains a declaration that the liability of our members is so limited.

        Calls on Ordinary Shares and Forfeiture of Ordinary shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (together with any interests which may have accrued). The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, all or any of the attached to any such class may (subject to any rights or restrictions for the time being attached to any class of share) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

        General Meetings of Shareholders and Shareholder Proposals.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-transaction memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-transaction memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-transaction memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See "Where You Can Find More Information."

        Changes in Capital.    Our shareholders may from time to time by ordinary resolution:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

        Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not required to be open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of the separation and distribution, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NASDAQ rules in lieu of following home country practice after the completion of the separation and distribution. The NASDAQ rules require that every company listed on the NASDAQ hold an annual general meeting of shareholders. In addition, our post-transaction articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

History of Securities Issuance

        [We did not issue any securities during the past three years.]

Differences in Corporate Law

        The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent statutory enactments in England and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or a derivative action in the name of, a company to challenge the following acts in the following circumstances:

  •
  a company acts or proposes to act illegally or ultra vires,

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-transaction memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we [have entered into] indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association then in effect.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company's individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-transaction memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-transaction memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-transaction memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-transaction memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-transaction memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-transaction memorandum and articles of association, if our share capital is divided into more than one class of shares, all or any of the attached to any such class may (subject to any rights or restrictions for the time being attached to any class of share) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-transaction memorandum and articles of association may only be amended with a special resolution of our shareholders.

        Anti-Takeover Provisions in the Memorandum and Articles of Association.    [Some provisions of our post-transaction memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.] However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-transaction memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-transaction memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        This section applies to holders of Fang ADSs only. If you own any Fang ADS, please read this section in its entirety carefully.

American Depositary Receipts

        [JPMorgan Chase Bank, N.A., or JPMorgan], as depositary will issue the ADSs which you will be entitled to receive in the distribution. Each ADS will represent an ownership interest a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at [383 Madison Avenue, Floor 11, New York, NY 10179].

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of [JPMorgan] to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

  (i)
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  (ii)
  if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the "Depositary Receipt Sale and Purchase of Security" section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with [Fang] to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of [JPMorgan Chase Bank, N.A.], as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the separation and distribution to which this prospectus relates) for the account and to the order of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of deposited securities,

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares, or

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

  •
  to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs.

        Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        [We have advised the depositary that under our constituent documents, as in effect as of the completion of the separation and distribution, and as permitted by Cayman Islands Law, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.] There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

  •
  in connection with the conversion of foreign currency into U.S. dollars, [JPMorgan] shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

  •
  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

        [JPMorgan] and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

        The fees and charges described above may be amended from time to time by agreement between us and the depositary.

        The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

  •
  amend the form of ADR;

  •
  distribute additional or amended ADRs;

  •
  distribute cash, securities or other property it has received in connection with such actions;

  •
  sell any securities or property received and distribute the proceeds as cash; or

  •
  none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered holder's name and to deliver such Share certificate to the registered holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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  payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (1) the identity of any signatory and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (1) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (2) the payment of fees, taxes, and similar charges, and (3) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China (including the Hong Kong Special Administrative Region, the People's Republic of China) or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary's or our respective agents' direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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  it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of [JPMorgan]. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (1) committed fraud or willful misconduct in the provision of custodial services to the depositary or (2) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

        The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People's Republic of China law, rules or regulations or any changes therein or thereto.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR Register, when reasonably requested by the Company solely in order to enable the Company to comply with applicable law.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law and Consent to Jurisdiction

        The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

        By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

        Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADRs) in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States, or, by having such disputes referred to and finally resolved by an arbitration either in New York, New York or in Hong Kong, subject to certain exceptions solely related to the aspects of such claims that are related to U.S. securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

 SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of the separation and distribution, we will have (1)                 Class A ordinary shares (including                 in the form of ADSs) outstanding and (2)                 Class B ordinary shares outstanding, representing approximately                % and                %, respectively, of our issued and outstanding ordinary shares. Fang will cease to be our shareholder after completion of the separation and distribution. All of our ordinary shares distributed in connection with the separation and distribution will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to the separation and distribution, there has been no public market for our ordinary shares or the ADSs, and while the ADSs [have been approved for listing] on the NASDAQ, we cannot assure you that a regular trading market for ADSs may develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three-month period, a number of restricted shares that is not more than the greater of:

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  1% of the number of our ordinary shares of the same class then outstanding, in the form of ADSs or otherwise, which will equal approximately                 % of the Class A ordinary shares immediately after the separation and distribution; or

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  the average weekly trading volume of the ADSs representing our Class A ordinary shares on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors, other than affiliates, who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144 without complying with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our 2019 Equity Incentive Plan. We expect to file such registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

TAXATION

        The following discussion of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares in the separation and distribution is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to owning the ADSs or ordinary shares or the separation and distribution, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, including matters in connection with the distribution, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, including matters in connection with the distribution, it represents the opinion of Jingtian & Gongcheng, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal tax law in connection with the separation and distribution, it represents the opinion of Crowe LLP, our external tax advisor.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares or ADSs, nor will gains derived from the disposal of our shares or ADSs be subject to Cayman Islands income or corporation tax.

        Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary:

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  that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

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  that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

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  on or in respect of the shares, debentures or other obligations of our company; or

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  by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

        The undertaking for us is for a period of 20 years from            .

PRC Taxation

Holding our ADSs or Ordinary Shares

        The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the "de facto management body" as an "organizational body which effectively manages and controls the production and business operation, personnel, an accounting, properties and other aspects of operations of an enterprise." [Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a PRC resident enterprise for PRC tax purposes.] However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC tax on our global income at a uniform tax rate of 25%.

        PRC income tax at the rate of 10% will apply to payments of dividends we make to investors that are "non-resident enterprises" of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are deemed to be sourced within the PRC.

        Furthermore, any gain realized on the transfer of our ADSs or Class A ordinary shares by such investors would also be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC.

        Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals would be subject to the 20% PRC individual income tax.

        These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

The Separation and Distribution

        The following is a summary of material Chinese income tax consequences of the separation and distribution and the treatment to such holders of the ownership and disposition of our ordinary shares or ADSs. This summary is based on the EIT Law, Implementation Regulations of China Enterprise Income Tax Law, Chinese Individual Income Tax Law, Implementation Regulations of Chinese Individual Income Tax Law, SAT's Bulletin 7, Bulletin on the Administrative Measures in respect of Individual Income Tax on Income arising from Equity Transfers, rulings and other administrative pronouncements issued by SAT, and judicial decisions, all as in effect on the date of this prospectus, and all of which are subject to differing interpretation and change at any time, possibly with retroactive effect. This summary applies only to holders of our ordinary shares or ADSs that are not tax residents of China. This summary does not address Chinese income tax consequences to any holder that receives our stock other than in the distribution, and does not address our ordinary shares or ADSs received by employees of Fang and ours as compensation. This summary is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and other applicable agreements and as described in this prospectus. This summary does not address any tax considerations under laws other than Chinese income tax laws. The distribution and the ownership and disposition of our ordinary shares or ADSs may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.

The Distribution may be Treated as an Indirect Transfer of Chinese Interests Resulting in Chinese Tax to Fang

        Pursuant to Bulletin 7, an "indirect transfer" of Chinese interests by a non-resident enterprise may be recharacterized and treated as a direct transfer of Chinese taxable assets if such arrangement does not have reasonable commercial purpose and the transferor has avoided payment of Chinese enterprise income tax. As a result, gains derived from such an indirect transfer may be subject to Chinese enterprise income tax at a rate of 10%.

        It is a condition to the distribution that Fang receives a memorandum or an opinion from Jingtian & Gongcheng, to the satisfaction of Fang's board of directors, regarding the qualification of the distribution as a transaction that is generally tax-free for the PRC law purposes and certain other tax matters relating to the distribution and related transactions. Under Implementation Regulations of China Enterprise Income Tax Law, if the main purpose of a transaction is to decrease, avoid or defer tax, such transaction will be deemed as without a reasonable commercial purpose. As the distribution is made to facilitate [this offering] rather than for tax-related considerations, we believe that the distribution is with a reasonable commercial purpose. However, there are significant uncertainties regarding the circumstances in which the tax will apply as the interpretation of the "main purpose test" under Bulletin 7 is subject to wide discretion of the regulators. Despite the public listing of our company taking place, we cannot exclude the possibility that Chinese tax authorities may be of the view that the separation and distribution is mainly for the purpose of transferring the equity interest in China Index Holdings Limited and falls within the scope of indirect transfer. In addition, except for certain situations specified therein which would be directly deemed as with or without a reasonable commercial purpose, Bulletin 7 provides several factors in assessing the commercial purpose without specifying the circumstances that may constitute an indirect transfer. Therefore, there can be no assurances that Chinese tax authorities will not seek to impose this tax on Fang. Pursuant to the tax matters agreement, Fang will bear any taxes and related losses resulting from the application of Bulletin 7 to the distribution. Alternatively, if Bulletin 7 applies to the distribution as a result of a breach by us of certain representations or covenants, or due to certain actions of us following the distribution, we generally will indemnify Fang for all such taxes and related losses. Therefore, if Fang is subject to such Chinese tax with respect to the distribution, we may be required to make material payments to Fang under this indemnity.

Chinese Tax Consequences to Shareholders of Receipt of Our Ordinary Shares or ADSs

        Fang equity holders are not expected to recognize gain or loss for Chinese tax purposes on receipt of our ordinary shares or ADSs in the distribution and it is a condition to the distribution that Fang receives a memorandum or an opinion from Jingtian & Gongcheng, regarding the qualification of the distribution as a transaction that is generally tax-free to the shareholders for the PRC law purposes. Fang equity holders should not be subject to any Chinese withholding or reporting obligations on such receipt, provided that the distribution is not recharacterized and taxed under Bulletin 7, and that we are not regarded as a China resident enterprise at the time of the distribution. However, if the distribution is recharacterized and taxed under Bulletin 7, Fang equity holders, as the transferees of our shares or ADSs, may in principle be required to withhold their proportionate share of the Chinese enterprise income tax payable by Fang on the capital gains Fang is deemed to have realized on the indirect transfer of Chinese interests, although there are arguments against the imposition of such a withholding obligation. If a withholding obligation were deemed to apply, and the Chinese tax authorities sought to enforce such withholding obligation, failure on the part of Fang's shareholders or ADS holders to withhold as required by Bulletin 7 could result in the imposition of penalties on such shareholders or ADS holders. Separately, if we are regarded as a Chinese resident enterprise at the time of the distribution, Fang equity holders may have a similar withholding obligation with respect to capital gains Fang is deemed to have realized on its transfer of interest in a Chinese resident enterprise.

Treatment of the Company as a Chinese Resident Enterprise

        Under the EIT Law and its implementation rules, an enterprise established outside China with a "de facto management body" within China is considered a Chinese resident enterprise for Chinese enterprise income tax purposes. [We and each of our subsidiaries that is organized outside of China intend to conduct their management functions in a manner that does not cause them to be Chinese resident enterprises, including by carrying on their day-to-day management activities and maintaining their key records, such as resolutions of their board of directors and resolutions of stockholders, outside of China. As such, we do not believe that we or any of our non-Chinese subsidiaries should be considered a Chinese resident enterprise for purposes of the EIT Law, and should not be subject to Chinese enterprise income tax on that basis.] However, given the uncertainty regarding the application of the EIT Law to our company and our future operations, there can be no assurances that we or any of our non-Chinese subsidiaries will not be treated as a Chinese resident enterprise now or in the future.

Chinese Tax Consequences of Distributions to Our Shareholders

        No Chinese withholding tax should apply to dividends paid by us to non-Chinese shareholders, provided we are not considered to be a Chinese resident enterprise.

        If we are considered to be a Chinese resident enterprise, dividends paid by our company to non-Chinese stockholders will generally be subject to a withholding tax at a rate of 10%, or an individual income tax at a rate of 20% if the stockholder is an individual, unless otherwise reduced or exempted in accordance with an applicable income tax treaty. Our company will have primary responsibility for Chinese tax filings with respect to any such withholding taxes, and non-Chinese shareholders generally should not have any Chinese tax filing obligations in this regard provided our company satisfies its obligations as the tax withholding agent.

Chinese Tax Consequences to Shareholders of Dispositions of Our Shares

        As noted above, gains derived from an indirect transfer of Chinese interests by a non-resident enterprise may be subject to Chinese enterprise income tax at a rate of 10%. Under current law, this tax does not apply to gains recognized by individual shareholders. However, in practice there have been a few reported cases of individuals being taxed on the indirect transfer of Chinese interests and the law could be changed so as to apply to individual shareholders, possibly with retroactive effect. For our shareholders or ADS holders that are not individuals, a transfer of our ordinary shares or ADSs may be treated as an indirect transfer of Chinese interests.

        An exception to the Chinese enterprise income tax applies if (1) the selling non-resident enterprise recognizes the relevant gain by purchasing and selling equity of the same listed enterprise in the open market, or the listed enterprise exception, or (2) the selling non-resident enterprise would have been exempted from income tax in China if it had directly held and transferred such Chinese interests that were indirectly transferred. Because our shareholders or ADS holders will acquire our ordinary shares or ADSs through the distribution, it is unclear whether our shareholders or ADS holders will be treated as acquiring our ordinary shares or ADSs through an open market purchase. If our ordinary shares or ADSs are not treated as acquired in an open market purchase the listed enterprise exception will not be available. Similarly, if our ordinary shares or ADSs are disposed of in transactions other than open market sales, such sales would not qualify for the listed enterprise exception. If the listed enterprise exception does not apply, non-individual stockholders may be subject to 10% Chinese enterprise income tax on any gains recognized, unless a treaty exception applies.

        In addition to the listed enterprise exception, our shareholders or ADS holders that are not individuals may be exempt from the Chinese enterprise income tax with respect to the sale of our stock if they are tax resident in a country or region that has a tax treaty or arrangement with China that provides for a capital gains tax exemption, and they qualify for that exemption. Under the U.S.-China double tax treaty, a stockholder that is a U.S. tax resident and that disposes of stock representing less than 25% of our outstanding shares should be exempt from Chinese capital gains tax.

        If neither the listed enterprise exception nor a treaty exception applies, non-individual stockholders may be subject to 10% Chinese enterprise income tax on any gain recognized. For purposes of calculating the amount of any such tax, a holder's tax basis for our ordinary shares and ADSs received in the distribution would generally be determined based on its investment cost in our ordinary shares and ADSs, assuming that the prior transaction in which that holder acquired those shares or ADSs has been subject to 10% Chinese enterprise income tax. Alternatively, if the distribution is not subject to Chinese enterprise income tax, there is no formal guidance as to the computation of tax basis for holders of our ordinary shares or ADSs that receive such shares in the distribution. As a result, it is not clear that our shareholders or ADS holders would be permitted to allocate a portion of its basis in its Fang ordinary shares or Fang ADSs to our ordinary shares or ADSs, or to claim a tax basis that Fang would have been entitled to if the distribution were taxable, and Chinese tax authorities may take a position that the shareholder's basis in our ordinary shares or ADSs is zero. Holders of our ordinary shares or ADSs that may be subject to Chinese tax on the disposition of such stock should consult their tax advisors as to the appropriate method of calculating their taxable gain in this scenario.

        Our shareholders or ADS holders that are not individuals and are not eligible for the listed enterprise exception or a treaty exemption may also be subject to Chinese tax filing obligations in respect of any such transactions. In addition, the buyers of such shares may also be subject to Chinese tax filing obligation in respect of any such transactions and may be required to withhold the Chinese capital gains tax payable by the seller for such shares.

        Finally, as discussed above, in certain circumstances we may be treated as a China resident enterprise. If we are treated as a China resident enterprise, a non-individual holder of our ordinary shares or ADSs will generally be subject to Chinese capital gains tax at a tax rate of 10%, while an individual holder of our ordinary shares or ADSs may be subject to Chinese capital gains tax at a tax rate of 20%, as well as Chinese tax filing obligations, unless otherwise reduced or exempted in accordance with an applicable income tax treaty. In addition, a purchaser of our ordinary shares or ADSs in such a scenario may be required to withhold the Chinese capital gains tax payable by the seller for such shares and comply with Chinese tax filing obligations.

        THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL CHINESE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE DISPOSITION OF OUR ORDINARY SHARES UNDER CURRENT LAW. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND DISPOSITION OF OUR ORDINARY SHARES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF CHINESE TAX LAWS.

U.S. Federal Income Taxation

        The following is a general discussion of material U.S. federal income tax considerations to a U.S. Holder, as defined below, relating to the separation and distribution. This discussion applies only to U.S. Holders who hold our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (such as, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders or who are former citizens or long-term residents of the United States, holders that own (directly, indirectly, or constructively) 10% or more of our ADSs or ordinary shares or Fang ADSs or Fang ordinary shares (by vote or by value), holders that hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our or Fang's shares being taken into account in an applicable financial statement, or holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address the alternative minimum tax or the Medicare contribution tax on net investment income or any state, local, or non-U.S. tax considerations. You are urged to consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares and receiving our ADSs or ordinary shares to be distributed to you in the separation and distribution.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares (or, for purposes of the discussion below under "—The Distribution", Fang's ordinary shares or ADSs) that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends on Ordinary Shares or ADSs

        Subject to the PFIC rules, discussion below, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. If you are a non-corporate U.S. Holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions paid on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate as long as we constitute a qualified foreign corporation with respect to such distributions. In this regard, we have applied to list the ADSs on the NASDAQ. Provided that the listing is approved, we believe that the ADSs will become readily tradable on an established securities market in the United States and therefore that we will be a qualified foreign corporation with respect to dividends paid on the ADSs.

Based on existing guidance, it is not clear whether a dividend on an ordinary share will be treated as a qualified dividend, because the ordinary shares will not themselves be listed on a U.S. exchange. If, however, we are treated as a PRC resident enterprise under PRC law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the U.S.-PRC income tax treaty, in which case dividends paid on our ordinary shares and ADSs would both be treated as qualified dividends (subject to the relevant holding period requirements). You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

        We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you generally will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC resident enterprise under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the EIT Law. See "Taxation—PRC Taxation—Investment in ADSs or Ordinary Shares." Subject to generally applicable limitations, you may be eligible to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as "passive category income" or, in the case of some U.S. Holders, as "general category income" for foreign tax credit limitation purposes. If the dividends qualify for the reduced tax rate on qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of Ordinary Shares or ADSs

        Subject to the PFIC discussion below, when you sell or otherwise dispose of ordinary shares or ADSs in a taxable transaction, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in the ordinary shares or ADSs, both as determined in U.S. dollars. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of disposition. If you are an individual, long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

        The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the EIT Law (as discussed above under "Taxation—PRC Taxation—Investment in ADSs or Ordinary Shares"), the U.S.-PRC income tax treaty may apply, in which case you may elect to treat such gains as arising from sources within China for foreign tax credit limitation purposes (assuming certain conditions are met). You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

Status as a PFIC

        If we are a PFIC in any taxable year in which you hold ordinary shares or ADSs, you will generally be subject to additional taxes and interest charges on certain "excess distributions" we make and on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs, regardless of whether we continue to be a PFIC in the year in which you receive an "excess distribution" or dispose of or are deemed to dispose of your ordinary shares or ADSs. Distributions in respect of your ordinary shares or ADSs during a taxable year will generally constitute "excess distributions" if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares or ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

        To compute the tax on excess distributions or any gain, (1) the excess distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we first became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the excess distribution or gain that is allocated to such period. In addition, if we are a PFIC or were in the year prior to a distribution, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the "—U.S. Federal Income Taxation—Dividends on Ordinary Shares or ADSs" section above.

        Our ordinary shares or ADSs would be stock of a PFIC with respect to a U.S. Holder if during such U.S. Holder's holding period for our ordinary shares or ADSs, after the application of applicable "look-through rules," (1) 75 percent or more of our gross income for the taxable year consists of "passive income" (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable U.S. Treasury regulations), or (2) at least 50 percent of our assets for the taxable year (averaged over the year) produce or are held for the production of "passive income."

        It is unclear whether we will be a PFIC for the current taxable year. If a "controlled foreign corporation" (as defined for U.S. federal income tax purposes), or "CFC," is a "publicly traded corporation" for the taxable year, the PFIC asset test is applied based on the value of the CFC's assets. Otherwise, the asset test is applied based on the adjusted tax bases of the CFC's assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. If we are a CFC for the current taxable year, while we expect to become a publicly traded corporation in connection with the consummation of the separation and distribution, it is unclear how the asset test will apply to us in respect of our current taxable year. If we are not able to apply the asset test based on the value of our assets for the current taxable year, there is a significant risk that we will be treated as a PFIC for the current taxable year. Certain recent changes in U.S. tax law made it more likely that we could be a CFC; however, the implications of these changes for our potential PFIC status determinations are not yet clear with respect to your ownership of our ordinary shares or ADSs. You should consult your tax advisors about the U.S. federal income tax consequences to you arising from these uncertainties.

        For taxable years in which we are treated as a publicly traded corporation, or for which we are not a CFC, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Furthermore, we have not conducted a separate appraisal of the values of our assets for this purpose and, while we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the IRS will agree with us. In addition, in making the foregoing determinations, although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. As a result, there can be no assurance that we will not be a PFIC in the current or any future taxable years. Furthermore, once we are treated as a PFIC for the current year with respect to a U.S. Holder, we will generally remain as a PFIC absent any special election, even if we cease to be a PFIC in the following taxable years.

        If we are a PFIC in any year, as a U.S. Holder, you will generally be required to file a return on IRS Form 8621 regarding your ordinary shares or ADSs on an annual basis. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

        If we are a PFIC in any year, so long as the ADSs are and remain "marketable," you will be able to avoid the excess distribution rules described above by making a timely so-called "mark-to-market"

election with respect to such U.S. Holder's ADSs. The ADSs will be "marketable" as long as they remain regularly traded on a national securities exchange, such as the NASDAQ. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss (limited to the amount of prior ordinary gain) the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Your basis in the ADSs will be adjusted to reflect any such income or loss. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including our subsidiaries. In addition, because our ordinary shares are not regularly traded on a national securities exchange, you will not be able to make a mark-to-market election with respect to any ordinary shares. You should consult your own tax advisors with respect to making a mark-to-market election.

        In addition, if we are a PFIC in any year, you might be able to avoid the excess distribution rules described above by making a timely so-called "qualified electing fund," or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to provide the information that would be necessary for you to make a QEF election. Accordingly, you will not be able to make or maintain a QEF election with respect to your ADSs or ordinary shares.

        You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable year as well as your eligibility for a "mark-to-market" election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding Rules

        In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 24%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

        You may be required to report information with respect to your ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS. In general, if you hold specified "foreign financial assets" (which generally would include ordinary shares or ADSs) with an aggregate value exceeding $50,000, you will be required to report information about those assets on IRS Form 8938, which must be attached to your annual income tax return. Higher asset thresholds apply if you file a joint tax return or reside abroad. If you fail to report required information, you could become subject to substantial penalties. You should consult your own tax advisor regarding your obligation to file IRS Form 8938.

        You should consult your own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and any estate, gift, and inheritance laws.

The Distribution

        It is a condition to the distribution that Fang receive an opinion or a memorandum prepared by Crowe LLP, satisfactory to Fang's board of directors, opining that the distribution [is] a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 361 of the Code. Such opinion will be based on various facts and assumptions, as well as certain representations, statements and undertakings of Fang and us (including those relating to the past and future conduct of Fang and us). Further, the discussion below assumes that Fang is not and has not been a PFIC during the relevant holding period of a U.S. Holder. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Fang or we breach any covenants relating to the separation, the conclusions reached in the tax opinions may be incorrect. In addition, an opinion of outside counsel or other external tax advisor represents the judgment of such counsel or other advisor, which is not binding on the IRS or any court. Accordingly, notwithstanding receipt by Fang of the tax opinion referred to above, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, U.S. Holders who receive our ADSs or ordinary shares in the distribution could be subject to significant U.S. federal income tax liability. See "—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable" below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction that is Generally Tax-Free Under Sections 355 and 361 of the Code

        Assuming the distribution qualifies as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 361 of the Code, the U.S. federal income tax consequences of the distribution to U.S. Holders who receive our ADSs or ordinary shares generally are as follows:

  •
  U.S. Holders will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of our ordinary shares and ADSs pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our ordinary shares and ADSs (as described below);

  •
  a U.S. Holder's aggregate tax basis in such U.S. Holder's ordinary shares and ADSs of Fang following the distribution and in our ordinary shares and ADSs received in the distribution (including any fractional share interest in our ordinary shares and ADSs for which cash is received) will equal such U.S. Holder's tax basis in Fang's ordinary shares or ADSs owned immediately before the distribution, allocated between Fang's ordinary shares and ADSs and our ordinary shares and ADSs (including any fractional share interest in our ordinary shares and ADSs for which cash is received) in proportion to their relative fair market values on the distribution date;

  •
  a U.S. Holder's holding period for our ordinary shares and ADSs received in the distribution (including any fractional share interest in our ordinary shares and ADSs for which cash is received) will include the holding period for that U.S. Holder's ordinary shares and ADSs of Fang; and

  •
  a U.S. Holder who receives cash in lieu of a fractional share of our ordinary shares and ADSs in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for its ordinary shares and ADSs of Fang exceeds one year at the time of the distribution.

        U.S. Treasury regulations provide that if a U.S. Holder holds different blocks of Fang's ordinary shares and ADSs (generally ordinary shares and ADSs purchased or acquired on different dates or at different prices), the aggregate basis for each block of such ordinary shares and ADSs will be allocated, to the greatest extent possible, between such block and our ordinary shares and ADSs received in the distribution in respect of such block in proportion to their respective fair market values on the distribution date. The holding period of our ordinary shares and ADSs received in the distribution in respect of such block will include the holding period of such block. If a U.S. Holder is not able to identify which particular ordinary shares and ADSs are received in the distribution with respect to a particular block of Fang's ordinary shares and ADSs, for purposes of applying the rules described above, the U.S. Holder may designate which of our ordinary shares or ADSs are received in the distribution in respect of a particular block of Fang's ordinary shares and ADSs, provided that such designation is consistent with the terms of the distribution. U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

        In the event that our ordinary shares or ADSs that a U.S. Holder receives is treated as stock of a PFIC, the U.S. tax treatment is not entirely clear. A U.S. Holder, however, can be treated as holding stock of a PFIC in periods prior to the distribution, and therefore may not be able to make a QEF election for such stock and may be subject to the adverse U.S. tax treatment described above under "—Status as a PFIC."

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable

        As discussed above, notwithstanding receipt by Fang of a tax opinion prepared by Crowe LLP, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. Furthermore, certain events that may or may not be within the control of Fang or us could cause the distribution to not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and U.S. Holders could be subject to significant U.S. federal income tax liability. In particular, if the distribution does not qualify under Section 355 of the Code, each U.S. Holder who receives our ADSs or ordinary shares would be treated as receiving a taxable distribution in an amount equal to the fair market value of the ADSs or ordinary shares received, which would result in (1) a taxable dividend to the extent of the U.S. Holder's pro rata share of Fang's current and accumulated earnings and profits; (2) a reduction in the U.S. Holder's basis in Fang's ADSs or ordinary shares to the extent the amount received exceeds such U.S. Holder's share of earnings and profits; (3) taxable gain from the exchange of such ADSs or ordinary shares to the extent the amount received exceeds both the U.S. Holder's share of earnings and profits and the U.S. Holder's basis in such ADSs or ordinary shares; and (4) basis in our ordinary shares and ADSs equal to their fair market values on the distribution date. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them in the event that Fang is a PFIC, including the potential treatment of the distribution as an "excess distribution."

Backup Withholding and Information Reporting

        Payments of cash to U.S. Holders of Fang's ordinary shares and ADSs in lieu of fractional shares of our ordinary shares and ADSs may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. Holder delivers a properly completed IRS Form W-9 certifying such U.S. Holder's correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a

U.S. Holder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

        THE FOREGOING IS A GENERAL DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

EXPENSES RELATING TO THE SEPARATION AND DISTRIBUTION

        Set forth below is an itemization of the total expenses that are expected to be incurred in connection with the separation and distribution and are payable by us. With the exception of the SEC registration fee and the NASDAQ listing fee, all amounts are estimates.

SEC registration fee	US$
NASDAQ listing fee
Printing and engraving expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

        Certain legal matters with respect to U.S. federal and New York State law in connection with the separation and distribution, excluding tax matters with respect to the U.S. federal law in connection with the separation and distribution, will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Tax matters with respect to U.S. federal law in connection with the separation and distribution will be passed upon for us by Crowe LLP. The validity of ordinary shares, including those represented by the ADSs, distributed in the separation and distribution and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, Jingtian & Gongcheng with respect to matters governed by PRC law and Crowe LLP with respect to tax matters governed by U.S. federal law in connection with the separation and distribution.

EXPERTS

        The combined financial statements of Fang Holdings Limited's ("Fang") real estate information, analytics and marketplace services businesses and operations (the "Company") as of and for the years ended December 31, 2016 and 2017, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report of KPMG Huazhen LLP contains an explanatory paragraph that states that the combined financial statements have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Fang.

        The offices of KPMG Huazhen LLP are located at 8/F, KPMG Tower, Oriental Plaza, Beijing, China.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to our ordinary shares (including those represented by the ADSs) to be distributed to Fang equity holders. We will file a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us, our ADSs and ordinary shares.

        Immediately upon effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fang Holdings Limited

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Fang Holdings Limited's ("Fang") real estate information, analytics and marketplace services businesses and operations (the "Company") as of December 31, 2016 and 2017, the related combined statements of comprehensive income, equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis of Preparation

As discussed in note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Fang.

Basis for Opinion

These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company's auditor since 2018.

Beijing, China
August 17, 2018

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

COMBINED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB"))

	As of December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	371,983	231,188
Accounts receivable	5,987	8,295
Prepaid expenses and other current assets	1,604	369

Total current assets	379,574	239,852

Non-current assets:
Property and equipment, net	3,721	5,075

Total non-current assets	3,721	5,075

Total assets	383,295	244,927

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,920	3,690
Amounts due to related parties	350	3,815
Deferred revenue	99,218	137,860
Income taxes payable	15,453	22,608
Accrued expenses and other liabilities	37,959	50,956

Total current liabilities	154,900	218,929

Total liabilities	154,900	218,929

Commitments and contingencies	—	—
Equity:
Parent Company investment	228,135	25,820
Accumulated other comprehensive income	260	178

Total equity	228,395	25,998

Total liabilities and equity	383,295	244,927

The accompanying notes are an integral part of the combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB)

	For the Year Ended December 31,
	2016	2017
Revenues	275,296	335,037
Cost of revenues	(66,226)	(83,118)

Gross profit	209,070	251,919

Operating expenses:
Selling and marketing expenses	(47,507)	(60,469)
General and administrative expenses	(22,621)	(30,033)
Research and development expenses	(9,041)	(17,219)

Operating income	129,901	144,198

Interest income	40	1,828
Interest expense	(2,108)	—
Gains on sale of available-for-sale investments	—	2,129
Government grants	1,650	868

Income before income taxes	129,483	149,023

Income tax expenses	(18,453)	(20,870)
Net income	111,030	128,153

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	153	(82)
Unrealized holding gains on available-for-sale securities, net of RMB266 income taxes for the year ended December 31, 2017	—	1,863
Less: Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB266 income taxes for the year ended December 31, 2017	—	(1,863)

Total comprehensive income	111,183	128,071

The accompanying notes are an integral part of the combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

COMBINED STATEMENTS OF EQUITY (DEFICIT)

(Amounts in thousands of RMB)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
Balance as of January 1, 2016	(87,842)	107	(87,735)
Net income	111,030	—	111,030
Foreign currency translation adjustments, net of nil income taxes	—	153	153
Share-based compensation related to Fang Holding Limited's share-based awards	4,626	—	4,626
Net transfers from Parent	200,321	—	200,321

Balance as of December 31, 2016	228,135	260	228,395

Net income	128,153	—	128,153
Foreign currency translation adjustments, net of nil income taxes	—	(82)	(82)
Share-based compensation related to Fang Holding Limited's share-based awards	6,283	—	6,283
Unrealized holding gains on available-for-sale securities, net of RMB266 income taxes	—	1,863	1,863
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB266 income taxes	—	(1,863)	(1,863)
Net transfers to Parent	(336,751)	—	(336,751)

Balance as of December 31, 2017	25,820	178	25,998

The accompanying notes are an integral part of the combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB)

	For the Year Ended December 31,
	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	111,030	128,153
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	4,626	6,283
Depreciation	765	697
Deferred income tax expense	2,899	—
Gains on disposal of property and equipment	—	(42)
Gains on sale of available-for-sale investments	—	(2,129)
Changes in operating assets and liabilities:
Accounts receivable	(4,136)	(2,308)
Prepaid expenses and other current assets	252	1,231
Accounts payable	1,291	1,770
Amounts due to related parties	350	(350)
Deferred revenue	26,922	38,651
Income taxes payable	11,614	7,155
Accrued expenses and other liabilities	(716)	13,001

Net cash provided by operating activities	154,897	192,112

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of available-for-sale investments	—	(500,000)
Proceeds from sales of available-for-sale investments	—	502,129
Purchase of property and equipment	(3,261)	(2,121)
Proceeds from disposal of property and equipment	—	112

Net cash provided by (used in) investing activities	(3,261)	120

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a bank borrowing	190,000	—
Repayment of a bank borrowing	(190,000)	—
Cash advance from related parties	—	3,815
Net transfers from (to) the Parent Company	200,321	(336,751)

Net cash provided by (used in) financing activities	200,321	(332,936)

Effect of foreign currency exchange rate changes on cash and cash equivalents	129	(91)

Net increase (decrease) in cash and cash equivalents	352,086	(140,795)
Cash and cash equivalents at beginning of year	19,897	371,983

Cash and cash equivalents at end of year	371,983	231,188

Supplemental disclosure of cash flow information:
Income tax paid	3,940	13,715
Interest paid	2,108	—

The accompanying notes are an integral part of the combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1. Description of the Business and Basis of Presentation

(a)   Description of the Business

Fang Holdings Limited's ("Fang", "Parent" or "Parent Company") real estate information, analytics and marketplace services businesses and operations (the "Company") offers real estate data and analytics tools to customers. The Company also offers customers, primarily real estate developers, one-stop marketing solutions to promote their brands and enable customers to post and market their commercial properties and lands through the Company's online marketing portals. All of the Company's operations are located in the People's Republic of China ("PRC") with nearly all of its customers located in the PRC.

(b)   Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The operating results of the Company have historically been included in the consolidated financial statements of Fang. In order to spin off the Company from Fang to be a separate public traded company, Fang has re-domiciled one of its wholly-owned subsidiaries, Selovo Investments Limited ("Selovo"), to Cayman Islands in July 2018 and renamed Selovo to China Index Holdings Limited ("CIH"). CIH will assume all of the business and operations of real estate information, analytics and marketplace services businesses and operations from Fang by acquiring the relevant portion of the businesses historically not conducted by CIH.

As the part of the spinoff of the Company from Fang, Fang will distribute CIH's shares on a pro rata basis to all of its shareholders as of the record date (the "Distribution"). After the Distribution, CIH will become the holding company for the information, analytic and marketplace service business separated from Fang. Completion of the Distribution will be subject to certain conditions, including, among others, receiving final approval from Fang's board of directors, receipt of various regulatory approvals, receipt of opinions of Fang's external tax advisors with respect to certain tax matters, the effectiveness of filings related to public listing in the United States of America and applicable securities laws, and other terms and conditions as may be determined by Fang's board of directors. The transaction is expected to be completed by the end of 2018, and is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

The combined financial statements have been prepared on a stand-alone basis and are derived from Fang's consolidated financial statements and underlying accounting records. The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company either through specific identification or allocation.

Allocation of Expenses

Fang has historically performed centralized functions on behalf of the Company. Accordingly, certain Fang's costs have been allocated to the Company and reflected as expenses in these combined financial statements. Expense allocation primarily relate to centralized functions, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. In addition, expense allocations include, among other costs, IT maintenance and professional fees. All of the allocations of costs are

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

1. Description of the Business and Basis of Presentation (Continued)

deemed to have been incurred and settled through Parent Company Investment in the period when the costs were recorded. The allocations of costs were based on the number of staff of the Company relative to Fang's total number of staff, or the Company's revenues relative to Fang's total revenues, where appropriate. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Company. The expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate, stand-alone entity. It is not practicable to estimate actual costs that would have been incurred had the Company been a stand-alone company during the periods presented. Following the separation, the Company will perform these functions using its own resources or purchased services.

The following table sets forth the cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses, allocated from Fang for the years ended December 31, 2016 and 2017:

	For the Year Ended December 31,
	2016	2017
Cost of revenues	2,795	3,853
Selling and marketing expenses	4,121	2,218
General and administrative expenses	3,251	3,510
Research and development expenses	1,044	1,900

Total	11,211	11,481

Cash Management and Treasury

The Company funds its operations through cash generated from operating activities. Excess cash has historically been repatriated to Fang through intercompany advances. Transfers of cash both to and from Fang are included within Parent Company Investment on the combined statements of equity (deficit). Fang has issued debt for general corporate purposes but in no case has any such debt been guaranteed or assumed by the Company or otherwise secured by the assets of the Company. As Fang's debt and related interest is not directly attributable to the Company, no such amounts have been allocated to these combined financial statements.

Parent Company Investment

Parent Company Investment in the combined balance sheets represents Fang's historical investment in the Company, the Company's accumulated net earnings after income taxes, and the net effect of transactions with and allocations from Fang. The combined statements of equity (deficit) include net cash transfers to and from Fang and the Company. All intercompany transactions that are not cash settled through Parent Company Investment in the accompanying combined balance sheets are considered to be settled at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in financing activities in the accompanying combined statements of cash flows.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies

(a)   Use of Estimates

The preparation of the combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, estimated selling prices for multiple-element arrangements, the accruals for tax uncertainties and allocation of expenses. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

(b)   Foreign Currency

The functional currency of the Company's non-PRC entities is United States Dollars ("US$"), whereas the functional currency of the Company's PRC operating entities ("PRC Entities") is Chinese Renminbi ("RMB"). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the combined statements of comprehensive income.

The Company uses RMB as its reporting currency. Assets and liabilities of entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive income within equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(c)   Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less at the date of purchase and are readily convertible to known amounts of cash.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

Cash and cash equivalents maintained at banks consist of the following:

	As of December 31,
	2016	2017
RMB denominated bank deposits with financial institutions in the PRC	369,359	230,354
RMB denominated bank deposits with financial institutions in Hong Kong Special Administrative Region ("HK SAR")	629	196
US dollar denominated bank deposits with a financial institution in HK SAR	1,548	438
HK dollar denominated bank deposits with a financial institution in HK SAR	307	107
Japanese yen denominated bank deposits with a financial institution in HK SAR	56	—

(d)   Short-term Investments

Short-term investments include financial products, which are mainly deposits with variable interest rates placed with financial institutions. The Company classifies the financial products as available-for-sale securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

During the year ended December 31, 2017, the Company invested RMB500,000 in financial products managed by a financial institution in the PRC. The terms of the financial products range between 19 days and 76 days. The financial products matured before December 31, 2017. The Company recorded a gain of RMB2,129 on the financial products, which was included in gains on sale of available-for-sale investments in the combined statements of comprehensive income for the year ended December 31, 2017.

(e)   Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2016 and 2017, the Company does not have any off-balance-sheet credit exposure related to its customers. No provision for allowance for doubtful accounts was recorded as of December 31, 2016 and 2017 as management believes it is probable the account receivable will be fully collected. There were no writeoffs of accounts receivable for the years ended December 31, 2016 and 2017.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

(f)    Property and Equipment, Net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3 to 5 years
Office furniture	5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

(g)   Revenue Recognition

Revenues are derived from data and analytics services, promotion services and listing services, to real estate participants in China through the Company's proprietary data-driven platforms and a combination of online channels and offline themed events. Revenues for each type of service are recognized only when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

For multiple-element arrangements involving a combination of data and analytics services, promotion services and listing services, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value ("VOSE"), (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of selling price ("ESP"). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. ESPs reflect the Company's best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

Value-added taxes ("VAT") and surcharges collected from customers and remitted to governmental authorities are presented on a gross basis, and included in both revenues and cost of revenues. For the years ended December 31, 2016 and 2017, VAT and surcharges were RMB16,423 and RMB18,889, respectively.

All service fees received in advance of the provision of services are initially recorded as deferred revenue and subsequently recognized as revenues when the related services are performed by the Company.

Information and Analytics Services

Data Services

The Company derives revenues by providing access and analytics tools, including appraisal and rating modules, and city maps, based on its proprietary database of commercial real estate information, typically through a fixed monthly fee for its subscription-based services. Revenues from subscription-based services are recognized on a straight-line basis over the subscription period.

Analytics Services

Revenues derived from customized research reports are recognized when the Company delivers the reports to customers. There are no contractual customer acceptance provisions. For the years ended December 31, 2016 and 2017, sales returns were minimal.

The Company provides data monitoring and survey services over a period of time, generally less than one year. Revenues are recognized on a straight-line basis over the term of the agreement.

Marketplace Services

Promotion Services

The Company offers promotion services, consisting of a number of online and offline themed events, including industry forums, periodic updates and online promotions to its customers to promote their brands. The arrangement contains a number of defined but not identical or similar acts to be performed over the period of one year. The deliverables under the arrangement are treated as a combined unit of accounting as each of the deliverable does not have standalone value. The costs related to each separate deliverable are not determinable. Revenues of promotion services are recognized on a straight-line basis over the period of one year.

Listing Services

Listing services comprise of commercial property listing and agent services for commercial properties.

Commercial listing services entitle customers to post and make changes to information for commercial properties on the website and mobile apps for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. Revenues are recognized on a straight-line basis over the service period.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

The Company also acts as an agent on behalf of Fang on listing services for commercial properties. Revenues are recognized when Fang and its customers enter into a sales contract, and reported on net basis as the Company is not the primary obligor in the transactions, does not have general inventory risk and does not have reasonable latitude to establish the exchange price with a customer for the services. See note 7 for details.

(h)   Advertising Expenses

Advertising costs are expensed as incurred and included in selling and marketing expenses in the combined statements of comprehensive income. For the years ended December 31, 2016 and 2017, advertising expenses were RMB521 and RMB1,769, respectively.

(i)    Operating Lease

The Company leases premises for offices under non-cancellable operating leases. Payments made under operating lease are charged to the combined statements of comprehensive income on a straight-line basis over the term of underlying lease. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

(j)    Research and Development Expense

Research and development costs are expensed as incurred.

(k)   Employee Benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 21.7% to 47.5% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the combined statements of comprehensive income when the related service is provided. For the years ended December 31, 2016 and 2017, the costs of the Company's obligations to the defined contribution plans amounted to RMB10,432 and RMB13,129, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(l)    Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company's combined statements of comprehensive income when the grant becomes receivable. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as government grant when the conditions are met. For the years ended December 31, 2016 and 2017, RMB1,650 and RMB868 of government grants were recognized, respectively.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

(m)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the combined statements of comprehensive income in the period the change in tax rates or tax laws is enacted. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is "more-likely-than-not" that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a "more-likely-than-not" realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company's experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes in its financial statements the impact of a tax position if that position is "more-likely-than-not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more-likely-than-not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the combined statements of comprehensive income.

(n)   Share Based Compensation

Certain of the Company's employees participate in Fang's share-based compensation plans. See note 8 for further discussion of Fang's share-based compensation plans.

All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values.

The Company recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, the Company recognizes compensation cost on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The cancellation of an award and the concurrent grant of a replacement award are accounted for as a modification of the terms of the cancelled award. Modification accounting is applied if there is a change in the fair value or vesting conditions of the cancelled and replacement award, or a change in the classification of the cancelled and replacement award. In modification in which the employee agrees

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

to a longer vesting period in exchange for a repriced fully vested option, the Company accounts for the incremental fair value of the award calculated at the date of the modification and recognizes the amount over the newly established service period of the modified award. In modification in which the employee agrees to a longer vesting period in exchange for a repriced unvested option, the Company separately accounts for the incremental fair value computed for the modification and recognizes the amount over the total remaining requisite service period with any remaining amount of unamortized compensation cost from the original award over the remaining portion of the original requisite service period.

(o)   Statutory Reserves

In accordance with the laws applicable to China's Foreign Investment Enterprises, the PRC Entities registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of PRC ("PRC GAAP")) to a general reserve fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

In addition, in accordance with the Company Laws of the PRC, the PRC Entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2016 and 2017, the PRC Entities made appropriations to the statutory reserves of RMB2,765 and nil, respectively. As of December 31, 2016 and 2017, the accumulated balance of the statutory reserves was RMB2,765 and RMB2,765, respectively.

(p)   Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

(q)   Segment Reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company's chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has one operating segment, which is the real estate information, analytics and marketplace services segment. Substantially all of the Company's operations and customers are located in the PRC. Consequently, no geographic information is presented.

(r)   Fair Value Measurements

The Company applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other liabilities as of December 31, 2016 and 2017 approximate their fair values because of short maturity of these instruments.

(s)   Earnings Per Share

The Company does not present historical earnings per share as ordinary share was not part of the Company's capital structure for the periods presented.

(t)    Recent Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customers with customers. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, Revenue from Contracts with Customers ("ASU 2015-14"), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company has adopted the new revenue standard on January 1, 2018, using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while amounts prior to January 1, 2018 are not adjusted and continue to be reported in accordance with historic accounting under ASC605.

The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. The Company's revenues will be presented net of value-added tax collected on behalf of governments, which were presented in cost of revenues prior to January 1, 2018. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. As the Company is an "emerging growth company" that elects to apply new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2020. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Significant accounting policies (Continued)

In June 2016, the FASB issued ASU No. 2016-13 ("ASU 2016-13"), Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace "incurred loss" approach with an "expected loss" model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As the Company is an "emerging growth company" that elects to apply new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2021. The Company is currently evaluating the impact of adopting this standard on its combined financial statements.

3 ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017
Accrued payroll and employee benefits	33,280	47,009
Others	4,679	3,947

Total	37,959	50,956

4 REVENUES

Revenues consist of the following:

	For the Year Ended December 31,
	2016	2017
Information and analytics services
Data services	67,430	91,829
Analytics services	53,575	65,529

Subtotal	121,005	157,358

Marketplace services
Promotion services	140,831	168,024
Listing services	13,460	9,655

Subtotal	154,291	177,679

Total	275,296	335,037

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

5 INTEREST EXPENSES

In June 2016, the Company entered into a one-year RMB190 million loan agreement with a financial institution in PRC at an annual interest rate of 3.95%. The loan was secured by the Parent Company's bank deposits of US$33 million (equivalent to RMB218.8 million). In October 2016, the loan was repaid and the related pledged deposits by the Parent company was released. The interest expenses on the loan was RMB2,108 in 2016.

6 TAXATION

British Virgin Islands ("BVI")

Under the current laws of the BVI, the Company's entities incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the Company's entities in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

China

In March 2007, a new enterprise income tax law (the "New EIT Law") in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax ("EIT") rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise ("HNTE") status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009, the State Administration for Taxation ("SAT") issued Circular Guoshuihan [2009] No. 203 ("Circular 203") stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Income tax returns of PRC Entities are filed on an individual entity basis. The Company has calculated its income tax provision using the separate return method in these combined financial statements.

Beijing Zhong Zhi Shi Zheng, one of the Company's PRC Entities obtained the new HNTE certificate in November 2015, hence was entitled to the preferential income tax rate of 15% in the years ended December 31, 2015, 2016 and 2017.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

6 TAXATION (Continued)

Xinjiang Zhong Zhi, one of the Company's PRC Entities was entitled to a tax holiday for four years starting from 2017, because it was established in the Xinjiang Huoerguosi Economic and Technological Development Zone. The benefits derived from this tax holiday was nil in 2017 because the company was in loss.

Beijing Zhong Zhi Xun Bo, one of the Company's PRC Entities obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, Beijing Zhong Zhi Xun Bo was entitled to two-year EIT exemption for the years ended December 31, 2013 and 2014 and a reduced EIT rate of 12.5% for the years ended December 31, 2015, 2016 and 2017.

The PRC tax authorities have up to five years to conduct examinations of the Company's tax filings. Accordingly, the PRC Entities' tax years 2013 through 2017 remain open to examination by the respective taxing jurisdictions.

The components of income before income taxes are as follows:

	For the Year Ended December 31,
	2016	2017
PRC	128,798	148,443
HK	695	590
BVI	(10)	(10)

	129,483	149,023

        Income tax expenses consists of the following:

	For the Year Ended December 31,
	2016	2017
Current income tax expense	15,554	20,870
Deferred income tax expense	2,899	—

Total income tax expenses	18,453	20,870

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

6 TAXATION (Continued)

The actual income tax expenses reported in the combined statements of comprehensive income for each of the years ended December 31, 2016 and 2017 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	For the Year Ended December 31,
	2016	2017
PRC statutory income tax rate	25%	25%
Increase (decrease) in effective income tax rate resulting from:
Research and development bonus deduction	—	(2.9)%
Non-deductible expenses	1.5%	1.9%
Non-taxable income	(0.1)%	(0.1)%
Effect of preferential tax rates	(12.1)%	(9.9)%

Actual income tax rate	14.3%	14.0%

The principal components of deferred income tax assets are as follows:

	For the Year Ended December 31,
	2016	2017
Deferred income tax assets:
Tax loss carry forwards	—	24

Total deferred income tax assets	—	24
Valuation allowance	—	(24)

Total deferred income tax assets, net	—	—

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2016	2017
Balance at the beginning of the year	—	—
Additions of valuation allowance	—	(24)
Reduction of valuation allowance	—	—

Balance at the end of the year	—	(24)

The valuation allowance as of December 31, 2017 was primarily provided for the deferred income tax assets of certain Company's PRC Entities, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

6 TAXATION (Continued)

deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2017, the Company had net operating losses from certain of its PRC Entities of RMB10,607, which can be carried forward to offset future taxable profit. The net operating loss of RMB2 and RMB10,605 will expire by 2022 and 2023, if unused.

7 RELATED PARTY TRANSACTIONS

For the years ended December 31, 2016 and 2017, significant related party transactions were as follows:

	For the Year Ended December 31,
	2016	2017
Listing agent service revenue from Fang	6,001	3,781
Analytics services revenue from Fang(1)	—	350
Costs and expenses allocated from Fang, excluding the share-based compensation costs and expenses related to Fang's share-based awards	11,211	11,481
Share-based compensation expenses related to Fang's share-based awards	4,626	6,283
Rent expenses(2)	—	8,544

As of December 31, 2016 and 2017, the amounts due to related parties are as follows:

	As of December 31,
	2016	2017
Amounts due to related parties
Beijing Li Man Wan Jia Network Technology Co., Ltd.(1)	350	—
Beijing Heng Xin Jia Hua Investment Consulting Limited(3)	—	3,000
Beijing Jin Hua Ming Advertising Limited(3)	—	815

Total	350	3,815

(1)
The amount due to Beijing Li Man Wan Jia Network Technology Co., Ltd., a wholly-owned PRC subsidiary of Fang, as at December 31, 2016 represents the receipt in advance for analytics services. The Company provided the services in 2017.

(2)
The Company leased an office from Fang in 2017. Rent expenses were RMB8,544 for the year ended December 31, 2017.

(3)
The amounts due to Beijing Heng Xin Jia Hua Investment Consulting Limited and Beijing Jin Hua Ming Advertising Limited as of December 31, 2017, both of which were jointly controlled by Mr. Mo Tianquan, the controlling shareholder of Fang, and a third party individual, represent cash advances the Company received from the respective companies. The Company settled the balances with these two companies in cash in January 2018.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

8 SHARE-BASED COMPENSATION

Certain of the Company's employees participate in Fang's 1999 Stock Related Award Incentive Plan (the "1999 Plan"), 2010 Stock Related Award Incentive Plan (the "2010 Plan") and 2015 Stock Related Award Incentive Plan (the "2015 Plan"), which provide employees with certain share-based awards as described below. Accordingly, certain costs related to the Plan have been allocated to the Company and are reflected in cost of revenues and operating expenses in the combined statements of comprehensive income.

Stock related award incentive plan of 1999

On September 1, 1999, Fang's shareholders approved the 1999 Plan, pursuant to which Fang may issue up to 12% of the fully diluted ordinary shares of Fang to its employees. The awards are typically subject to a three-year to a four-year service vesting condition and expire 10 or 15 years after the grant date.

Starting from December 31, 2006, Fang awarded Special Stock Options to its employees and directors. Terms for Special Stock Options are the same as other option grants except the underlying ordinary shares to be received upon exercise of the vested options do not have any entitlement to vote. Every two Special Stock Options is exercisable into one Class A ordinary share. The Special Stock Options have been accounted for as equity awards and measured at the date on which the terms of the grant was communicated to the grantee. These Special Stock Options vest 10% after the first year of service, 20% after the second year of service, 40% after the third year of service and 30% after the fourth year of service. The contractual life of the Special Stock Option is ten years from the date of grant.

Stock related award incentive plan of 2010

On August 4, 2010, Fang's board of directors and shareholders approved the 2010 Plan pursuant to which Fang may issue up to 10% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its employees. The awards are typically subject to a four-year service vesting condition and performance conditions with a contractual life of ten years.

Stock related award incentive plan of 2015

On June 4, 2015, Fang's board of directors and shareholders approved the 2015 Plan pursuant to which Fang may issue up to 1.5% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The awards are typically subject to a four-year service vesting condition and performance conditions with a contractual life of ten years.

During the year ended December 31, 2016, the board of the directors of Fang approved the grant of options to certain officers and employees of the Company to purchase 193,400 ordinary shares of Fang at exercise prices ranging from US$14.65 to US$27.20 per share. These options vest over a period of 4 years. The options have a contractual term of 10 years.

During the year ended December 31, 2017, the board of the directors of Fang approved the grant of options to certain officers and employees of the Company to purchase 8,940 ordinary shares of Fang at

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

8 SHARE-BASED COMPENSATION (Continued)

exercise prices of US$18.10 per share. These options vest over a period of 4 years. The options have a contractual term of 10 years.

On August 29, 2017 (the "Replacement Date"), Fang's board of directors approved to replace 112,040 share options granted during the years ended December 31, 2015 and 2016 under the 2015 Plan for 20 employees of the Company with 31,060 share options and 80,980 restricted shares. The exercise price of 31,060 share options was reduced from US$27.20~US$30.00 per share to US$18.10 per share. The replacement awards were subject to graded vesting over four years from the Replacement Date, in which 25% of the awards vest at the end of each of the next four years. The total incremental share-based compensation of RMB5,548 resulting from the modification is recognized over the new requisite service period. The total unamortized share-based compensation of RMB6,090 resulting from the modification is recognized over the original requisite service period.

On August 29, 2017, Fang's board of directors approved to grant 37,504 restricted shares to 12 employees. The restricted shares were subject to graded vesting over four years, in which 25% of the awards vest at the end of each of the next four years.

Share options

A summary of the equity award activity under the 2010 Plan and 2015 Plan for the years ended December 31, 2016 and 2017 was as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at January 1, 2016	340,332	17.95	6.50	6,466,520
Granted	193,400	20.91
Exercised	(49,245)	3.49
Forfeited	(11,704)	27.85
Expired	(1,986)	30.00

Outstanding at December 31, 2016	470,797	20.38	7.53	1,063,396

Granted (new options)	8,940	18.10
Granted (replacement options)	31,060	18.10
Exercised	(19,588)	9.23
Forfeited	(9,064)	29.69
Replaced	(112,040)	28.89
Expired	(8,256)	18.64

Outstanding at December 31, 2017	361,849	17.90	6.76	3,744,780

Vested and expected to vest as of December 31, 2017	345,056	17.88	6.66	3,584,828

Exercisable as of December 31, 2017	168,506	14.57	4.67	2,297,028

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

8 SHARE-BASED COMPENSATION (Continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of Fang's ordinary share at December 31, 2016 and 2017 and the exercise price.

The fair values of the options granted by Fang for the years ended December 31, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2016	2017
	US$	US$
Weighted average grant date fair value of option per share	10.47	8.45
Aggregate grant date fair value of options	2,024,985	338,000

Total intrinsic value of options exercised for the years ended December 31, 2016 and 2017 was US$635,648 (equivalent to RMB4,412) and US$365,694 (equivalent to RMB2,392), respectively.

The fair value for stock options granted during the years ended December 31, 2016 and 2017 was estimated using the Black-Scholes option pricing model. The volatility assumption was estimated based on the price volatility of the shares of Fang and comparable companies in the internet media business. The expected term was estimated based on the resulting output of the Black-Scholes option pricing model. The risk-free rates were based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the option awards. The dividend yield of nil was based on Fang's estimated dividend distribution for the stock options granted during the years ended December 31, 2016 and 2017.

The assumptions used to estimate the fair values of the share options granted were as follows:

	For the Year Ended December 31,
	2016	2017
Expected volatility	49.66% ~ 50.18%	46.62%
Expected dividends yield	nil	nil
Weighted average expected life-simplified method	6.35 years	6.25 years
Risk-free interest rate per annum	1.97% ~ 2.23%	2.13%
The fair value of underlying ordinary shares (per share)	US$14.50 to US$27.20	US$17.55

As of December 31, 2017, there was RMB8,545 of unrecognized share-based compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 2.35 years.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

8 SHARE-BASED COMPENSATION (Continued)

Restricted Shares

A summary of the restricted shares for the years ended December 31, 2016 and 2017 was stated below:

	Number of Shares	Weighted Average Grant Date Fair Value US$
Outstanding as of January 1, 2016 and December 31, 2016	—	—
Granted (new restricted shares)	37,504	17.55
Granted (replacement restricted shares)	80,980	17.55
Forfeited	—	—

Outstanding as of December 31, 2017	118,484	17.55

As of December 31, 2017, there was RMB8,371 of unrecognized share-based compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 3.66 years.

Total share-based compensation expense of share-based awards granted to employees was as follows:

	For the Year Ended December 31,
	2016	2017
Cost of revenues	2,668	3,545
Selling expenses	403	410
General and administrative expenses	1,535	2,314
Research and development expenses	20	14

Total	4,626	6,283

9 COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of December 31, 2017, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

RMB
2018	15,309
2019 and thereafter	—

15,309

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Gross rent expenses incurred under operating leases were RMB6,861 and RMB12,108 for the years ended December 31, 2016 and 2017, respectively.

10 SUBSEQUENT EVENTS

Management has considered subsequent events through August 17, 2018, which was the date the combined financial statements were issued.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB"))

	As of
	December 31, 2017	June 30, 2018
ASSETS
Current assets:
Cash and cash equivalents	231,188	235,059
Accounts receivable	8,295	20,553
Prepaid expenses and other current assets	369	385

Total current assets	239,852	255,997
Non-current assets:
Property and equipment, net	5,075	4,469

Total non-current assets	5,075	4,469

Total assets	244,927	260,466

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	3,690	5,576
Amounts due to related parties	3,815	3,810
Deferred revenue	137,860	177,030
Income taxes payable	22,608	9,807
Accrued expenses and other liabilities	50,956	59,475

Total current liabilities	218,929	255,698
Non-current liabilities:
Other non-current liabilities	—	4,093

Total non-current liabilities	—	4,093

Total liabilities	218,929	259,791

Commitments and contingencies	—	—
Equity:
Parent Company investment	25,820	470
Accumulated other comprehensive income	178	205

Total equity	25,998	675

Total liabilities and equity	244,927	260,466

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB)

	Six-month Period Ended June 30,
	2017	2018
Revenues	153,826	185,876
Cost of revenues	(34,068)	(44,891)

Gross profit	119,758	140,985

Operating expenses
Selling and marketing expenses	(29,982)	(33,081)
General and administrative expenses	(13,759)	(17,236)
Research and development expenses	(6,803)	(7,515)

Operating income	69,214	83,153

Interest income	822	533
Gains on sale of available-for-sale investments	1,067	3,956
Government grants	381	657

Income before income taxes	71,484	88,299

Income tax expenses	(9,210)	(12,961)
Net income	62,274	75,338

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(35)	27
Unrealized holding gains on available-for-sale securities, net of RMB133 and RMB593 income taxes for the periods ended June 30, 2017 and 2018	934	3,363
Less: Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB133 and RMB593 income taxes for the periods ended June 30, 2017 and 2018	(934)	(3,363)

Total comprehensive income	62,239	75,365

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB)

	Six-month Period Ended June 30,
	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	62,274	75,338
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	2,478	3,641
Depreciation	214	616
Gains on sale of available-for-sale investments	(1,067)	(3,956)
Changes in operating assets and liabilities:
Accounts receivable	(3,609)	(12,255)
Prepaid expenses and other current assets	1,309	(15)
Accounts payable	(396)	1,886
Amounts due to related parties	2,544	3,810
Deferred revenue	46,427	47,427
Income tax payable	(4,505)	(12,801)
Accrued expenses and other liabilities	(807)	(2,785)
Other non-current liabilities	—	275

Net cash provided by operating activities	104,862	108,059

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of available-for-sale investments	(300,000)	(640,000)
Proceeds from sales of available-for-sale investments	301,067	643,956
Purchase of property and equipment	(1,792)	(10)
Proceeds from disposal of property and equipment	11	—

Net cash provided by (used in) investing activities	(714)	3,946

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of cash advance to related parties	—	(3,815)
Net transfers to the Parent Company	(363,791)	(104,329)

Net cash used in financing activities	(363,791)	(108,144)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(28)	10

Net increase (decrease) in cash and cash equivalents	(259,671)	3,871
Cash and cash equivalents at beginning of period	371,983	231,188

Cash and cash equivalents at end of period	112,312	235,059

Supplemental disclosure of cash flow information:
Income tax paid	13,715	21,669

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1. Basis of Presentation and Significant Concentrations and Risks

(a)   Basis of Presentation

The accompanying unaudited condensed combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of U.S. Securities and Exchange Commission ("SEC"). The condensed combined balance sheet as of December 31, 2017 was derived from the audited combined financial statements of Fang Holdings Limited's ("Fang", "Parent" or "Parent Company") real estate information, analytics and marketplace services businesses and operations (the "Company"). The accompanying unaudited condensed combined financial statements should be read in conjunction with the combined balance sheet of the Company as of December 31, 2017, and the related combined statements of comprehensive income, equity and cash flows for the year then ended.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2018, and the results of operations and cash flows for the six-month periods ended June 30, 2017 and 2018, have been made.

The preparation of unaudited condensed combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, estimated stand-alone selling prices of performance obligations, the accruals for tax uncertainties and allocation of expenses. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

The unaudited condensed combined financial statements have been prepared on a stand-alone basis and are derived from Fang's consolidated financial statements and underlying accounting records. The unaudited condensed combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company either through specific identification or allocation.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

1. Basis of Presentation and Significant Concentrations and Risks (Continued)

Allocation of Corporate Expenses

The following table sets forth cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses, allocated from Fang for the six-month periods ended June 30, 2017 and 2018:

	Six-month Period Ended June 30,
	2017	2018
Cost of revenues	1,906	2,524
Selling and marketing expenses	1,233	116
General and administrative expenses	1,264	2,195
Research and development expenses	988	126

Total	5,391	4,961

Contractual arrangements

In order to continue to operate listing services after the spinoff of the Company from Fang in compliance with PRC regulatory requirements which restrict foreign ownership of value-added telecommunications, China Index Holdings Limited ("CIH"), through Beijing Zhong Zhi Shi Zheng ("WFOE"), which is a PRC operating entity of the Company, entered into a series of contractual agreements and arrangements ("VIE Agreements") with (1) Zhong Zhi Hong Yuan, a PRC legal entity, and (2) the shareholders of Zhong Zhi Hong Yuan, including Mr. Vincent Tianquan Mo, chairman of the board of directors of the Company, and Ms. Yu Huang, director, chief executive officer and president of the Company.

Zhong Zhi Hong Yuan was established by Mr. Mo and Ms. Huang on June 11, 2018. The registered capital of Zhong Zhi Hong Yuan is RMB1.5 million, which has not been contributed as of June 30, 2018. Zhong Zhi Hong Yuan is in the process of applying for a license of telecommunications and information services, or ICP license, from the government in order to carry out commercial Internet content provision operations in China. After obtaining the ICP license, Zhong Zhi Hong Yuan will provide listing services to customers. As of June 30, 2018, Zhong Zhi Hong Yuan has not started its operations and has no assets and liabilities.

All of the equity interests of Zhong Zhi Hong Yuan are legally held by Mr. Mo and Ms. Huang. Both individuals are nominee equity holders of Zhong Zhi Hong Yuan and holding their equity interests on behalf of CIH. Through the VIE Agreements, the nominee equity holders of Zhong Zhi Hong Yuan have granted all their legal rights including voting rights and disposition rights of their equity interests in Zhong Zhi Hong Yuan to CIH. The nominee equity holders of Zhong Zhi Hong Yuan do not participate significantly in income and loss and do not have the power to direct the activities of Zhong Zhi Hong Yuan that most significantly impact its economic performance. Accordingly, Zhong Zhi Hong Yuan is considered a variable interest entity (the "VIE").

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

1. Basis of Presentation and Significant Concentrations and Risks (Continued)

CIH has a controlling financial interest in the VIE because CIH has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE that could potentially be significant to the VIE. Thus, CIH is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, CIH has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the exclusive technical consultancy and services agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC law. Accordingly, the financial statements of the VIE are consolidated in the Company's unaudited condensed combined financial statements.

Under the terms of the VIE Agreements, the VIE's nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to CIH. All of the equity (net assets) and net income of the VIE are attributed to CIH.

The key terms of the VIE Agreements are as follows:

Equity Pledge Agreement.    Pursuant to the equity pledge agreement, each nominee equity holder of the VIE has pledged all of his or her equity interest in the VIE to guarantee the VIE's performance under the exclusive technical consultancy and services agreement. If the VIE or its nominee equity holder breach their contractual obligations under this agreement, WFOE, as pledgee, will be entitled to certain rights regarding the pledged interests, including receiving proceeds from the auction or sale of all or part of the pledged interests of the VIE in accordance with the law. Each nominee equity holder of the VIE agrees that, during the term of the equity pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. WFOE also has the right to receive dividends of the VIE from its nominee equity holder. The equity pledge agreements remain effective for 10 years commencing from June 11, 2018 and can be extended at the sole discretion of WFOE. The pledge was registered with the relevant local administration for industry and commerce in July 2018 and will remain binding until the VIE and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of the VIE in good faith.

Shareholders' Proxy Agreement.    Under the shareholders' proxy agreement, the nominee equity holders agreed to irrevocably entrust WFOE to exercise their rights as the registered equity holders of the VIE to attend shareholders' meetings, cast votes on all matters of the VIE requiring shareholder approval. WFOE may assign part or all of these proxy rights to its designated employees. WFOE will be indemnified for any loss under this agreement. This agreement will also be binding upon successors of the parties or transferees of the parties' equity interests. This agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

Exclusive Technical Consultancy and Services Agreement.    Under the exclusive technical consultancy and services agreement among WFOE and the VIE, WFOE has the exclusive right to provide the VIE with

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

1. Basis of Presentation and Significant Concentrations and Risks (Continued)

technical services relating to its business. In exchange for these services, the VIE has agreed to make monthly payments to the service provider for such services at an amount determined by the time consumed, the seniority of employees of WFOE providing services to the VIE and amounts agreed by WFOE and the VIE for services provided overtime. Without WFOE's prior written consent, the VIE agrees not to accept the same or any similar services provided by any third party. WFOE own the intellectual property rights arising out of the performance of this agreement. The agreement has an original term of 10 years commencing from June 11, 2018 which can be extended by WFOE at their sole discretion, or can be terminated by WFOE upon 30 days' advance notice.

Operating Agreement.    Under the operating agreement, WFOE has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the VIE under its business contracts with third parties. In return, the VIE is required to pledge its accounts receivable and mortgage all of its assets as counter-security to WFOE. Each of the VIE and the nominee equity holders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIE without the prior written consent of WFOE. The agreement has an original term of 10 years which can be extended prior to the expiration with written confirmation from WFOE, or can be terminated by WFOE upon 30 days' advance notice.

Exclusive Call Option Agreement.    Pursuant to the exclusive call option agreements, each equity holder of the VIE has irrevocably granted CIH and WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity interests in the VIE. The purchase price shall be the minimum price permitted under PRC law. Without CIH and WFOE's prior written consent, the VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, or distribute dividends to the shareholders. Each shareholder of the VIE has agreed that, without CIH and WFOE's prior written consent, he or she will not dispose his or her equity interests in the VIE or create or allow any encumbrance on their equity interests. Moreover, without CIH and WFOE's prior written consent, no dividend will be distributed to the VIE's equity holders, and if any of the equity holders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the equity holder must give such profit, interest, dividend and proceeds to CIH and WFOE or their designated person(s). The agreement has an original term of 10 years commencing from June 11, 2018 which can be extended at the sole discretion of CIH and WFOE.

Loan Agreement.    Pursuant to the loan agreement among WFOE and the equity holders of the VIE, WFOE will make loans in an aggregate amount of RMB1.5 million to the equity holders of the VIE solely for making contributions to the business development of the VIE. Pursuant to the loan agreement, the equity holders of the VIE shall repay the loan by transfer of all his or her equity interest in the VIE to WFOE or their designated person(s). The equity holders of the VIE must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value-added telecommunication service business and CIH and WFOE elect to exercise its exclusive

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

1. Basis of Presentation and Significant Concentrations and Risks (Continued)

equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agree and is permitted to directly hold the equity interest of the VIE under applicable laws of the PRC. The equity holders of the VIE shall not repay such loans in advance unless it is otherwise provided in this agreement. As of June 30, 2018, the loan has not been lent to the equity holders of the VIE.

The Company relies on the VIE Agreements to operate and control the VIE. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, it may not be able to exert effective control over the VIE and relevant rights and licenses held by it which the Company requires in order to operate the listing services business, and its ability to conduct the listing services business may be negatively affected.

In the opinion of management, based on the legal opinion obtained from the Company's PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

  •
  revoking the business and operating licenses of the Company;

  •
  levying fines on the Company;

  •
  confiscating any of the income that they deem to be obtained through illegal operations;

  •
  shutting down the Company's services;

  •
  discontinuing or restricting the Company's operations in China;

  •
  imposing conditions or requirements with which the Company may not be able to comply;

  •
  requiring the Company to change its corporate structure and contractual arrangements;

  •
  restricting or prohibiting the use of the proceeds from overseas offering to finance the Company's VIE's business and operations; and

  •
  taking other regulatory or enforcement actions that could be harmful to the Company's listing services business.

If the imposition of any of these penalties or requirement to restructure the Company's corporate structure causes it to lose the rights to direct the activities of the VIE or the Company's right to receive its economic benefits, the Company would no longer be able to consolidate the financial results

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

1. Basis of Presentation and Significant Concentrations and Risks (Continued)

of the VIE in its unaudited condensed combined financial statements. In the opinion of management, the likelihood of deconsolidation of the VIE is remote based on current facts and circumstances.

(b)   Significant Concentrations and Risks

Cash and cash equivalents maintained at banks consist of the following:

	As of
	December 31, 2017	June 30, 2018
RMB denominated bank deposits with financial institutions in the PRC	230,354	234,256
RMB denominated bank deposits with financial institutions in Hong Kong Special Administrative Region ("HK SAR")	196	197
US dollar denominated bank deposits with a financial institution in HK SAR	438	461
HK dollar denominated bank deposits with a financial institution in HK SAR	107	108

2. Changes in accounting policy

There have been no material changes in the Company's significant accounting policies, other than the adoption of accounting pronouncement below, as compared to the significant accounting policies described in the Company's combined financial statements for the years ended December 31, 2016 and 2017.

The Company adopted Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers on January 1, 2018. The Company applied ASC 606 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605.

The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. The Company's revenues are presented net of value-added tax collected on behalf of governments starting from January 1, 2018. Prior to January 1, 2018, value-added tax collected on behalf of governments were presented as gross in both revenues and cost of revenues. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Changes in accounting policy (Continued)

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on the unaudited condensed combined balance sheets and statement of comprehensive income was as follows:

	Six-month Period ended June 30, 2018	Adjustments	Amounts without adoption of ASC 606
Information and analytics services
Data services	60,187	3,611	63,798
Analytics services	35,711	2,143	37,854

Subtotal	95,898	5,754	101,652
Marketplace services
Promotion services	83,551	5,013	88,564
Listing services	6,427	386	6,813

Subtotal	89,978	5,399	95,377

Total revenues	185,876	11,153	197,029

Cost of revenues	(44,891)	(11,153)	(56,044)

	As of June 30, 2018	Adjustments	Amounts without adoption of ASC 606
Deferred revenue	177,030	11,303	188,333
Accrued expenses and other liabilities	59,475	(11,303)	48,172

Revenue recognition

The Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value-added taxes). For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The Company derives revenues by (i) providing data and analytics services, which including database subscription and customized analytics services and (ii) providing marketplace services, which including promotion services and listing services.

The Company's contracts with customers often include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Changes in accounting policy (Continued)

Judgment is also required to determine the stand-alone selling price ("SSP") for each distinct performance obligation. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Information and Analytics Services

Data services

The Company derives revenues by providing access and analytics tools, including appraisal and rating modules, and city maps, based on its proprietary database of commercial real estate information, typically through a fixed monthly fee for its subscription-based services. The Company determines that the customer simultaneously receives and consumes benefits provided by the Company's performance as the Company performs during the term of the contract and the earning process is straight-line. Revenues from subscription-based services are recognized on a straight-line basis over the subscription period.

Analytics Services

The Company derives revenues by providing customized research reports to customers. There are no contractual customer acceptance provisions. Revenues from customized research reports are recognized when the Company delivers the reports to customers, which is when the control over the report has been transferred to customers.

The Company provides data monitoring and survey services over a period of time, generally less than one year. Revenues are recognized on a straight-line basis over the term of the agreement since the customer simultaneously receives and consumes benefits provided by the Company's performance as the Company performs during the term of the contract and the earning process is straight-line.

Marketplace Services

Promotion services

The Company offers promotion services, consisting of a number of online and offline themed events, including industry forums, periodic updates and online promotions to its customers to promote their brands. The promotion services contain a number of defined but not identical or similar activities to be performed over the period of one year. These activities are to fulfill the promotion service and are not separate promises in the contract. The Company determines that each day of the promotion service is distinct because the customer can benefit from each increment of service on its own (that is, it is capable of being distinct) and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the Company's ability to fulfill another day of service or the benefit to the customer of another day of service. The Company determines that it is providing a series of distinct goods or services because the services provided each day are substantially the same, the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs, and the same measure of progress would be used to measure the Company's progress toward satisfying its promise to provide the

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Changes in accounting policy (Continued)

promotion services. Revenues of promotion services are recognized on a straight-line basis over the period of one year.

Listing Services

Listing services comprise of commercial property listing and listing agent services for commercial properties.

Commercial listing services entitle customers to post and make changes to information for commercial properties on the website and mobile apps for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. Revenues are recognized on a straight-line basis over the service period. The Company determines that its performance pattern to be straight-line since the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs during the term of the contract and the earning process is straight-line.

The Company also acts as an agent on behalf of Fang on listing services for commercial properties. The Company determines that it acts as an agent for the listing service because it does not obtain control of the listing service from Fang before the service is transferred to the customer. Revenues are recognized when Fang and its customers enter into a sales contract and reported on net basis.

Contract Balances

The Company bills its customers based upon contractual schedules, which normally is based on the passage of time. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the unaudited condensed combined statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2018, the Company does not have any off-balance-sheet credit exposure related to its customers. No provision for allowance for doubtful accounts was recorded as of June 30, 2018 as management believes it is probable the account receivable will be fully collected. There were no writeoffs of accounts receivable for the six-month period ended June 30, 2018.

Deferred revenue (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers goods or services to customers.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

2. Changes in accounting policy (Continued)

Changes in the Company's deferred revenue are presented in the following table for the period indicated:

Six-month Period ended June 30, 2018
Deferred revenue at beginning of period	137,860
Cash received in advance, net of VAT	212,735
Revenue recognized from opening balance of deferred revenue	(98,333)
Revenue recognized from deferred revenue arising during current period	(66,989)
Reclassification of VAT payable as of January 1, 2018 as a result of adoption of ASC606	(8,243)

Deferred revenue at end of period	177,030

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

3 FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other liabilities as of June 30, 2018 approximate their fair values because of short maturity of these instruments.

4 SHORT-TERM INVESTMENTS

During the six-month periods ended June 30, 2017 and 2018, the Company invested RMB300,000 and RMB640,000, respectively, in financial products managed by a financial institution in the PRC. The financial products matured before June 30, 2017 and 2018, respectively. The Company recorded gains of RMB1,067 and RMB3,956 on the financial products during the six-month periods ended June 30, 2017 and 2018, which was included in gains on sale of available-for-sale investments in the unaudited condensed combined statements of comprehensive income for the six-month periods ended June 30, 2017 and 2018.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

5 ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31, 2017	June 30, 2018
Accrued payroll and employee benefits	47,009	45,380
VAT and other tax payables	3,432	9,901
Others	515	4,194

Total	50,956	59,475

6 REVENUES

Revenues consist of the following:

	Six-month Period Ended June 30,
	2017	2018
Information and analytics services
Data services	42,026	60,187
Analytics services	29,368	35,711

Subtotal	71,394	95,898
Marketplace services
Promotion services	78,463	83,551
Listing services	3,969	6,427

Subtotal	82,432	89,978

Total	153,826	185,876

7 TAXATION

Beijing Zhong Zhi Xun Bo, one of the Company's PRC Entities obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, Beijing Zhong Zhi Xun Bo was entitled to two-year EIT exemption for the years ended December 31, 2013 and 2014 and a reduced EIT rate of 12.5% for the years ended December 31, 2015, 2016 and 2017. Beijing Zhong Zhi Xun Bo is in the process of applying for the High and New Technology Enterprise certificate. Upon successful application, Beijing Zhong Zhi Xun Bo would be entitled to a preferential tax rate of 15% from January 1, 2018.

The effective income tax rate for the six-month periods ended June 30, 2017 and 2018 was 12.9% and 14.7% respectively. The effective income tax rate for the six-month periods ended June 30, 2017 and 2018 differs from the PRC statutory income tax rate of 25% primarily due to the effect of the preferential tax rates and tax holiday, and the research and development expenses bonus deduction, partially offset by the effect of the unrecognized tax benefits and non-deductible share-based compensation expense.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

7 TAXATION (Continued)

The effect of the Company's tax holiday for the six-month periods ended June 30, 2017 and 2018 were nil and RMB7,272, respectively.

As of June 30, 2018, the unrecognized tax benefits was RMB4,093, which were included in other non-current liabilities. The unrecognized tax benefits represent the estimated tax expenses the Company would be required to pay, should the deductible expenses for tax purpose recognized in accordance with tax laws and regulations. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. No interest and penalties expense related to unrecognized tax benefits were recorded during the six-month periods ended June 30, 2017 and 2018.

8 RELATED PARTY TRANSACTIONS

For the six-month periods ended June 30, 2017 and 2018, significant related party transactions were as follows:

	Six-month Period Ended June 30,
	2017	2018
Listing agent services revenue from Fang	1,110	1,746
Analytics services revenue from Fang	350	50
Costs and expenses allocated from Fang, excluding the share-based compensation costs and expenses related to Fang's share-based awards	5,391	4,961
Share-based compensation expenses related to Fang's share-based awards	2,478	3,641
Rent expenses(1)	2,894	3,810

As of December 31, 2017 and June 30, 2018, the amounts due to related parties are as follows:

	As of
	December 31, 2017	June 30, 2018
Amounts due to related parties
Beijing Soufang Network Technology Information Co., Ltd.(1)	—	3,810
Beijing Hengxin Jiahua Investment Consulting Limited	3,000	—
Beijing Jinhuaming Advertising Limited	815	—

Total	3,815	3,810

(1)
The Company leased offices from Fang in 2017 and 2018. Rent expenses were RMB2,894 and RMB3,810 for the six-month periods ended June 30, 2017 and 2018.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

8 RELATED PARTY TRANSACTIONS (Continued)

The Company entered a lease framework agreement (the Agreement) with Fang, pursuant to which Fang leases offices to the Company at annual rental fee of RMB7,621. The Agreement is effective from January 1, 2018.

9 SHARE-BASED COMPENSATION

Share options

A summary of the equity award activity under the 2010 Plan and 2015 Plan for the six-month period ended June 30, 2018 was as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2017	361,849	17.90	6.76	3,744,780
Exercised	(23,988)	11.00
Forfeited	(10,544)	16.17
Expired	(736)	21.66

Outstanding at June 30, 2018	326,581	18.46	6.36	1,329,200

Vested and expected to vest as of June 30, 2018	312,938	18.49	6.27	1,289,308

Exercisable as of June 30, 2018	171,814	17.40	4.67	944,200

Total intrinsic value of options exercised for the six-month periods ended June 30, 2017 and 2018 was US$123,958 (equivalent to RMB840) and US$201,546 (equivalent to RMB1,334), respectively.

As of June 30, 2018, there was RMB6,352 of unrecognized share-based compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 1.93 years.

Restricted shares

A summary of the restricted shares for the six-month period ended June 30, 2018 was stated below:

	Number of Shares	Weighted Average Grant Date Fair Value US$
Outstanding as of December 31, 2017	118,484	17.55
Forfeited	(5,187)	17.55
Outstanding as of June 30, 2018	113,297	17.55

As of June 30, 2018, there was RMB6,237 of unrecognized share-based compensation cost related to restricted shares that are expected to be recognized over a weighted-average vesting period of 3.16 years.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

9 SHARE-BASED COMPENSATION (Continued)

Total share-based compensation expense of share-based awards granted to employees was as follows:

	Six-month Period Ended June 30,
	2017	2018
Cost of revenues	1,509	1,916
Selling expenses	197	189
General and administrative expenses	766	1,530
Research and development expenses	6	6

Total	2,478	3,641

10 COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of June 30, 2018, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

RMB
Six-month period ending December 31,2018	3,810
2019	7,621
2020	7,621
2021	7,621
2022	7,621
2023	7,621
2024 and thereafter	30,483

72,398

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Gross rent expenses incurred under operating leases were RMB5,234 and RMB3,879 for the six-month periods ended June 30, 2017 and 2018 respectively.

REAL ESTATE INFORMATION, ANALYTICS AND MARKETPLACE SERVICES BUSINESS OF FANG HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB, except for share data)

11 CHANGES IN EQUITY

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Equity
Balance as of December 31, 2017	25,820	178	25,998
Net income	75,338	—	75,338
Foreign currency translation adjustments, net of nil income taxes	—	27	27
Share-based compensation related to Fang Holding Limited's share-based awards	3,641	—	3,641
Unrealized holding gains on available-for-sale securities, net of RMB593 income taxes for the period ended June 30, 2018	—	3,363	3,363
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB593 income taxes for the period ended June 30, 2018	—	(3,363)	(3,363)
Net transfers to Parent	(104,329)	—	(104,329)

Balance as of June 30, 2018	470	205	675

12 SUBSEQUENT EVENTS

Management has considered subsequent events through October 4, 2018, which was the date the unaudited condensed combined financial statements were issued.

(This page has been left blank intentionally.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-transaction memorandum and articles of association that we expect to adopt to become effective immediately prior to the completion of the separation and distribution provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.1 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The separation and distribution agreement, the form of which will be filed as Exhibit 10.3 to this registration statement, will also provide for indemnification by us of Fang, each of its subsidiaries and consolidated affiliated entities and each of their respective directors, officers, employees and agents or by Fang of us, each of our subsidiaries and VIE and each of our respective directors, officers, employees and agents for the liabilities related to the relevant business retained by them respectively after the separation. See "Our Relationship with Fang and Related Party Transactions—Separation and Distribution Related Agreements—Separation and Distribution Agreement" for details.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, [we have not issued or sold any securities].

Item 8.    Exhibits and Financial Statement Schedules

(a)
Exhibits

  See Exhibit Index beginning on page II-3 of this registration statement.

(b)
Financial Statement Schedules.

  Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined financial statements or the note thereto.

Item 9.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

China Index Holdings Limited

Exhibit Index

Exhibit Number		Description of Document
3.1	*	Memorandum and articles of association of the registrant, adopted on June 11, 2018, as currently in effect
3.2	*	Form of amended and restated memorandum and articles of association of the registrant, effective immediately prior to the completion of the separation and distribution
4.1	**	Registrant's specimen American depositary receipt (included in Exhibit 4.3)
4.2	*	Registrant's specimen certificate for its ordinary shares
4.3	**	Form of deposit agreement among the registrant, the depositary and holders and beneficial owners of the American Depository Shares issued thereunder
5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of its ordinary shares being registered
8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	*	Opinion of Jingtian & Gongchen regarding certain PRC tax matters (included in Exhibit 99.1)
8.3	*	Opinion of Crowe LLP regarding certain U.S. federal tax matters in relation to the separation and distribution
10.1	*	Form of indemnification agreement between the registrant and each of its directors and executive officers
10.2	*	Form of employment agreement between the registrant and each of its executive officers
10.3	*	Form of separation and distribution agreement
10.4	*	English translation of form of business cooperation agreement
10.5	*	English translation of from of data license agreement
10.6	*	English translation of form of intellectual property right license agreement
10.7	*	English translation of form of lease framework agreement
10.8	*	English translation of form of software license agreement
10.9	*	Form of transition services agreement
10.10	*	Form of employment matters agreement
10.11	*	Form of tax matters agreement
10.12	*	English translation of form of confidentiality agreement
10.13	*	2019 Equity Incentive Plan
10.14	***	English translation of loan agreement between and among Beijing Zhong Zhi Shi Zheng, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
10.15	***	English translation of equity pledge agreement among Beijing Zhong Zhi Shi Zheng, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018

Exhibit Number		Description of Document
10.16	***	English translation of shareholders' proxy agreement among Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
10.17	***	English translation of operating agreement among Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
10.18	***	English translation of exclusive technical consultancy and services agreement between Beijing Zhong Zhi Shi Zheng and Beijing Zhong Zhi Hong Yuan, dated June 11, 2018
10.19	***	English translation of exclusive call option agreement among Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018
10.20	*
English translation of supplementary agreement to the exclusive call option agreement, among China Index Holdings Limited, Beijing Zhong Zhi Shi Zheng, Beijing Zhong Zhi Hong Yuan, Mr. Vincent Tianquan Mo and Ms. Yu Huang
21.1	*	List of subsidiaries of the registrant
23.1	*	Consent of KPMG Huazhen LLP
23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3	*	Consent of Jingtian & Gongcheng (included in Exhibit 99.1)
23.4	*	Consent of Crowe LLP (included in Exhibit 8.3)
23.5	*	Consent of Frost & Sullivan
24.1	*	Powers of attorney (contained on signature page to registration statement)
99.1	*	Opinion of Jingtian & Gongcheng regarding certain matters under PRC law
99.2	*	Code of business conduct and ethics of the registrant

*
To be filed by amendment.

**
To be incorporated by reference to the Registration Statement on Form F-6 to be filed with the SEC.

***
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, on                  .

China Index Holdings Limited
By:
Name:
Title:

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of            and            as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mr. Vincent Tianquan Mo	Chairman of Board of Directors
Ms. Yu Huang	Director, Chief Executive Officer and President (principal executive officer)
Ms. Jie Jiao	Independent Director
Chief Financial Officer (principal financial and accounting officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Index Holdings Limited, has signed this Registration Statement or amendment thereto in the City of New York on                  .

Authorized U.S. Representative
By:
Name:
Title: